Filed Pursuant to Rule 253(g)(2)

File No. 024-12450

Offering Circular dated April 23, 2025

McQueen Labs Series, LLC

Best Efforts Offering of Class A Units

Representing Series Membership Interests

McQueen Labs Series, LLC, (“we,” “us,” “our,” or the “Company”) is a newly organized Delaware protected series limited liability company that has been formed to facilitate investment in collectible automobiles, works of art, and collectibles (each an “Automobile” and together the “Automobiles,” each an “Art Piece” and together the “Art Pieces” and each a “Collectible” and together the “Collectibles,” may be referred to herein, collectively, as the “Underlying Assets” and each an “Underlying Asset”) that will be owned by either an individual series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. We are offering Class A Units (the “Class A Units”) representing Class A limited liability company interests of each of the series of the Company in the “Series Offering Table” beginning on page 2 of this Offering Circular. Some of our series offerings will have a minimum offering amount, while others will not have a minimum offering amount. The applicable minimum offering amounts set forth below in the Series Offering Table on page 2 hereof, (each a “Minimum Offering Amount”) must be sold as applicable as a condition of a closing of the applicable series offering. We reserve the right to reject any subscription for any reason. For any series offering with an applicable Minimum Offering Amount, such series offering will only close if (i) the “Maximum Offering Amount,” as set forth below in the Series Offering Table on page 2 hereof, of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance (the “Advance”). The Company may hold closings for any series offering without a Minimum Offering Amount at dates and times determined by the Company in its sole discretion without a requirement that any minimum number of Class A Units be sold. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance. This offering is the first offering conducted by the Company and neither the Company, nor any affiliate of the Company, has offered any prior investment programs in which disclosed in the offering materials was a date and time period at which the investment program might be liquidated.

We will not draw down on investors’ funds in any series offering with an applicable Minimum Offering Amount and admit investors as members until we have raised the Minimum Offering Amount and decided to close the applicable series offering. After an investor executes a subscription agreement for any series with an applicable Minimum Offering Amount, those funds will be revocable until the date the Minimum Offering Amount is reached. If we do not raise the Minimum Offering Amount for an applicable series offering within 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission” or the “SEC”), we will cancel the applicable series offering and release all investors from their commitments. In a series offering without a Minimum Offering Amount, there will be no escrow account and after an investor executes a subscription agreement for any series without an applicable Minimum Offering Amount, those funds will be revocable only until the date the Company decides to hold a closing, such date to be determined in the Company’s sole discretion, however, if there is no such closing on the applicable funds, you will be refunded your investment by the Company without interest or deduction. The Company has engaged North Capital Private Securities Corporation as an escrow facilitator (the “Escrow Facilitator”) who will facilitate the escrow with a bank that will act as the escrow agent (the “Escrow Agent”) to hold funds tendered by investors for series offerings with applicable Minimum Offering Amounts. After the Minimum Offering Amount is reached for any such applicable series, the Company may undertake one or more closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. Once we reach the Minimum Offering Amount for an applicable series offering, funds invested will not be revocable, meaning you will not be entitled to request the return of your funds; however, in the event that the Minimum Offering Amount for the applicable series is not reached, you will be refunded your investment by the Escrow Agent without interest or deduction. See “Plan of Distribution.”

In a series offering with an applicable Minimum Offering Amount, no closing will occur prior to the Minimum Offering Amount of such applicable series offering being raised and the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the closing of the applicable series offering. In a series offering without a Minimum Offering Amount, the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the final closing of the applicable series offering.

After the closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series. Underlying Assets will be held for an indefinite period and may be sold at any time following the final closing of the offering of such series.

The Company is wholly owned and managed by McQueen Labs Inc., a Delaware corporation (the “Manager”). Each series will be managed by a board of managers (the “Board of Managers”) for such series. The Company’s core business is the identification, acquisition, marketing and management of Underlying Assets for the benefit of the investors, which will be held in either a separate series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company, and may be referred to herein, collectively, as the “Underlying Assets” and each an “Underlying Asset.” The Underlying Assets of each series, as well as the day-to-day operations of each series will be managed by an administrator, McQueen Labs Inc. (the “Administrator”). The proceeds from each series offering will be used to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset as further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary as further discussed in detail under the heading “Membership Interest Purchase Agreement” on page 58 of this Offering Circular; (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay costs directly attributable to the acquisition of the Underlying Asset, such as sales tax and transfer fees (the “Acquisition Costs”); (iv) pay the Administrator a cash fee in an amount equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series, plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”) and (v) repay the Advance, if applicable. If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. An Underlying Asset purchased by an applicable series may be subject to certain loan amounts or security interests entered into by the seller in connection with the seller’s acquisition of the Underlying Asset (“Third-Party Cost”) which are in favor of, or payable to third-parties (the “Third-Party Amount”). If the Underlying Asset purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks. See the section entitled “Risk Factors” – “Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks” on page 21 of this offering circular for more information.

The Administrator will pay all expenses of the series offerings, including fees and expenses associated with qualification of the series offerings under Regulation A, other than the Rialto Fee, as defined below, which will be paid out of the proceeds of the applicable series offering. Therefore, the gross proceeds from each of the series offerings, with the exception of the deduction of the Rialto Fee, will equal the net proceeds from each of the series offerings. A purchase of Class A Units of a series does not constitute an investment in either the Company or an Underlying Asset directly. This results in limited rights of the investor, which are solely related to a particular series, and are further limited by the Limited Liability Company Agreement of the Company (as amended from time to time, the “Operating Agreement.”)

Investors will have no voting rights. The Manager of the Company and the Board of Managers of each Series, accordingly, maintain control over the management of the Company, each series and the Underlying Assets. Furthermore, because the Class A Units of a series do not constitute an investment in the Company as a whole, holders of the Class A Units are not expected to receive any economic benefit from the assets of, or be subject to the liabilities of, any other series. In addition, the economic interest of a holder of Class A Units in a Series will not be identical to owning a direct undivided interest in an Underlying Asset because, among other things, a series will be required to pay corporate taxes and administrative fees before distributions are made to the holders of Class A Units of a series. The Administrator will receive, for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”). As further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular, the Administrative Fee may for a specified term, in part, be paid to the seller of the applicable Underlying Asset of the applicable series. The Administrator may determine to sell the Underlying Asset of a series without engaging a third-party intermediary, in which event, it may charge the buyer of the Underlying Asset a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Barret-Jackson or Mecum. The Class A Units of each series being offered will represent in the aggregate 100% of the members’ capital accounts of each series and an 80% interest in the profits recognized upon any sale of the Underlying Assets of such series, after deduction of all fees and expenses.

Our series offerings are conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series Class A Units may happen sporadically over the term of the offering. There will be a separate closing, or closings with respect to each series offering. The initial closing of a series offering will take place on the date as determined by the Company after subscriptions for the minimum number of series Class A Units have been accepted and the Company has decided to close on the series offering. The offering period for any series will not exceed 24 months from the qualification date of the offering statement that includes such series. We reserve the right to terminate a series offering for any reason at any time prior to the initial closing of such series offering. No securities are being offered by existing security-holders. Each series offering is being conducted pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings. For series offerings with a Minimum Offering Amount, provided that subscriptions for the Minimum Offering Amount have been accepted for a series, the applicable series offering will terminate at the earlier of the date at which the Maximum Offering amount has been sold or the date at which the offering is earlier terminated by the Company at its sole discretion. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this offering has been qualified by the Commission, the Company will file a post-qualification amendment to include the Company’s most recent financial statements. This offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

Each series offering will be conducted through an online investment platform located at www.mcqmarkets.com, which is operated by the Company (the “McQueen Platform”) that will allow investors to acquire ownership of an interest in the Company. Once an investor establishes a user profile on the McQueen Platform, they can browse and screen potential investments, view details of an investment and sign contractual documents online.

There is currently no public trading market for the Class A Units of any series, there is currently no secondary trading of Class A Units of any series on an alternative trading system, and an active market for the Class A Units may not develop or be sustained. We do not intend to list the Class A Units of any series for trading on a national securities exchange, we intend to act to facilitate the trading of the Class A Units of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the “ATS,” that is approved by the Company. No assurance can be given that the any such ATS will provide an effective means of selling your Class A Units of a series or that the price at which any Class A Units of a series are sold through the ATS is reflective of the fair value of the Class A Units of that series or the Underlying Asset of that series.

No sales of Class A Units of any series will be made prior to the qualification of the Offering Statement by the SEC or the qualification by the SEC of any post-qualification amendment to the Offering Statement which contains a description of such series. All Class A Units will be offered in all jurisdictions at the same price that is set forth in this offering circular.

We have not engaged an underwriter for this Offering, and instead it is being conducted on a “best efforts” basis through our officers and directors on the McQueen Platform, which means our officers and directors will attempt to sell the securities we are offering in this offering circular, but there is no guarantee that any minimum amount will be sold by them. This offering circular will permit our officers and directors to sell the securities directly to the public, with no commission or other remuneration payable to them for any securities they may sell. In offering the securities on our behalf, the officers and directors will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. See “Plan of Distribution” in this Offering Circular. Notwithstanding, the Manager has engaged Rialto Markets LLC (“Rialto”), a Delaware Limited Liability Company and member of the Financial Industry Regulatory Authority (“FINRA”) as the broker dealer of record (“Broker Dealer of Record”) of this Offering to provide or arrange certain compliance and administrative services for the Offering. Rialto is strictly acting in an administrative and compliance capacity as the broker dealer of record, and is not being engaged by the Company to act as an underwriter or placement agent in connection with the Offering. Rialto is not obligated to purchase any Class A Units. The Manager agreed to pay Rialto a broker dealer of record fee of 0.25% of gross offering proceeds (the “Rialto Fee”). This fee will be paid from the proceeds of the applicable series offering. Please see “Plan of Distribution” beginning on page 35 of the offering circular. See “Plan of Distribution” in this Offering Circular.

Series	Number of Class A Units	Price to Public	Underwriter Discounts and Commissions(1)	Proceeds, Before Expenses, to Issuer(2)
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT
Per Class A Unit	1	$20.00	$0.05	$19.95
Total Minimum	n/a	n/a	n/a	n/a
Total Maximum(3)	56,938	$20.00	$2,846.90	$1,135,913.10

(1)	The Company has not engaged underwriters in connection with any series offering. Notwithstanding, the Manager has engaged Rialto Markets LLC (“Rialto”), a Delaware Limited Liability Company and member of the Financial Industry Regulatory Authority (“FINRA”) as the broker dealer of record (“Broker Dealer of Record”) of this Offering to provide or arrange certain compliance and administrative services for the Offering. Rialto is strictly acting in an administrative and compliance capacity as the broker dealer of record and is not being engaged by the Company to act as an underwriter or placement agent in connection with the Offering. Rialto is not obligated to purchase any Class A Units. The Manager agreed to pay Rialto a broker dealer of record fee of 0.25% of gross offering proceeds (the “Rialto Fee”). This fee will be paid from the proceeds of the applicable series offering. See the section entitled “Plan of Distribution” of this offering circular for additional information.

(2)	This amount does not include estimated offering expenses, all of which will be paid by McQueen Labs Inc., the Company’s Administrator rather than from the net proceeds of the series offerings other than the Rialto Fee, which will be paid from the proceeds of the applicable series offering. We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset as further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary as further discussed in detail under the heading “Membership Interest Purchase Agreement” on page 58 of this Offering Circular; (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; (iv) pay the Acquisition Fee (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

(3)	Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. We reserve the right to reject any subscription for any reason. A series offering with a Minimum Offering Amount will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. For any series offering where no Minimum Offering Amount applies, the Company may hold a closing at a date and time determined by the Company, in its sole discretion, without the requirement that any minimum amount of Class A Units be sold. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance.

The Class A Units of each series are to be offered primarily through the McQueen Platform. Neither the Company nor any other affiliated entity involved in the offer and sale of the Class A Units of a series is currently a member firm of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Class A Units of a series.

To invest in any series offering you must represent to us that the aggregate purchase price you pay for your investment is not more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov. We retain complete discretion to determine that subscribers are “qualified purchasers” (as defined in Regulation A under the Securities Act) in reliance on the information and representations provided to us regarding their financial situation.

An investment in the Class A Units of a series is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider and review the information under the heading “Risk Factors” beginning on page 18.

The SEC does not pass upon the merits of or give its approval to any securities offered or the terms of any offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”); however, the SEC has not made an independent determination that the securities offered are exempt from registration.

Periodically, we will provide an amendment or supplement to the offering circular that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent amendment or supplement to the offering circular. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any amendment or supplement to the offering circular, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Where You Can Find More Information” below for more details.

Our principal office is located at 2045 NW 1st Avenue, Miami, Florida 33127 and our phone number is (786) 440-8532. Our corporate website address is located at www.mcqmarkets.com. Information contained on, or accessible through, the website is not a part of, and is not incorporated by reference into, this offering circular.

This offering circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

The date of this offering circular is April 23, 2025.

We are offering to sell, and seeking offers to buy, the Class A Units only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this offering circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this offering circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to the offering and the distribution of this offering circular.

Unless the context otherwise indicates, when used in this offering circular, the terms “the Company,” “we,” “us,” “our” and similar terms refer to McQueen Labs Series, LLC, a Delaware Series Limited Liability Company. We use a twelve-month fiscal year ending on December 31st. In a twelve-month fiscal year, each quarter includes three-months of operations; the first, second, third and fourth quarters end on March 31st, June 30th, September 30th, and December 31st, respectively.

The information contained on, or accessible through, our website at www.mcqmarkets.com are not part of, and are not incorporated by reference in, this offering circular.

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THIRD PARTY DATA

Certain data included in this offering circular is derived from information provided by third-parties that we believe to be reliable. The discussions contained in this offering circular relating to such information is taken from third-party sources that the Company believes to be reliable and reasonable, and that the factual information is fair and accurate. Certain data is also based on our good faith estimates which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon therein. While we are not aware of any material misstatements regarding any market, industry or similar data presented herein, such data was derived from third party sources and reliance on such data involves risks and uncertainties.

TRADEMARKS AND COPYRIGHTS

We own or have the rights to trade secrets and other proprietary rights that protect our business. This offering circular may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this offering circular is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this offering circular are listed without their ©, ® and ™ symbols. All other trademarks are the property of their respective owners.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors.” Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this offering circular. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this offering circular, whether as a result of new information, future events or otherwise.

You should read thoroughly this offering circular and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements including those made in Risk Factors appearing elsewhere in this offering circular. Other sections of this offering circular include additional factors which could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this offering circular, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

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STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our Class A Units are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this Offering is exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our Class A Units offered hereby are offered and sold only to “qualified purchasers” or at a time when our Class A Units are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Class A Units does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who:

1.	has a net worth, or joint net worth with the person’s spouse or spousal equivalent, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or

2.	had earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and has a reasonable expectation of reaching the same income level in the current year; or

3.	is holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status; or

4.	is a “family client,” as defined by the Investment Advisers Act of 1940, of a family office meeting the requirements in Rule 501(a) of Regulation D and whose prospective investment in the issuer is directed by such family office pursuant to Rule 501(a) of Regulation D.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

SERIES OFFERING TABLE

The table below shows key information related to the offering of each series that is either “Not Yet Open,” “Open,” or “Closed”. When an offering has the status “Not Yet Open” the offering circular that describes the offering has not yet been qualified by the SEC. When an offering has the status “Open”, the offering circular that describes the offering has been qualified by the SEC and Class A Units in respect of such offering are available for investment. When an offering has the status “Closed”, the offering has been completed and the Class A Units in respect of such offering are no longer available for investment.

The offering price per Class A Unit of each series will be $20.00.

Series Name	Underlying Asset	Maximum Offering Amount	Minimum Offering Size(2)		Maximum Class A Units	Minimum Class A Units	Opening Date		Status
McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach	1986 Lamborghini Countach	$343,860		$171,940	17,193	8,597	10/23/2024		Open
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	1984 Ferrari 512	$255,280		$127,640	12,764	6,382	10/23/2024		Open
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	2012 Lexus LFA	$444,840		$222,420	22,242	11,121	12/20/24		Open
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	2014 Mercedes SLS AMG Black Series	$786,720		$393,360	39,336	19,668	12/20/24		Open
McQueen Labs Series LLC – Diablo 6.0 VT GT	2001 Lamborghini Diablo VT 6.0 GT	$1,138,760	$	n/a	56,938	n/a	[*/*/25]	(1)	Not Yet Open

(1)	We expect that the approximate date of commencement of proposed sale to the public is promptly following qualification by the SEC of the Offering Statement.
(2)	Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. We reserve the right to reject any subscription for any reason. A series offering with a Minimum Offering Amount will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. For any series offering where no Minimum Offering Amount applies, the Company may hold a closing at a date and time determined by the Company, in its sole discretion, without the requirement that any minimum amount of Class A Units be sold. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance.

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SUMMARY

This summary highlights selected information contained elsewhere in this offering circular. This summary does not contain all of the information you should consider before investing in the Class A Units. You should read this entire offering circular carefully, especially the risks of investing in the Class A Units discussed under “Risk Factors,” before making an investment decision.

Our Company

We were formed as a Delaware Series Limited Liability Company on April 11, 2024. The Company has been formed to facilitate investment in Automobiles, Art Pieces and Collectibles that will be either owned by an individual series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. The Company’s core business is the identification, acquisition, marketing and management of Automobiles, Art Pieces and Collectibles for the benefit of the investors, which will be held in either a separate series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset as further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary as further discussed in detail under the heading “Membership Interest Purchase Agreement” on page 58 of this Offering Circular; (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series. Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks. See the section entitled “Risk Factors” – “Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks” on page 21 of this offering circular for more information.

The Company is owned and managed by McQueen Labs Inc., a Delaware corporation (the “Manager”). Each series will be managed by a board of managers for such series (the “Board of Managers”). The Underlying Assets of each series, as well as the day-to-day operations of each series will be managed by the Administrator. The initial Administrator of each series will be McQueen Labs Inc., but may be changed in accordance with the terms of the Company’s Operating Agreement.

We will seek to acquire an Underlying Asset for each series of the Company in privately negotiated transactions from a private seller, at an auction, or through other dealers. The applicable series, or a wholly owned subsidiary of such series will purchase the Underlying Asset or a subsidiary that owns the Underlying Asset. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset. In a series offering with an applicable Minimum Offering Amount, no closing will occur prior to the Minimum Offering Amount of such applicable series offering being raised and the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the closing of the applicable series offering. In a series offering without a Minimum Offering Amount, the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the final closing of the applicable series offering.

The Company also plans for series to purchase Automobiles where the series would raise funds in order to purchase the Automobile as well as restore it. Accordingly, a part of the use of proceeds of such series would be for use in restoring the Automobile.

We do not expect to generate any material amount of revenues or cash flow from the Underlying Asset held by any series, or a subsidiary of that series, unless and until the Underlying Asset of such series is sold and no profits will be realized by investors unless they are able to sell their Class A Units of the series or the Underlying Asset of the series is sold. We will be reliant on the Administrator for administrative and asset management services and the payment of all ordinary and routine operating costs, including those relating to each series, our Company as a whole and the Underlying Asset of each series and the costs of each of the series offerings, except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset.

Our Series LLC Structure

Most Underlying Assets that we acquire will be owned by either a separate series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. The applicable series, or a wholly owned subsidiary of such series will purchase the Underlying Asset or a subsidiary that owns the Underlying Asset. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset. In the future a Series, or its subsidiary, may own more than one Underlying Asset. Each series, or its subsidiary, will hold title to the specific Underlying Asset that it acquires.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company to which the obligation is attributed.

The Class A Units represent an investment solely in a particular series and, thus, indirectly in the Underlying Assets beneficially owned by that series, or a subsidiary of that series. The Class A Units do not represent a general investment in our Company. We do not anticipate that any series of the Company will beneficially own any material assets other than the single Underlying Asset associated with such series or commercial obligations following the final closing of a series offering other than obligations arising pursuant to the Operating Agreement and potential contractual obligations associated with an eventual sale of the Underlying Assets.

Investors will have no voting rights. The Manager of the Company and the Board of Manager of each Series, accordingly, maintain control over the management of the Company, each series and the Underlying Assets. Furthermore, because the Class A units of a series do not constitute an investment in the Company as a whole, holders of the Class A Units are not expected to receive any economic benefit from the assets of, or be subject to the liabilities of, any other series. In addition, the economic interest of a holder of Class A Units in a Series will not be identical to owning a direct undivided interest in an Underlying Asset because, among other things, a series will be required to pay corporate taxes and administrative fees before distributions are made to the holders of Class A Units of a series. The Class A Units of each series being offered will represent in the aggregate 100% of the members’ capital accounts of each series and an 80% interest in the profits recognized upon any sale of the Underlying Assets of such series, after deduction of all fees and expenses.

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Fees Paid to Our Administrator

Pursuant to the terms of the operating agreement, the Administrator will be paid an initial fee in cash in an amount equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series, plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”), which Acquisition Fees will be paid from the proceeds of the applicable series offering. If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering.

Pursuant to the terms of the operating agreement, the Administrator will be paid for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”), with the Administrative Fee for any fractional quarterly period to be appropriately pro-rated. The Administrative Fee will be payable via the issuance to the Administrator of a number of Class A Units of the applicable series equal to the amount of the Administrative Fee rounded to the nearest whole Class A Unit. As further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular, the Administrative Fee may for a specified term, in part, be paid to the seller of the applicable Underlying Asset of the applicable series.

The Administrator may determine to sell the Underlying Asset of a series without engaging a third-party intermediary, in which event, it may charge the buyer of the Underlying Asset a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Barret-Jackson or Mecum. These amounts, if any, cannot presently be determined.

Repayment of Advance

If the Minimum Offering Amount of an applicable series has been raised, or an amount is raised in a series offering with no Minimum Offering Amount, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, the Company’s Administrator may agree to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. The amount, if any, of the Advance, for any series, will be disclosed on a semi-annual basis on the Company’s filings with the SEC on Form 1-K and 1-SA, respectively, as well as in a Form 1-U upon a closing of the applicable series offering.

When deciding whether to extend an Advance, the Administrator will consider a number of factors including, but not limited to the overall demonstrated interest from investors to date as well as an assessment of any changes in the expected value of the Underlying Asset.

The Automobile Market

The private collector-car market in 2023 was substantial and stable, with significant transactions occurring beyond public auctions. In January 2023 alone, private sales surpassed $700 million, nearly double the volume of auction sales. This trend persisted into 2024, with private transactions maintaining a significant share of the market. However, by early 2025, the combined private sales metric declined to its lowest point since fall 2021, with only 39% of cars selling above their insured value, indicating a cooling in the private sector. The private market is a preferred choice for transactions of vehicles priced under $100K, while online auctions have gained popularity for cars in the $100K-$500K range. Notably, high-value cars above $1 million continue to see robust private market activity, with modern exotics being particularly popular.

Live auctions have shown resilience. Mecum Auctions, for instance, reported total sales of just over $600 million in 2024 across thirteen events, achieving a 70% sell-through rate. Similarly, RM Sotheby's had a remarkable year in 2024, with global sales exceeding $887 million and a 96% sell-through rate, indicating robust demand in the auction segment.

The market for cars valued above $1 million predominantly operates in the private sector, often facilitated by high-end dealers rather than traditional auctions or online platforms. This segment of the market has shown strong performance, with the number of private sales of million-dollar-plus vehicles in late 2022 and early 2023 surpassing those at auctions, including high-profile events like Monterey Car Week. Modern exotics, especially those built since 2010, are particularly sought after in this category, representing nearly a third of such high-value private transactions. Modern exotics refer to high-performance, luxury automobiles from recent years, often featuring advanced technology, unique design, and limited production runs. Examples include models from manufacturers like Ferrari, Lamborghini, McLaren, Bugatti, and Aston Martin. These vehicles typically showcase cutting-edge engineering, high horsepower, sleek aerodynamics, and often carry a high price tag, making them exclusive and sought-after among collectors and enthusiasts.

The Art Market

The global art market is comprised of a network of auction houses, dealers, galleries, advisors, agents, individual collectors, museums, public institutions, and various experts and service providers engaged in the purchase and sale of unique and collectible works of art.

In the past decade, the global art market has exhibited remarkable resilience and growth, navigating through economic fluctuations and global disruptions with notable agility. From the financial crisis of 2008 to the more recent challenges posed by the COVID-19 pandemic, the art market has not only recovered but also reached new heights.

The art market’s journey over the last ten years has been one of recovery and expansion. After a significant decline in value by 22 percent at the onset of the health crisis, the market bounced back robustly in the following year. In 2022, the global art market value reached its second-highest figure to date, demonstrating the sector’s robustness and the sustained interest of collectors and investors alike.

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In 2023, despite a slight dip, the global art sales value remained impressive at 65 billion U.S. dollars, comfortably above the figure from 2019*. The sale volume in the same year exceeded 39 million transactions, nearly matching pre-pandemic levels*. This indicates a steady demand and a vibrant ecosystem for artists, galleries, and buyers. In 2024, the global art market experienced a measured downturn, with total sales declining by 4% compared to the previous year. Despite this, transaction volumes rose by 4%, reaching approximately 39.4 million deals, as more sales occurred at lower price levels.

One of the most significant changes in the last decade has been the shift towards online sales. The confidence in global online sales surged in 2023, reaching an estimated 11.8 billion U.S. dollars, which accounted for 18% of the market’s total turnover**. This growth underscores the increasing comfort of collectors in purchasing art through digital channels.

The United States maintained its position as the largest global art market, accounting for 42% of sales by value.

* Statista, Art market worldwide - statistics & facts

** The Art Basel and UBS Global Art Market Report 2024

In general, the global art market is influenced by the overall strength and stability of the global economy, geopolitical conditions, capital markets and world events, all of which may affect the willingness of potential buyers and sellers to purchase and sell art. While the global art market is large, its exact size is unknown and statistical data is inconsistent. Much of the uncertainty stems from differing estimates of the size of the private dealer and gallery market, which is based on survey data, but disparities also exist in reported auction sales.

The following are general observations based on a repeat-sales index of historical art market prices computed based on a value weighted-basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks:

●	The Post-War & Contemporary Art category showed price appreciation at an estimated annualized rate of 13.3% from the year ended December 31, 1995 to June 30, 2022, versus 9.1% for the S&P 500 Index (includes dividends reinvested) for the same period.
●	Correlation factor of 0.06 between Post-War & Contemporary Art and the S&P 500 Index based on annual price performance from the year ended December 31, 1995 to June 30, 2022.
●	Resilience of art market transaction volume through periods of financial stress (e.g., 2001-2, 2008-9, 2020).
●	We believe these above characteristics present the investment case for art as a possible risk diversifier.

The Collectible Market

The global collectible market is steadily growing, driven by increasing interest in both physical and digital collectibles. According to Market Decipher, in 2024, the market was valued at approximately $492.6 billion, reflecting an annual growth rate of 9.2%. Projections indicate that this upward trend will continue, with the market expected to reach around $762.08 billion by 2032, growing at a compound annual growth rate (CAGR) of 5.4% from 2024 to 2032.

The sports memorabilia industry has experienced notable growth in recent years. In 2023, the global sports memorabilia market was valued at approximately $32.4 billion. Projections indicate a significant expansion, with the market expected to reach $227.2 billion by 2032. Over 33% of the 200 million people in the collectible market own or have owned a sports collectible. At present, Boxes is one of the hottest names in this market, offering sports collectibles worth $125 million at any given time. League based memorabilia is having strong inroads with university leagues seeing huge potential in future.

Physical collectibles, such as art, sports memorabilia, and toys, account for a significant share of the market. According to Market Decipher, the art and antiques segment alone represented 33.65% of the total market in 2023. This growth is driven by a combination of nostalgia, cultural value, and the perception of these items as strong investment opportunities. Moreover, auctions featuring high-profile items linked to pop culture or sports celebrities consistently attract considerable interest and high bids, adding to the sector’s robustness.

Geographically, the market is dominated by North America and Europe, with Europe holding the largest market share at 36.89% in 2023, driven by high demand for valuable historical and cultural artifacts. Meanwhile, according to Market Decipher, the United States accounted for 24.45% of the global market, due to high interest in sports memorabilia, vintage items, and art. The Asia-Pacific region is expected to see the fastest growth, with a projected annual growth rate of 6.4% from 2024 to 2030, fueled by rising disposable incomes and a growing interest in high-value collectibles, particularly in China and India.

Several prominent players in the collectibles market shape industry trends, including traditional auction houses like Sotheby’s and Christie’s, online platforms like eBays. Each platform contributes uniquely to the market by expanding the availability and visibility of collectible items to a broader global audience.

Series

At this time, the Company has formed the following series, which plan to acquire the following Underlying Assets or subsidiaries, which will hold title to the following Underlying Assets:

●	McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach intends to acquire a 1986 Lamborghini Countach.
●	McQueen Labs Series LLC - Series 002 1984 Ferrari 512 intends to acquire a 1984 Ferrari 512.
●	McQueen Labs Series LLC - Series 003 2012 Lexus LFA intends to acquire a 2012 Lexus LFA.
●	McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam intends to acquire a 2014 Mercedes SLS AMG Black Series.
●	McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT will acquire Diablo 6.0 VT GT – Montana LLC, a Montana limited liability company which will hold title to a 2001 Lamborghini Diablo VT 6.0 GT.

For a detailed description of these Underlying Assets please see “Description of Automobiles” under “Description of Business” starting on page 52 of this offering circular.

Acquisitions and Sales of Automobiles, Art Pieces and Collectibles

Acquisitions of Automobiles:

The first step in the car team’s acquisition process is to identify a list of cars and brands which have desirable characteristics for investment purposes that it believes will see optimal returns in the years to come.

The car team has a strong network of relationships with dealerships, auction houses, private collectors, media influencers as well as directly with certain manufacturers. The team will review the statistics on numerous cars, and cross reference to previous sales, condition of the vehicles for previous sales including, but not limited to the mileage on the car.

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The Company may also source cars that are in need of restoration, where a budget will be carefully determined to fully restore the car.

In the event that the Company does not take physical ownership of the cars, custodianship will be the responsibility of the seller. In that case, the seller is to ensure the car is to be properly stored and insured. In the event that the Company does take physical ownership of the car, the car will be stored and insured at an appropriate facility.

Sales of Automobiles:

Similar to the acquisitions, the car team will use its network of relationships with dealerships, auction houses, private collectors, influencers to explore as potential options for the disposition of the cars. The Company is also contemplating having a showcase, where people will be able to see the vehicles available.

Members of the team may also attend different car shows, and racing events to continue to provide additional exposure to the Company and its portfolio of assets and develop further relationships.

Acquisition of Art Pieces:

The first step in the art team’s acquisition process is to identify a list of artists with desirable characteristics for investment purposes that it believes will see optimal returns in the years to come.

The art team has a strong network of relationships and decades of experience sourcing art. The art team will reach out to (a) galleries, (b) collectors, (c) dealers, (d) advisors, (e) auction houses, (f) and family offices to seek out artwork by artists. All of these groups will be introduced to the Company to start building a proprietary pipeline of both passive and active deal flow.

In the event that the Company does not take physical ownership of the Art Piece, custodianship will be the responsibility of the seller. In that case, the seller is to ensure the Art Piece is to be properly stored and insured. In the event that the Company does take physical ownership of the Art Piece, the Art Piece will be stored and insured at an appropriate facility.

Members of the team may also attend different art events such as Art Basel from time to time, in order develop further relationships with those that it may be able to potentially source art from.

The Company’s acquisition team reviews many works of art to narrow down which ones it has interest in looking at in more depth. Upon selecting the works of art it has interest in reviewing in more depth, members of the team will independently assess proposed valuation.

The Company adopts a three-level art assessment process:

Level 1: The internal research team performs a Comparative Analysis with data from auctions and private sales. Subsequently, they compile an Analysis Report and Investment Term Sheet that explain the valuation’s underpinnings. The report not only benchmarks the art’s price but also tracks the artist’s market performance over the past 10 years.

Should the analysis suggest that the art piece is a viable investment candidate, the process advances to Level 2. If not, the artwork is deemed unsuitable for investment and is discarded.

Level 2: The Company secures a third-party digital appraisal. Art acquisition team provides comprehensive details of the artwork, encompassing images, the artist’s identity, the title of the work, its provenance, certification of authenticity, dimensions, and medium, to the valuers. The valuers then prepare and dispatch a Valuation Report to the Company, detailing the rationale behind their conclusions.

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Level 3: If the Comparable Analysis and Digital Valuation are both favorable, indicating the art piece could be a potentially suitable investment, the art acquisition team will draft an Investor Return Analysis Report and submit the ensuing documents to the board to obtain consent for a third-party physical valuation:

● Investment Term Sheet

● Provenance

● Authenticity Certificate

● Internal Analysis

● Digital Valuation

● Investor Return Analysis Report

Level 3: Upon receiving the board’s authorization, the artwork undergoes shipment for a direct assessment and condition checks. Subsequently, a Condition Report and a Valuation Report are generated and forwarded to the Company.

Subsequently, these documents, along with the Physical Valuation and Condition Reports, are submitted to the Board of Directors for final approval for acquisition.

Sale of Art Pieces:

The same way that the art team has relationships with (a) galleries, (b) collectors, (c) dealers, (d) advisors, (e) auction houses, (f) and family offices, these relationships will be explored as potential options for the disposition of the artwork. McQueen is also contemplating having its own gallery space, or working with a group which has gallery space to generate additional exposure for certain works of art.

Members of the McQueen team may also attend different art events such as Art Basel from time to time, in order develop further relationships with those that it may be able to potentially sell art to.

Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks. See the section entitled “Risk Factors” – “Certain Underlying Assets may be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks” on page 21 of this offering circular for more information.

Acquisition of Collectibles:

The first step in the acquisition process is to identify the types of collectibles, such as racing, that the team believes will see increase in demand in the future, or related to certain historical events or that will be limited in number, which the team believes will see optimal returns in the years to come.

The team has a network of relationships with websites, collector stores, auction houses, private collectors, as well as media influencers, which may be used to help source desired Collectibles. The team will review the details on numerous collectibles, ensure properly cross referenced for authenticity, and inspect condition to determine their overall quality, market value, and suitability for acquisition.

Sale of Collectibles:

The same way that the art team has relationships with (a) galleries, (b) collectors, (c) dealers, (d) advisors, (e) auction houses, (f) and family offices, these relationships will be explored as potential options for the disposition of the Collectibles. McQueen is also has its head office which doubles as a show room, and may work with other groups which have show rooms to generate additional exposure for certain Collectibles.

Members of the McQueen team may also attend different events from time to time, in order develop further relationships with those that it may be able to potentially sell Collectibles to.

Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks. See the section entitled “Risk Factors” – “Certain Underlying Assets may be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks” on page 21 of this offering circular for more information.

Asset Purchase Agreement

For many of our series, once we identify an Underlying Asset for a series to acquire, such series, and in some instances such series together with its wholly owned subsidiary, will enter into an Asset Purchase Agreement with the seller to acquire the Underlying Asset (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the seller will agree to sell, assign, transfer and deliver to the series or a wholly owned subsidiary of the series, free and clear of all liens, unless otherwise agreed, all of the Underlying Asset in exchange for payment in the form of (i) a to be agreed upon number of Class A Units of the series (ii) in the event that the Class A Units issued to the seller are greater than 25% of the Class A units issued and outstanding of such series at such time, the issuance to the seller of a Class B Unit of such series and (iii) a cash payment in an amount as agreed to in the Asset Purchase Agreement (the “Cash Payment”). There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

An Underlying Asset purchased by an applicable series may be subject to certain loan amounts or security interests entered into by the seller in connection with the seller’s acquisition of the Underlying Asset which are in favor of, or payable to third-parties and if the Underlying Asset purchased by the applicable series carries such a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering.

Pursuant to the Asset Purchase Agreement, at the closing of the Asset Purchase Agreement, if the Seller is issued a Class B Unit of the applicable series, up to one person designated by the seller may be named as a manager on the board of managers of the applicable series. The then up to two McQueen Series Managers of that series will remain in those positions. Pursuant to the Asset Purchase Agreement, at the end of the Term, as such is defined below, the manager appointed by the seller will be deemed to have automatically resigned from such position.

Pursuant to the Asset Purchase Agreement, the Company will have a certain time period to complete the Cash Payment. In the event that the applicable series offering has not resulted in gross proceeds to the series of the Cash Payment agreed upon in the Asset Purchase Agreement by the closing date, unless otherwise extended upon mutual agreement by the Administrator and the Seller, the Asset Purchase Agreement as well as the applicable series offering may be terminated and all funds raised to date in such series offering will be returned from the applicable escrow account to the investors.

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The number of Class A Units to be issued to the seller and Cash Payment under the Asset Purchase Agreement amount for each series that has entered into an Asset Purchase Agreement is as follows:

Series Name	Number of Class A Units(1)	Cash Payment ($)(2)
McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach	15,300	68,650.00
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	11,475	85,150.00
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	20,400	18,156.48
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	0	87,650.00

(1) There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series. Accordingly, the above listed sellers may receive a number of Class A Units comprising part of the applicable Cash Payment in addition to the number of Class A Units listed above.

(2) Estimated cash payment to be made after paying all other costs, including the Third-Party Amount, Acquisition Costs, the Acquisition Fee, repay the Advance, if applicable and pay the Rialto Fee.

Pursuant to the Asset Purchase Agreement, following the closing of the Asset Purchase Agreement, the Underlying Asset will be owned and managed in accordance with the terms of the Company’s operating agreement and the Certificate of Registered Designation for the applicable series, for the period starting from the date of closing of the Asset Purchase Agreement to the earlier of the date that the Underlying Asset is no longer owned by the applicable series, or a subsidiary of that series, or the date that the Underlying Asset is destroyed to the point where it has been deemed a total loss or write-off, or the date of termination of the Asset Purchase Agreement, and insurance proceeds are received (the “Term”).

The Asset Purchase Agreement can be terminated at any time prior to the closing date of the Asset Purchase Agreement by mutual written consent of the parties, by the applicable series if there has been a material violation, breach or inaccuracy of the Asset Purchase Agreement by the seller, by the seller if there has been a material violation, breach or inaccuracy of the Asset Purchase Agreement by the applicable series, or by any party if a court of competent jurisdiction or other governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under the Asset Purchase Agreement and such order or action shall have become final and non-appealable.

Pursuant to the Asset Purchase Agreement, with regard to an Automobile, during the Term, if the seller agrees to maintain custody of the Automobile, the seller will have the following responsibilities and obligations with respect to the operations and custody of the Automobile:

●	The Automobile will be stored by the seller in climate-controlled storage, that has appropriate security.
●	The Automobile will be kept properly insured with the series being the beneficiary of the insurance policy.
●	The seller will be permitted to drive the Automobile no more than 50 miles in any calendar year of the Term.
●	The seller will not permit any other person to drive or operate the Automobile.
●	The seller will have customary and required maintenance completed on the Automobile.
●	Any time that the Automobile is moved or driven, the seller must ensure it is only done during appropriate weather conditions, and that such event shall be reported to the applicable series within one (1) business day.
●	The seller must keep the Automobile on a trickle charge at all times the Automobile is not in use and start the engine at least once weekly.
●	The seller will not drive the Automobile past any major mileage milestones, such milestones being 1,000, 3,000, 5,000 or 10,000 miles without permission of the applicable series.
●	The seller shall ensure that the wheels are rolled on a weekly basis.

Pursuant to the Asset Purchase Agreement, with regard to an Art Piece, during the Term, the seller will have the following responsibilities and obligations with respect to the Art Piece:

●	The Art Piece will be stored by the seller in climate-controlled storage, that has appropriate security.
●	The Art Piece will be stored in an environment where the risks of fire and flooding have been thoroughly mitigated.
●	The Art Piece will be kept properly insured with the series being the beneficiary of the insurance policy.
●	The Art Piece will be properly maintained to ensure that the condition as of the date of acquisition is maintained.

Pursuant to the Asset Purchase Agreement, with regard to a Collectible, during the Term, the seller will have the following responsibilities and obligations with respect to the Collectible:

●	The Collectible will be stored by the seller in climate-controlled storage, that has appropriate security.
●	The Collectible will be stored in an environment where the risks of fire and flooding have been thoroughly mitigated.
●	The Collectible will be kept properly insured with the series being the beneficiary of the insurance policy.
●	The Collectible will be properly maintained to ensure that the condition as of the date of acquisition is maintained.

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If at any time during the Term, the seller ceases to hold, beneficially and of record, at least 25% of the total number of issued and outstanding Class A Units of the applicable series, then the Administrator has the right to take over the above responsibilities. During the period of the Term of the Asset Purchase Agreement that the seller of the applicable Underlying Asset is providing the foregoing services, the applicable series will pay the applicable seller a portion of the Administrative Fee equal to the lesser of (i) 50% of the Administrative Fee or (ii) the percentage of the issued and outstanding Class A Units which are held beneficially and of record by the applicable seller at the time of the payment of the Administrative fee (the “Seller Administrative Fee Participation”). In the event that, as discussed above, the Administrator of the applicable series takes over these responsibilities from the applicable seller, then, the Seller Administrative Fee Participation will cease.

During the Term, the applicable series will obtain insurance on the Underlying Asset and will have the right to utilize the Underlying Asset for presentation in its showrooms, galleries or at other events that the applicable series elects to participates at, including assistance with introducing the Underlying Asset to potential purchasers.

Pursuant to the Asset Purchase Agreement, each party will agree to indemnify the other party against and in respect of any and all out-of-pocket loss, cost, payments, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage, and diminution in value or claim (including actual costs of investigation and attorneys’ fees and other costs and expenses) incurred or sustained by the other party as a result of or in connection with (i) any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties, covenants and agreements of the applicable series contained in the Asset Purchase Agreement; and (ii) and the ownership, and operation of the Underlying Asset.

After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series.

There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

The applicable series, or a wholly owned subsidiary of such series will purchase the Underlying Asset or a subsidiary that owns the Underlying Asset. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset.

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Membership Interest Purchase Agreement

For some of our series, once we identify an Underlying Asset for a series to acquire, such series will enter into a Membership Interest Purchase Agreement (the “MIPA”) with either a direct or indirect subsidiary of the Administrator (the “Subsidiary”) pursuant to which the applicable series will acquire 100% of the membership interests of such Subsidiary and such Subsidiary will either have already acquired the Underlying Asset, or will have entered into an Asset Purchase Agreement to acquire the Underlying Asset.

Pursuant to a MIPA, such series will agree to purchase of 100% of the membership interests of the Subsidiary from the holder of the membership interests (the “Seller”), which will be a related party since the Subsidiary will be either a direct or indirect subsidiary of the Administrator, in exchange for a purchase price (the “Purchase Price”) to be paid by the issuance by the series of a promissory note (the “Note”) in the amount of the Purchase Price (the “Principal Amount”). Pursuant to the Note, the applicable series will agree to pay the Principal Amount to the Seller at the earlier of: (i) 10 days following the applicable series closing on the Maximum Offering Amount of such series offering or (ii) 180 days following the date of the MIPA (the “Maturity Date”).

The Maturity Date may, upon written request from the series and written acceptance by the Seller, be extended for additional 90 day terms, unless the Seller declines to accept the written request. The Seller may decline to accept the written request from the series and if the Seller does not accept the series’ written request to extend the Maturity Date, the original Maturity Date will not be changed.

The Seller may elect to accept repayment of the Principal Amount in any combination of cash, which will be paid from the proceeds of the applicable series offering or Class A Units of the applicable series (referred to herein as the “Units”), at a price of $20 per Unit of the Units offered in the series offering of such series.

The Seller may elect to accept some or all of the Principal Amount in Units prior to the Maturity Date, but may not request any repayment in cash before that time. Any repayment in Units will be done pursuant to the Subscription Agreement incorporated into the Company’s Offering Statement for the applicable series offering, and will reflect the Company’s election to accept less than the minimum investment cash amount as consideration for purchase of the Units in the offering described therein. The Note is unsecured. The MIPA contains customary representations and warranties.

The number of Class A Units to be issued to the Seller and the Principal Amount under the MIPA for each series that has entered into a MIPA is as follows:

Series Name	Number of Class A Units(1)	Principal Amount ($)(1)
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT	To be determined	1,015,000.00

(1) The number of Class A Units cannot be determined at this time, the Seller may elect to accept repayment in any combination of cash, which will be paid from the proceeds of the applicable series offering or Class A Units of the applicable at a price of $20 per Unit of the Units offered in the series offering of such series, and we cannot predict at this time the form of the repayment. Accordingly, the Principal Amount will be reduced by an amount equal to any repayment accepted in the form of Class A Units.

Organizational and Capital Structure

The following diagram reflects our intended organizational structure as it would appear after a series offering in the scenario where the seller receives a Class A Units and a Class B Unit:

The applicable series, or a wholly owned subsidiary of such series will purchase the Underlying Asset or a subsidiary that owns the Underlying Asset. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. The following diagram reflects this organizational structure as it would appear after a series offering:

The applicable series, or a wholly owned subsidiary of such series will purchase the Underlying Asset or a subsidiary that owns the Underlying Asset. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset.

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Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act, which permits us to elect not to be subject to certain disclosure and other requirements that otherwise would have been applicable to us had we not been an “emerging growth company.” These provisions include:

●	reduced disclosure about our executive compensation arrangements;
●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and
●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time as we are no longer an “emerging growth company.” We will qualify as an “emerging growth company” until the earliest of:

●	the last day of our fiscal year following the fifth anniversary of the date of completion of this offering;
●	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;
●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or
●	the last day of the fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as December 31, 2029.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 18. These risks include, but are not limited to the following:

●	We are an early-stage start-up with no operating history, and we may never become profitable.

●	We have no operating history upon which to base an investment decision.

●	Each series will invest in unique Underlying Assets, either directly or through its wholly owned subsidiary, and whether or not a series will deliver capital appreciation to investors is largely dependent on the automobile, art, and collectible market, which we cannot control.

●	An Underlying Asset purchased by an applicable series may be subject to loan amounts or security interests, and in such case these amounts will be paid first out of the proceeds of the applicable series offering.

●	Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks.

●	An investment in a series offering constitutes only an investment in that series and not in our Company or directly in any Underlying Asset.

●	Currently, the roles of Manager and Administrator are vested in a single entity, McQueen Labs Inc., which also currently holds all the equity interest of the Company in the form of Class X Units of each established series which creates certain risks.

●	Most of our Company’s series, or a subsidiary of such series, will hold an interest in a single Underlying Asset, a non-diversified investment.

●	We do not expect any series to generate any material amount of revenues and rely on the Administrator to fund our operations.

●	The Underlying Asset of a series may be sold at a loss or at a price that results in a distribution that is below the purchase price of the Class A Units of such series, or no distribution at all.

●	The timing and potential price of a sale of the Underlying Asset of a series are impossible to predict, so investors need to be prepared to own the Class A Units of such series for an uncertain period of time.

●	Our business model involves certain costs, some of which are to be paid for through the issuance of equity which will have a dilutive effect on the holders of the Class A Units.

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●	The issuance of Class A Units to the seller of an Underlying Asset will cause additional dilution to the holders of the Class A Units.

●	We are reliant on the Administrator to maintain and sell the Underlying Asset and manage our administrative services.

●	We are reliant on the Administrator to maintain sufficient capital resources to pay the majority of our fees, costs and expenses.

●	Our operating agreement designates the federal district courts of the United States of America as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act, which, if enforced by the courts, will restrict our shareholders’ ability to choose the judicial forum for Securities Act disputes.

●	Holders of the Class A Units will have no voting rights and will not be able to influence the Company.

●	There is no public market for the Class A Units and none is expected to develop.

●	Selling your Class A Units may be difficult, or even impossible.

●	You may not be able to sell your Class A Units of a series at or above the offering price or at all.

●	The Company’s Manager and the Board of each series have control over the Company, and the Company does not have a majority of independent directors and the Company has not voluntarily implemented various corporate governance measures, in the absence of which holders of the Class A units may have more limited protections against interested director transactions, conflicts of interest and similar matters.

●	We do not intend to pay distributions in the foreseeable future and may only make a distribution to the holders of the Class A Units of a series if there are sufficient funds to effect a distribution.

●	Investors in any of the series offering may not hold in the aggregate a majority of the issued and outstanding Class A Units of such series.

●	This is a fixed price offering and the fixed offering price may not accurately represent the current value of any series at any particular time. Therefore, the purchase price you pay for our Class A Units may not be supported by the value of the series at the time of your purchase.

●	The Administrator may rely on a custodian to manage and pay for certain aspects of the storage, maintenance, safekeeping and other aspects of the Underlying Asset, and there is no guarantee that the custodian will perform their duties properly.

●	Although the Company will conduct due diligence in connection with the purchase of an Underlying Asset, no amount of due diligence can completely insulate a buyer against all risks.

Company Information

Our principal office is located at 2045 NW 1st Avenue, Miami, Florida 33127, and our phone number is (786) 440-8532. Our corporate website address is located at www.mcqmarkets.com. Information contained on, or accessible through, the website is not a part of, and is not incorporated by reference into, this offering circular.

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THE OFFERING

Class A Units Offered

We are offering the maximum number of Class A Units of each series referenced in the “Series Offering Table” at a price per Class A Units of each series of $20.

Each series is intended to be a separate series of the Company for purposes of accounting for assets and liabilities and tax reporting. See “Description of Shares” for further details. The Class A Units of each series will be non-voting. The purchase of Class A Units in a particular series is an investment only in that series and not an investment in the Company as a whole. The Class A Units of each series being offered will represent in the aggregate 100% of the members’ capital accounts of each series and an 80% interest in the profits recognized upon any sale of the Underlying Assets of such series, after deduction of all fees and expenses.

Offering Price per Class A Units of a series	$20 per Class A Unit.

Number of Shares Outstanding Before the Offering	There are no Class A Units of any series issued or outstanding. There is one (1) Class X Unit of each series currently issued and outstanding, which is held by McQueen Labs Inc., which is a related party of the Company as it is Administrator.

Minimum and Maximum Investment Amount	There is no maximum investment amount per investor in any series. The minimum investment amount per investor in any series is $500 (25 Class A Unit). We reserve the right to reject any subscription or waive or decrease the minimum purchase restriction in our sole and absolute discretion on a case-by-case basis. Accordingly, investors should not assume that the stated minimum investment restriction will be applied uniformly to all investors.

Operating Agreement	Our operating agreement, referred to herein as the “operating agreement,” created up to three classes of membership interests for each series in the form of Class A Units of a series, one Class B Unit of a series, as well as Class X Unit of a series. By participating in the series offerings, investors will become party to the operating agreement. If the seller of an Underlying Asset to a series obtains greater than 25% ownership of Class A Units of the applicable series at the time of sale, the seller will be issued a Class B Unit of that series. The Certificate of Registered Series of the applicable series will set forth whether a Class B Unit of such series will be issued. Copies of the Amended and Restated Certificate of Registered Series for each McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA, McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam, and McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT, are filed as exhibits hereto.

Subscribing Online

Each series offering will be conducted through an online investment platform located at www.mcqmarkets.com, which is operated by the Company (the “McQueen Platform”) that will allow investors to acquire ownership of an interest in the Company. Once an investor establishes a user profile on the McQueen Platform, they can browse and screen potential investments, view details of an investment and sign contractual documents online.

We have not engaged an underwriter for this Offering, and instead it is being conducted on a “best efforts” basis through our officers and directors on the McQueen Platform, which means our officers and directors will attempt to sell the securities we are offering in this offering circular, but there is no guarantee that any minimum amount will be sold by them. This offering circular will permit our officers and directors to sell the securities directly to the public, with no commission or other remuneration payable to them for any securities they may sell. In offering the securities on our behalf, the officers and directors will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. See “Plan of Distribution” in this Offering Circular.

Notwithstanding, the Manager has engaged Rialto Markets LLC (“Rialto”), a Delaware Limited Liability Company and member of the Financial Industry Regulatory Authority (“FINRA”) as the broker dealer of record (“Broker Dealer of Record”) of this Offering to provide or arrange certain compliance and administrative services for the Offering. Rialto is strictly acting in an administrative and compliance capacity as the broker dealer of record, and is not being engaged by the Company to act as an underwriter or placement agent in connection with the Offering. Rialto is not obligated to purchase any Class A Units.

The Manager agreed to pay Rialto a broker dealer of record fee of 0.25% of gross offering proceeds (the “Rialto Fee”. This fee will be paid from the proceeds of the applicable series offering. Please see “Plan of Distribution” beginning on page 35 of the offering circular. See “Plan of Distribution” in this Offering Circular.

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Payment for Class A Units

After the qualification by the SEC of the offering statement of which this offering circular is a part, investors can make payment of the purchase price in the form of ACH debit transfer, wire transfer, as applicable, into the escrow account of the applicable series until the applicable closing date.

We may also permit payment to be made by credit card. Investors contemplating using their credit card to invest are urged to carefully review “Risk Factors – Risks of investing using a credit card.” There will be up to a 2.25% charge on all investments made via credit card.

Investors may be required to pay certain payment processing costs, which shall be clearly outlined prior to payment by the investor and shall be no greater than 3%.

On each closing date, the funds in the series account will be released and used in accordance with the use of proceeds set forth below and the Class A Units will be issued to investors. If there is no closing of such series offering, the funds deposited in the escrow account will be returned to subscribers in U.S. dollars, without interest.

Investment Amount Restrictions	Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, you are encouraged to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, you are encouraged to refer to www.investor.gov.

Worldwide	The Class A Units will be offered worldwide, provided that we may elect not to sell Class A Units in particular jurisdictions for regulatory or other reasons. No sales of the Class A Units will be made anywhere in the world prior to the qualification of the offering circular by the SEC in the United States and FINRA’s issuance of a No Objections Letter. All Class A Units will be offered everywhere in the world at the same U.S. dollar price that is set forth in this offering circular.

Voting Rights	The holders of the Class A Units will have no voting rights.

Risk Factors	Investing in the Class A Units involves risks. See the section entitled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in the Class A Units.

Use of Proceeds	We expect to receive gross proceeds from each series offering as set forth in the “Use of Proceeds to Issuer” section of this Offering Circular. Our Administrator will pay all expenses of the series offerings, including fees and expenses associated with qualification of the series offerings under Regulation A. Therefore, the gross proceeds from each of the series offerings will equal the net proceeds from each of the series offerings. We intend to use the proceeds from each of the series offerings, to (i) either (a pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset as further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary as further discussed in detail under the heading “Membership Interest Purchase Agreement” on page 58 of this Offering Circular; (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

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Offering Period

The series offerings are being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series interests may take place sporadically over the term of the series offering.

Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. There will be a separate closing or closings, with respect to each series offering. We reserve the right to reject any subscription for any reason. A series offering will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. The offering period for any series will not exceed 24 months from the qualification date of the offering statement that includes such series. We reserve the right to terminate a series offering for any reason at any time prior to the closing of such series offering. If a Minimum Offering Amount is applicable, we will not draw down on investors’ funds in any series offering and admit investors as members until we have raised the Minimum Offering Amount and decided to close the applicable series offering. After an investor executes a subscription agreement, for any series with an applicable Minimum Offering Amount, those funds will be revocable until the date the Minimum Offering Amount is reached. If we do not raise the Minimum Offering Amount for an applicable series offering within 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission” or the “SEC”), we will cancel the applicable series offering and release all investors from their commitments.

For series offerings with a Minimum Offering Amount, provided that subscriptions for the Minimum Offering Amount have been accepted for a series, the applicable series offering will terminate at the earlier of the date at which the Maximum Offering amount has been sold or the date at which the offering is earlier terminated by the Company at its sole discretion. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this offering has been qualified by the Commission, the company will file a post-qualification amendment to include the company’s most recent financial statements. This offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

The Company has engaged North Capital Private Securities Corporation as an escrow facilitator who will facilitate the escrow with a bank that will act as the escrow agent (the “Escrow Agent”) to hold funds tendered by investors. After the Minimum Offering Amount is reached for any series, and the Company decides to close any series offering, the Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. Once we reach the Minimum Offering Amount for an applicable series offering, funds invested will not be revocable, meaning you will not be entitled to request the return of your funds; however, in the event that the Minimum Offering Amount for the applicable series is not reached, you will be refunded your investment by the Escrow Agent without interest or deduction.

Closings	The Company may close an entire series offering at one time or may have multiple closings. Throughout this Offering Circular, we have assumed multiple closings and refer to the “initial closing” as the first such closing and the “final closing” as the last such closing.

Termination of the Offering	We reserve the right to terminate any series offering for any reason at any time.

Transfer Agent and Registrar	The Company will act as its own transfer agent and will use the McQueen Platform to track and manage all transfers of Class A Units. The Company has also engaged Rialto Markets LLC to act as the Transfer Agent and Registrar for any series that becomes beneficially owned by more than 2,000 persons or 500 non-“accredited investors.”

Distributions	None, unless and until there is a sale of the Underlying Asset of a series, at which point we plan to pay a distribution to the shareholders of such series. There can be no assurance as to the timing of a distribution or that we will pay a distribution at all. If we do make a distribution, such funds will be distributed through a McQueen account, which would need to be set up by each holder of the Class A Units prior to such distribution.

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Investment Rewards

The Company’s investment rewards consist of certain physical memorabilia as well as digital collectibles. Each digital collectible will be an artistic rendering, developed internally, or in collaboration with carefully chosen partners, for each of the cars in which we are offering Class A Units under this Offering. The digital collectibles are designed to contain data points related to key details of each car, such as VIN number and odometer mileage, that are intended to provide the ability to verify the authenticity of the Underlying Asset, and will be displayed within investor profiles on the MCQ Platform. The digital collectibles will not be transferrable. The physical memorabilia will be mailed to the investor’s address on file.

Bronze Level

$500 — a digital collectible described above, deemed to be a first-tier level piece by the Company based on the variations of artistic features contained in the piece

Silver Level

$2,500 — a digital collectible described above, deemed to be a second-tier level piece by the Company based on the variations of artistic features contained in the piece

Gold Level

$5,000 — a digital collectible described above, deemed to be a third-tier level piece by the Company based on the variations of artistic features contained in the piece

Platinum Level

$10,000 — a digital collectible described above, deemed to be a fourth, highest tier level piece by the Company based on the variations of artistic features contained in the piece; and

— a piece of racing memorabilia valued no more than $50.

Diamond Level

$50,000 — the same digital collectible received by Platinum Level; and

— a piece of racing memorabilia valued no more than $250.

*Investors are only eligible to receive one level of investment rewards. Investment rewards are not cumulative.

We reserve the right to change the terms and conditions of the investment rewards or to modify, suspend, or cancel the investment rewards at any time.

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SELECTED HISTORICAL FINANCIAL DATA

The following table presents our summary historical financial data for the periods indicated. The summary historical financial data for the period from April 11, 2024 (inception) through December 31, 2024, and the balance sheet data as of December 31, 2024, and is derived from the audited financial statements.

Historical results are included for illustrative and informational purposes only and are not necessarily indicative of results we expect in future periods, and results of interim periods are not necessarily indicative of results for the entire year. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this Offering Circular.

April 11, 2024 (inception) through December 31, 2024

Statement of Operations Data
Total revenues	$-
Gross profits	$-
Total operating expenses	$-
Loss from operations	$-
Nonoperating income (expense)	$-
Net loss	$-
Net loss per share, basic and diluted	$-

Balance Sheet Data (at period end)
Cash and cash equivalents	$-
Working capital (1)	$4.00
Total assets	$-
Total liabilities	$-
Stockholder’s equity	$4.00

(1)	Working capital represents current assets less current liabilities.

DETERMINATION OF OFFERING PRICE

The offering price of the Class A Units of each series bears no relation to book value, assets, earnings, or any other objective criteria of value. It has been arbitrarily determined by the Company.

SERIES DISTRIBUTION POLICY

As of April 23, 2025, no series has made distributions on the Class A Units of such series since our formation and we do not anticipate making distributions in the foreseeable future on any Class A Units, unless and until the Underlying Asset held by such series, or a subsidiary of that series, is sold, at which point we will pay any expenses for which we are responsible and make a distribution to the holders of the Class A Units of such series in accordance with our operating agreement. There can be no assurance as to the timing of a distribution or that we will pay a distribution at all. There are no contractual restrictions on the ability of a series to make distributions.

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RISK FACTORS

Investing in our securities involves risks. In addition to the other information contained in this offering circular, you should carefully consider the following risks before deciding to purchase our securities in this offering. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Cautionary Statement Regarding Forward-Looking Statements” for more information regarding forward-looking statements.

Below is a summary of material risks, uncertainties and other factors that could have a material effect on the Company and its operations, these risks include, but are not limited to the following:

●	We are an early-stage start-up with no operating history, and we may never become profitable.

●	We have no operating history upon which to base an investment decision.

●

Each series will invest in unique Underlying Assets, either directly or through its wholly owned subsidiary, and whether or not a series will deliver capital appreciation to investors is largely dependent on the automobile, art, and collectible market, which we cannot control.

●	An Underlying Asset purchased by an applicable series may be subject to loan amounts or security interests, and in such case these amounts will be paid first out of the proceeds of the applicable series offering.

●	Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks.

●	An investment in a series offering constitutes only an investment in that series and not in our Company or directly in any Underlying Asset.

●	Currently, the roles of Manager and Administrator are vested in a single entity, McQueen Labs Inc., which also currently holds all the equity interest of the Company in the form of Class X Units of each established series which creates certain risks.

●	Most of our Company’s series, or a subsidiary of such series, will hold an interest in a single Underlying Asset, a non-diversified investment.

●	We do not expect any series to generate any material amount of revenues and rely on the Administrator to fund our operations.

●	The Underlying Asset of a series may be sold at a loss or at a price that results in a distribution that is below the purchase price of the Class A Units of such series, or no distribution at all.

●	The timing and potential price of a sale of the Underlying Asset of a series are impossible to predict, so investors need to be prepared to own the Class A Units of such series for an uncertain period of time.

●	Our business model involves certain costs, some of which are to be paid for through the issuance of equity which will have a dilutive effect on the holders of the Class A Units.

●	The issuance of Class A Units to the seller of an Underlying Asset will cause additional dilution to the holders of the Class A Units.

●	We are reliant on the Administrator to maintain and sell the Underlying Asset and manage our administrative services.

●	We are reliant on the Administrator to maintain sufficient capital resources to pay the majority of our fees, costs and expenses.

●	Our operating agreement designates the federal district courts of the United States of America as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act, which, if enforced by the courts, will restrict our shareholders’ ability to choose the judicial forum for Securities Act disputes.

●	Holders of the Class A Units will have no voting rights and will not be able to influence the Company.

●	There is no public market for the Class A Units and none is expected to develop.

●	Selling your Class A Units may be difficult, or even impossible.

●	You may not be able to sell your Class A Units of a series at or above the offering price or at all.

●	The Company’s Manager and the Board of each series have control over the Company, and the Company does not have a majority of independent directors and the Company has not voluntarily implemented various corporate governance measures, in the absence of which holders of the Class A units may have more limited protections against interested director transactions, conflicts of interest and similar matters.

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●	We do not intend to pay distributions in the foreseeable future and may only make a distribution to the holders of the Class A Units of a series if there are sufficient funds to effect a distribution.

●	Investors in any of the series offering may not hold in the aggregate a majority of the issued and outstanding Class A Units of such series.

●	This is a fixed price offering and the fixed offering price may not accurately represent the current value of any series at any particular time. Therefore, the purchase price you pay for our Class A Units may not be supported by the value of the series at the time of your purchase.

●	The Administrator may rely on a custodian to manage and pay for certain aspects of the storage, maintenance, safekeeping and other aspects of the Underlying Asset, and there is no guarantee that the custodian will perform their duties properly.

●	Although the Company will conduct due diligence in connection with the purchase of an Underlying Asset, no amount of due diligence can completely insulate a buyer against all risks.

Risks Related to our Company and Business Model

We are an early-stage start-up with no operating history, and we may never become profitable.

We do not expect to be profitable for the foreseeable future. If we are unable to obtain or maintain profitability, we will not be able to maintain operations.

We are a new company and face all the risks of an early-stage company.

We may encounter challenges and difficulties frequently experienced by early-stage companies; including:

●	A lack of operating experience;
●	Increasing net losses and negative cash flows;
●	Insufficient revenue or cash flow to be self-sustaining;
●	An unproven business model; and
●	Difficulties in managing rapid growth.

We have no operating history upon which to base an investment decision.

We are an early-stage company in which you may lose your entire investment. We were formed in April of 2024. Because we have no operating history, we are unable to provide significant data upon which to evaluate fully our prospects and an investment in our securities. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to:

●	Develop and execute our business model;

●	Raise additional capital as contemplated in this offering, if necessary, in the future;

●	Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful in the long-term because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. As an early-stage company, we will be particularly susceptible to the risks and uncertainties described in these risk factors.

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We may need to raise additional capital that may not be available, which could harm our business.

We attempted to estimate our funding requirements in order to implement our business plan. If the costs of implementing such plan should exceed these estimates significantly, we may need to raise additional funds to meet these funding requirements.

These additional funds may be raised by issuing equity or debt securities or by borrowing from banks or other resources. We cannot assure you that we will be able to obtain any additional financing on terms that are acceptable to us, or at all. If adequate capital is not available or the terms of such capital are not attractive, we may have to curtail our growth and our business, and our business, prospects, financial condition and results of operations could be adversely affected.

Each series will invest in unique Underlying Assets, either directly or through its wholly owned subsidiary, and whether or not a series will deliver capital appreciation to investors is largely dependent on the automobile, art and collectible market, which we cannot control.

We cannot make any assurance that our business model will be successful. Our operations will be dedicated to acquiring and maintaining Underlying Assets held by our series, either directly or through its wholly owned subsidiary, and facilitating the ultimate sale of Underlying Assets. The ability of any series to deliver capital appreciation will depend to a large extent on economic conditions, the automobile, art, and collectible market in general and the market for specific types of automobiles, art works and collectibles, which are factors that are beyond our control. The value of an Underlying Assets may decline after a series purchases it.

An Underlying Asset purchased by an applicable series may be subject to loan amounts or security interests, and in such case these amounts will be paid first out of the proceeds of the applicable series offering.

An Underlying Asset purchased by an applicable series may be subject to certain loan amounts or security interests entered into by the seller in connection with the seller’s acquisition of the Underlying Assets (“Third-Party Cost”) which are in favor of, or payable to third-parties (the “Third-Party Amount”). If the Underlying Assets purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. When an underlying asset acquired by a series, such as an Underlying Assets, is subject to Third-Party Costs, it is imperative to understand that these obligations take precedence in the financial structure of the series’ investment. Specifically, any Third-Party Amounts owed as a result of these costs will be settled first from the proceeds generated by the series through its offering. This repayment structure poses a significant risk to investors in the series for several reasons:

●	Reduced Returns: The requirement to prioritize the settlement of Third-Party Amounts may significantly reduce the net proceeds available from the investment, thereby potentially diminishing the expected returns for investors in the series.

●	Investment Risk: The presence of Third-Party Costs introduces an additional layer of financial risk to the investment. If the proceeds from the series offering are insufficient to cover these costs, the series may need to identify alternative funding sources to fulfill these obligations, further complicating the investment’s financial landscape.

●	Asset Valuation Impact: The need to address Third-Party Costs upfront can also impact the valuation of the acquired asset. The clear title to the asset, free from encumbrances, is only assured once these costs are fully settled, which may affect the series’ ability to leverage or dispose of the asset as planned.

●	Operational Complexity: Managing and settling Third-Party Costs adds a level of operational complexity and due diligence to each series’ acquisition process. This requires careful management and oversight to ensure that all such costs are identified, accurately quantified, and promptly settled to avoid legal or financial complications.

Investors should carefully consider the implications of these Third-Party Costs and the priority of their settlement from the series’ proceeds. This risk factor underscores the importance of thorough due diligence and the need to assess the financial health and encumbrances of assets before acquisition. The prioritization of Third-Party Amounts repayment could affect the overall investment strategy and returns of the series, highlighting a critical consideration for potential investors.

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Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks.

Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company. The fact that certain Underlying Assets to be acquired by an applicable series may be acquired from related parties raises the following risks:

●	Related-Party Transaction Risks: Acquiring assets from related parties introduces a risk of conflicts of interest and potentially less favorable transaction terms. These transactions may not always be conducted at arm’s length, which could result in the series paying more for an asset than its fair market value. Such practices not only affect the series’ ability to sell the asset at a profit but also raise concerns regarding the transparency and fairness of the transaction process.

●	Valuation Risks: Accurately valuing assets acquired from related parties can be particularly challenging. The close relationship between the seller and the Company might influence the asset’s purchase price, which may not accurately reflect its market value. Such discrepancies could affect the series’ financial performance, especially if the asset is later sold at a market price significantly lower than the purchase price.

●	Investor Confidence and Reputation Risk: Transactions with related parties may affect investor confidence in the Company’s governance and operational integrity. Perceived or actual conflicts of interest in these transactions could deter potential investors and negatively impact the Company’s reputation, hindering its ability to attract investment and achieve its resale objectives.

●	Operational Diligence and Oversight: Managing the additional layer of complexity and ensuring compliance in related-party transactions requires rigorous operational diligence and oversight. The series must implement robust mechanisms to identify, assess, and mitigate the risks associated with these transactions to protect the interests of its investors.

Investors are advised to carefully consider the potential foregoing risks associated with the acquisition of assets from related parties.

An investment in a series offering constitutes only an investment in that series and not in our Company or directly in any Underlying Asset.

An investor in a series offering will acquire an ownership interest in the series related to that offering and not, for the avoidance of doubt, in (i) our Company, (ii) any other series, or (iii) directly in an Underlying Asset associated with the series or any Underlying Assets owned by any other series, or a subsidiary of that series. Because the interests in a series do not constitute an investment in the Company as a whole, holders of the interests in a series are not expected to receive any economic benefit from the assets of any other series. In addition, the economic interest of a holder of Class A Units in a series reflects an investment in the Underlying Assets, and also an interest in our corporate and governance structure and our management arrangements. Accordingly, ownership of Class A Units is not identical to owning a direct undivided interest in the Underlying Assets.

Currently, the roles of Manager and Administrator are vested in a single entity, McQueen Labs Inc., which also currently holds all the equity interest of the Company in the form of Class X Units of each established series which creates certain risks.

At this time, the roles of Manager and Administrator are vested in a single entity, McQueen Labs Inc., which also currently holds all the equity interest of the Company in the form of Class X Units of each established series which creates the following risks:

●	Concentration of Control: The dual role of the Manager and Administrator being held by a single entity results in a significant concentration of control. This arrangement will limit the ability of Class A Unit holders to influence the management and strategic direction of each series within the Company. Decisions regarding the operation, investment, and distribution policies may be made with the interests of the controlling entity taking precedence over those of other unit holders.

●	Potential Conflicts of Interest: The alignment of management, administrative responsibilities, and equity interest in a single entity may give rise to conflicts of interest, particularly in decisions that could affect the valuation of Class A Units. While the Company endeavors to operate in a manner that is fair and equitable to all unit holders, there is an inherent risk that decisions could be made that disproportionately benefit the Manager or Administrator entity, especially in scenarios involving financial distress or the liquidation of assets.

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●	Operational Risk: The effectiveness of the Company’s operations is heavily dependent on the performance and decision-making of the single entity serving as both Manager and Administrator. This concentration of operational roles means that any adverse developments affecting this entity’s capacity to fulfill its duties, whether due to financial, legal, or reputational issues, could significantly impact the Company’s overall performance and the value of Class A Units.

●	Governance and Oversight: The structure may also impact the governance and oversight mechanisms typically in place to protect investors’ interests. The unique position of the Manager and Administrator entity could make it challenging to implement checks and balances that ensure transparent and accountable management practices, thereby increasing the risk to Class A Unit holders.

●	Investor Consideration: Potential investors in Class A Units should carefully evaluate the implications of the concentrated control and ownership structure. While the Series LLC format offers flexibility and segregation of assets and liabilities among different series, the centralization of control in a single entity necessitates thorough due diligence and consideration of the governance structures in place to safeguard investors’ interests.

While the Company’s structure and strategy are designed to maximize operational efficiency and strategic focus, the concentration of control and ownership in the Manager and Administrator entity introduces specific risks that could affect the attractiveness and performance of the Class A Units being offered. Potential investors are advised to consider these factors in conjunction with the overall merits of the investment opportunity.

Most of our Company’s series, or a subsidiary of such series, will hold an interest in a single Underlying Asset, a non-diversified investment.

Most of our series, or a subsidiary of such series, will own a single Underlying Asset and not invest in any other assets or conduct any other operations that could generate income. Such lack of diversification creates a concentration risk that may make an investment in the Class A Units of a single series riskier than an investment in the Class A Units of multiple series or a diversified pool of assets or a business with more varied operations. Aggregate returns realized by investors are expected to correlate to the change in value of the Underlying Asset, which may not correlate to changes in the overall automobile, art or collectible market or any segment of the automobile, art or collectible market.

We do not expect any series to generate any material amount of revenues and rely on the Administrator to fund our operations.

We do not expect any series to generate any material amount of revenues or cash flow unless and until an Underlying Asset held by a series, or a subsidiary of that series, is sold. No profits can be realized by the series’ investors unless the Underlying Asset is sold for more than the series acquires it and there are sufficient funds to effectuate a distribution to the shareholders of such series after paying the applicable costs, fees and expenses, or the investors are able to sell their Class A Units of the series. Accordingly, we will be reliant on our Administrator to fund our operations except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset.

The Underlying Assets of a series may be sold at a loss or at a price that results in a distribution that is below the purchase price of the Class A Units of such series, or no distribution at all.

Any sale of the Underlying Assets of a series could be effected at an inopportune time, at a loss and or at a price that would result in a distribution of cash that is less than the price paid by investors to purchase the Class A Units of such series. We intend to hold the Underlying Assets of each series for an extended period of time and may choose to sell the Underlying Assets of a series opportunistically if market conditions are favorable, which we believe is necessary to achieve optimal returns. In the future, we may sell an Underlying Asset at a loss if we believe that such a transaction would reduce future losses or if it would be necessary to satisfy our fiduciary obligations to our shareholders. Lastly, circumstances may arise that may compel us to sell the Underlying Assets of a series at an inopportune time and potentially at a loss, such as if we face litigation, regulatory challenges. There can be no assurance that the Class A Units of such series can ever be resold or that the Underlying Assets of a series can ever be sold or that any sale would occur at a price that would result in a distribution.

The timing and potential price of a sale of the Underlying Assets of a series are impossible to predict, so investors need to be prepared to own the Class A Units of such series for an uncertain period of time.

A risk of investing in the Class A Units of a series is the unpredictability of the timing of a sale of the Underlying Assets of such series and the unpredictability of funds being available for cash distribution and investors should be prepared for both the possibility that they will not receive a cash distribution for many years, and the contrary possibility that they may receive a cash distribution at any time following the completion of the series offering.

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Our business model involves certain costs, some of which are to be paid for through the issuance of equity which will have a dilutive effect on the holders of the Class A Units.

There are various services required to administer our business and maintain the Underlying Assets of a series. Pursuant to the terms of the Operating Agreement, the Administrator will manage all entity-level and asset management services relating to our business and the maintenance of the Underlying Assets of each series. The Administrator will pay all ordinary and necessary costs and expenses associated with the administration of our business and maintenance of the Underlying Assets of each series except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset. Because we do not expect to maintain cash reserves or generate any cash flow, we will be reliant on the Administrator to fund our operations except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset. In exchange for these services and incurring these costs and expenses, the Administrator will receive, for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”). Accordingly, the Administrative Fee will dilute your economic interest in the Underlying Assets at a rate of approximately 1.5% per annum. As further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular, the Administrative Fee may for a specified term, in part, be paid to the seller of the applicable Underlying Asset of the applicable series. Additionally, the Administrator will receive an initial cash fee in an amount equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% plus any applicable transfer taxes, sales taxes or directly attributable costs, minus the percentage received by a seller in Class A Units of the series, plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”), which will be paid from the proceeds of the applicable series offering. If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering. The issuances of Class A Units pursuant to the Administrative Fee and the Acquisition Fee will cause dilution to the holders of the Class A Units.

The issuance of Class A Units to the seller of an Underlying Asset will cause additional dilution to the holders of the Class A Units.

Once we identify an Underlying Asset for a series to acquire, such series, and in some instances such series together with its wholly owned subsidiary, will enter into an Asset Purchase Agreement with the seller to acquire the Underlying Asset (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the seller will agree to sell, assign, transfer and deliver to the series or a wholly owned subsidiary of the series, free and clear of all liens unless otherwise agreed, all of the Underlying Assets in exchange for payment in the form of (i) a to be agreed upon number of Class A Units of the series (ii) in the event that the Class A Units issued to the seller are greater than 25% of the Class A units issued and outstanding of such series at such time, the issuance to the seller of a Class B Unit of such series, and (iii) a cash payment in an amount as agreed to in the Asset Purchase Agreement. After a purchase of an Underlying Asset by a series, the seller of the Underlying Asset may hold a combination of the following, a Class B Unit of that series and upon closing of a series offering, a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. The issuance of Class A Units to the seller of an Underlying Asset will cause additional dilution to the holders of the Class A Units.

In the event we are able to sell the Underlying Assets of a series, your potential investment returns will be lower than the actual appreciation in value of the Underlying Assets of such series due to applicable management fees and expenses.

In the event the Underlying Assets of a series is sold, your distribution of cash proceeds will be reduced by commissions, fees and expenses incurred as a result of administering, marketing and selling the Underlying Assets of such series, as well as dilution resulting from management fees paid to the Administrator in the form of Class A Units. Transaction costs incurred as part of the sale of the Underlying Assets of a series will differ depending on whether we choose or are able to sell the Underlying Assets of a series privately or through a public auction. In a public auction, the principal transaction costs are a seller’s commission and buyer’s premium (a form of selling commission, based on a graduated scale set by each auction house), both of which reduce the net proceeds received by a seller from what a buyer ultimately pays. The final reported sales price includes the hammer price (i.e. the price at which the auctioneer declared the winning bid), and the buyer’s premium. The buyer may also separately incur additional fees or royalties. A seller typically receives the hammer price less the seller’s commission, if any. The economic terms negotiated between the seller and the auction house can vary widely depending on a number of factors, including the value and importance of the specific Underlying Assets, anticipated demand levels, and other factors. If we sell the Underlying Assets of a series in a private transaction, there may be costs or expenses incurred by the series in connection with such sale. While we believe we may be able to substantially reduce the transaction costs of selling the Underlying Assets of a series, they will not be entirely eliminated.

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We may not be able to find a buyer for the Underlying Assets at a reasonable price or at all.

Even in the event that we attempt to sell the Underlying Assets of a series, we cannot guarantee that there will be a buyer at any reasonable price or at all.

Temporary popularity of some Underlying Assets may result in short-term value increases that prove unsustainable as collector tastes shift.

Temporary consumer popularity or “fads” among collectors may lead to short-term or temporary price increases, followed by decreases in value. The demand for specific automobiles, art or collectibles is influenced by changing trends and by the collecting preferences of individual collectors. These conditions and trends are difficult to predict and may adversely impact our ability to sell the Underlying Assets of a series for a profit. These trends could result in reduced profitability or a loss upon the sale of the Underlying Assets of a series.

The Underlying Assets of a series could be subject to damage, theft or deterioration in condition, which could have a material adverse effect on the value of the Underlying Assets of a series.

No amount of security can fully protect an Underlying Asset from damage or theft. The damage or theft of valuable property, despite these security measures, could have a material adverse impact on the value of the Underlying Asset and, consequently, the value of the Class A Units of such series. The Company plans to maintain insurance, but there is no guarantee that such coverage would be adequate to mitigate all of such losses.

If it is discovered that any Automobile acquired by a series has previously been in an accident, it could greatly reduce the value of the Automobile.

Although we will conduct due diligence to confirm that none of the Automobiles acquired by a series have not been involved in any accident, it could nonetheless be discovered that an Automobile was at some point involved in an accident. Automobiles with accident histories are generally perceived as less desirable by collectors and buyers, leading to a significant depreciation in market value. The extent of the damage, even if fully repaired, can raise concerns about the Automobile’s integrity, performance, and long-term reliability. The perception of potential buyers is crucial in the collectible automobile market. An accident history, regardless of the quality of repairs, can deter buyers and reduce demand. Buyers often prefer vehicles with clean histories, associating them with better investment potential and fewer future problems.

We could be exposed to losses in the event of title or authenticity claims.

The buying and selling of Art Pieces, Automobiles and Collectibles can involve potential claims regarding title and authenticity of the Art Piece, Automobile or Collectible. Authenticity risk related to Art Pieces or Collectibles may result from incorrect attribution, uncertain attribution, lack of certificate proving the authenticity of the Art Piece or Collectible, purchase of a non-authentic Art Piece or Collectible, or forgery. Authenticity risk related to Automobiles may result from forged documents such as fake titles, registration papers or altered VIN numbers, counterfeit parts such as the presence of non-original or counterfeit parts which can significantly reduce the value of a collectible car and misrepresent its authenticity, and inaccurate historical records. In the event of a title or authenticity claim against us by a buyer of the Art Piece, Automobile or Collectible of a series, we would seek recourse against the seller of the Art Piece, Automobile or Collectible of such series pursuant to authenticity and title representations obtained at the time of purchase, but a claim could nevertheless expose us to losses. In addition, we do not maintain liquid assets to defend or settle any such legal claims and would be reliant on the Administrator to outlay the cost of such defense or settlement.

There may be challenges to the chain of title of an Underlying Asset.

There are inherent risks associated with verifying and maintaining the chain of title for the Underlying Assets to be acquired by each applicable series, which could potentially impact the value and ownership of the Underlying assets held by each series, or a subsidiary of that series. Establishing the chain of title for unique and high-value assets like an Art Piece, Automobile or Collectibles can be complex and challenging. There may be difficulties in obtaining complete and accurate historical records, particularly for older or rare items. Any gaps or discrepancies in the title history can raise questions about the legal ownership and authenticity of the Underlying Asset. Additionally, the market for collectible cars and art is susceptible to fraud and misrepresentation. Forged documents, counterfeit items, and fraudulent claims of ownership can complicate the chain of title. Even with diligent due diligence, it is possible that an Underlying Asset acquired by a series could later be subject to disputes or claims from previous owners or third parties. Any challenges to the chain of title of an Underlying Asset, could lead to costly litigation, delays in the sale or transfer of the Underlying Asset, and potential financial losses. In some cases, the applicable series might be unable to retain or recover the full value of the Underlying Asset and an investor in the applicable series may lose their investment.

The maintenance and repair costs of Automobiles can be substantial.

A series may have to expand a substantial amount of funds for any repair or maintenance costs of the Automobiles before such Automobile is sold by an applicable series. This could include costs related to routine maintenance, unforeseen mechanical issues, and necessary restorations to maintain or enhance the Automobile’s value. These expenses can be significant, especially for rare or vintage automobiles that may require specialized parts and services. High maintenance and repair costs can place a significant financial burden on the applicable series, potentially reducing the overall profitability. Extensive repairs or maintenance can delay the sale of an Automobile. While undergoing repairs, the market value of the Automobile may fluctuate, potentially reducing the expected profit margin. The actual costs of repairs and maintenance can be difficult to estimate accurately, especially for older or rare vehicles.

We are reliant on the Administrator to maintain and sell the Underlying Assets and manage our administrative services.

We do not plan to have employees or intend to maintain or generate any cash flow prior to the sale of the Underlying Assets of a series. We do not expect to generate any material amount of revenues or cash flow from the Underlying Assets held by any series, or a subsidiary of that series, unless and until the Underlying Assets of such series is sold and no profits will be realized by investors unless they are able to sell their Class A Units of the series or the Underlying Assets of the series is sold. We will be reliant on the Administrator for administrative and asset management services and the payment of all ordinary and routine operating costs, including those relating to each series, our Company as a whole and the Underlying Assets of each series and the costs of each of the series offerings, except for those obligations, cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset. We plan to rely on the Administrator to perform or administer all necessary services to maintain the Underlying Assets of each series, except for obligations for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset. The Administrator is also responsible for all management services required to maintain our Company, including professional services, regulatory filings, SEC reporting, tax filings and other matters. If the Administrator were to default on its obligations under the operating agreement, it would be extremely difficult for us to replace the Administrator or internally manage these functions given our lack of cash flow and lack of employees. Accordingly, in the event of a material default by the Administrator under the operating agreement, we would likely be forced to sell the Underlying Assets of each series. We cannot provide assurance that the timing and or terms of any such sale would be favorable.

We are reliant on the Administrator to maintain sufficient capital resources to pay the majority of our fees, costs and expenses.

Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the operating agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods. The Administrator’s capital resources and sources of liquidity will be relied upon by our auditors in determining our likely ability to continue as a going concern. If the Administrator’s liquid capital resources and sources of liquidity are insufficient to satisfy its operational requirements, including the management of our Company, for at least one year, our Company may receive qualified audit reports that would likely have a material adverse effect on the value of the Class A Units of a series.

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The Administrator may receive fees from a buyer of an Underlying Asset of a series that it sells without engaging an intermediary.

The Administrator may determine to sell the Underlying Asset of a series without engaging a third-party intermediary, in which event, it may charge the buyer of the Underlying Asset a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Barret-Jackson or Mecum. These amounts, if any, cannot presently be determined.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

We do not intend to list the Class A Units of any series on a national securities exchange. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer listing on a national stock exchange would be. We do not have, nor are we required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a company listed on a national stock exchange.

Our operating agreement designates the federal district courts of the United States of America as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act, which, if enforced by the courts, will restrict our shareholders’ ability to choose the judicial forum for Securities Act disputes.

Our operating agreement designates the federal district courts of the United States of America as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our operating agreement provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such provision, and the enforceability of similar choice of forum provisions in other companies’ constitutive documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our operating agreement. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

This choice of forum provision may limit a shareholder’s ability to bring a Securities Act claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find the exclusive-forum provision in our operating agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our financial condition.

Compliance with Regulation A and reporting to the SEC could be costly.

Compliance with Regulation A could be costly and requires legal and accounting expertise. We are required to file an annual report on Form 1-K, a semi-annual report on Form 1-SA, and current reports on Form 1-U.

Our legal and financial staff may need to be increased in order to comply with Regulation A. Compliance with Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.

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We are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. Therefore, we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our investors could receive less information than they might expect to receive from exchange traded public companies.

We are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year. Therefore, our investors could receive less information than they might expect to receive from exchange traded public companies.

Holders of the Class A Units will have no voting rights and will not be able to influence the Company.

The holders of the Class A Units will have no voting rights. Accordingly, holders of the Class A Units will be relying on the judgment of the Company’s management as to the operations of the Company.

Holders of the Class A Units will have no right to remove our management or otherwise change our management, even if we are not attaining our objectives.

Holders of the Class A Units will have no rights in our management and will have no ability to remove our management.

The Company is an early stage company with a limited accounting staff and has limited internal accounting control procedures.

The Company’s internal control procedures are being developed and being implemented over time as the Company has limited resources currently. This could lead to less robust internal controls that would otherwise exist at larger and more mature companies. Additionally, if we are unable to effectively implement our internal control procedures, investors may lose confidence in the accuracy and completeness of our financial reports. We also could become subject to investigations by the stock exchange on which any of our securities may become listed, or the Securities and Exchange Commission, or other regulatory authorities, which could require additional financial and management resources.

If the Company were to be required to register under the Investment Company Act or the Manager or were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each series, and the Manager may be forced to liquidate and wind up each series or rescind the Offerings for any of the series.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Manager will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), and the Class A Units do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company and the Manager have taken the position that the Underlying Assets are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company’s assets will consist of less than 40% investment securities under the Investment Company Act and the Manager is not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each series and the Manager may be forced to liquidate and wind up each series or rescind the Offerings for any of the series or the Offering for any other series.

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Risks Relating to Ownership of the Class A Units and the Offering

There is no public market for the Class A Units and none is expected to develop.

The Class A Units are newly issued securities. Although under Regulation A the securities are not restricted, the Class A Units are still highly illiquid securities. No public market has developed nor is expected to develop for the Class A Units and we do not intend to list the Class A Units on a national securities exchange or interdealer quotational system. We intend to act to facilitate the trading of the Class A Units of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the “ATS,” that is approved by the Company. No assurance can be given that the any such ATS will provide an effective means of selling your Class A Units of a series or that the price at which any Class A Units of a series are sold through the ATS is reflective of the fair value of the Class A Units of that series or the Underlying Asset of that series. You should be prepared to hold your Class A Units as the Class A Units are expected to be highly illiquid investments.

Selling your Class A Units may be difficult, or even impossible.

We do not plan to list the Class A Units of any series for trading on a national securities exchange or on an interdealer quotational system. Accordingly, it may be difficult or even impossible to sell your Class A Units.

Affiliates or another holder of a large block of Class A Units of a particular series may seek to sell its shares on the ATS which could result in downward pressure on the share price.

We intend to act to facilitate the trading of the Class A Units of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the “ATS,” that is approved by the Company. In the event any person or entity, which may include an affiliate of the Company, acquires a significant percentage of the Class A Units of a series, such shareholder may elect to sell its interest in the Class A Units on the ATS or which could result in downward pressure on the share price and depress the price you would realize upon sale.

A concentration of ownership of the Class A Units of a series may reduce liquidity or adversely affect the price of the Class A Units of such series on the ATS.

We intend to act to facilitate the trading of the Class A Units of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the “ATS,” that is approved by the Company.

Our operating agreement contains a 19.99% beneficial ownership limit (which is not applicable to the Administrator), but the Manager can waive such limit in our discretion on a case-by-case basis. Certain Class A Unite holders of a series may beneficially own a large percentage of the outstanding Class A Units of such series. A concentration of ownership in one or a small group of shareholders may diminish liquidity on the ATS, particularly if any such shareholder is deemed to be an “affiliate” of the Company as defined in Rule 405 of the Securities Act, which would make it more difficult for such shareholder to sell its shares pursuant to applicable Federal securities laws. Conversely, concentrated ownership could also create an “overhang” risk, which is a risk that such shareholder or shareholders seek to liquidate their positions in a short time frame, which could significantly increase the supply of Class A Units of a series available for sale without a corresponding increase in demand, thereby driving the trading price of the Class A Units of such series downward.

Holders of the Class A Units will have no voting rights and will not be able to influence the Company.

The holders of the Class A Units will have no voting rights. Accordingly, holders of the Class A Units will be relying on the judgment of the Company’s management and operations of the Company.

You may not be able to sell your Class A Units of a series at or above the offering price or at all.

The initial public offering price for the Class A Units of a series is above their net tangible asset value due to the payment of the Administrative Fee and the Acquisition Fee. Prior to these series offerings, no public market exists for the Class A Units of such series. You may not be able to sell your Class A Units of a series at or above the initial offering price, or ever. Investors should be prepared to hold their Class A Units of such series for an indefinite period, as there can be no assurance that the Class A Units of such series can ever be tradable or sold.

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We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. Therefore, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our investors could receive less information than they might expect to receive from exchange traded public companies.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year. Therefore, our investors could receive less information than they might expect to receive from exchange traded public companies.

An investment in a series offering constitutes only an investment in that series and not in the Company as a whole.

An investor in a series offering will acquire an ownership interest in the series related to that offering and not, for the avoidance of doubt, in (i) our Company, (ii) any other series, or (iii) directly in an Underlying Asset associated with the series or any Underlying Assets owned by any other series, or a subsidiary of that series. Because the interests in a series do not constitute an investment in the Company as a whole, holders of the interests in a series are not expected to receive any economic benefit from the assets of any other series. In addition, the economic interest of a holder of Class Units in a series reflects an investment in the Underlying Assets, and also an interest in our corporate and governance structure and our management arrangements. Accordingly, ownership of Class A Units is not identical to owning a direct undivided interest in the Underlying Assets.

If we face litigation related to a series offering, we may elect to sell the Underlying Assets of such series and the proceeds of any sale may be insufficient to provide an adequate remedy. Further, if investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

The Class A Units of a series have not been registered under the Securities Act and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act, including Regulation A promulgated thereunder. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if a series offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Class A Units of the series or find an exemption under the securities laws of each state in which we offer the Class A Units of such series, each investor may have the right to rescind his, her or its purchase of the Class A Units of such series and to receive back from us his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we may elect to sell the Underlying Assets of a series and there can be no assurance that the proceeds of any such sale would be an adequate remedy for our investors and we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

The Company’s Manager and the Board of each series have control over the Company, and the Company does not have any independent members of the Board of Managers and the Manager is not independent and the Company has not voluntarily implemented various corporate governance measures, in the absence of which holders of the Class A units may have more limited protections against interested director transactions, conflicts of interest and similar matters.

The Company’s Manager and the Board of each series have control over the Company, and the Company does not have a majority of independent directors and the Company has not voluntarily implemented various corporate governance measures, in the absence of which holders of the Class A units may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Federal legislation, including the Sarbanes-Oxley Act of 2002, as amended (“the “Sarbanes-Oxley Act”), has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or the NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors’ independence, audit committee oversight, and the adoption of a code of ethics. The Board of Directors, that has complete control over the Company, has not yet adopted any of these other corporate governance measures and since our securities are not yet listed on a national securities exchange, we are not required to do so. Our management does not have independent directors.

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The Company has not adopted corporate governance measures such as an audit or other independent committee (such as a compensation committee or corporate governance and nominating committee) of the Board of Directors, as the Company presently does not have independent directors.

Because we do not have an audit committee, holders of the Class A Units of a series will have to rely on our management to perform these functions.

We do not have an audit committee. The Company’s Manager and the Board of each series have control over the Company. Because we do not have an audit committee, holders of the Class A Units of a series will have to rely on our management to perform these functions.

Purchasers in the series offerings and in the aftermarket will experience dilution in the book value of their investment over time.

The initial offering price per Class A Units of each series will be above the pro forma net tangible book value per Class A Unit of such series immediately following the series offerings as a result of the Administrative Fee and potentially the Acquisition Fee if any of it is paid in the form of Class A Units of a series in lieu of cash. These Class A Units when issued, effectively further reduce the tangible book value per Class A Unit of the series over time. Please see “Dilution” in this offering circular for additional information.

Provisions of our Certificate of Formation and our Operating Agreement may delay or prevent a take-over which may not be in the best interests of holders of the Class A Units of a series.

Provisions of our Certificate of Formation and the operating agreement may be deemed to have anti-takeover effects, which include, among others, the Manager and Board of each series having sole and exclusive control of the operations of us, and may delay, defer or prevent a takeover attempt.

We do not intend to pay distributions in the foreseeable future and may only make a distribution to the holders of the Class A Units of a series if there are sufficient funds to effect a distribution.

We do not maintain any cash balances and do not intend to pay any distributions in the foreseeable future and may only make a distribution to the holders of the Class A Units of a series if after payment costs and expenses associated with the sale of the Underlying Asset of the applicable series there are sufficient funds to effect a distribution. Investors should be prepared to never receive a distribution in connection with their ownership of the Class A Units of such series.

Tax risk to investors seeking to invest using their individual retirement accounts, including traditional and self-directed IRAs and 401(k)s.

Section 408(m) of the Internal Revenue Code of the United States treats the acquisition of any collectible, including any Underlying Asset, as a distribution from the retirement account. Distributions are taxable to the holder of the account and may be subject to early withdrawal penalties of 10% of such amount if the investor is not at least 59-1/2 years of age. The Internal Revenue Service could take the position that an investment in the Class A Units of a series is tantamount to the acquisition of Underlying Assets and therefore should be treated as a taxable distribution. We urge those investors seeking to use their individual retirement accounts to invest in Class A Units of a series to consult with a competent professional tax professional prior to making an investment decision.

Holders of the Class A Units may face significant restrictions on the resale of the Class A Units due to state “Blue Sky” laws or rules restricting participation by foreign citizens.

Each state has its own securities laws, often called “blue sky” laws, which limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker, if any, must be registered in that state. We do not know whether our Class A Units will be registered or exempt from registration under the laws of any state. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our Class A Units.

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Investors in any of the series offering may not hold in the aggregate a majority of the issued and outstanding Class A Units of such series.

Once we identify an Underlying Asset for a series to acquire, such series, and in some instances such series together with its wholly owned subsidiary, will enter into an Asset Purchase Agreement with the seller to acquire the Underlying Asset (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the seller will agree to sell, assign, transfer and deliver to the series or a wholly owned subsidiary of the series, free and clear of all liens unless otherwise agreed, all of the Underlying Asset in exchange for payment in the form of (i) a to be agreed upon number of Class A Units of the series (ii) in the event that the Class A Units issued to the seller are greater than 25% of the Class A units issued and outstanding of such series at such time, the issuance to the seller of a Class B Unit of such series and (iii) a cash payment in an amount as agreed to in the Asset Purchase Agreement. After a purchase of an Underlying Asset by a series, the seller of the Underlying Asset may hold a combination of the following, a Class B Unit of that series and upon closing of a series offering, a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series.

If we are required to register any Series under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and Administrator and may divert attention from management of the Underlying Assets or could cause the Administrator to no longer be able to afford to run our business.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not “accredited investors.” While our Operating Agreement presently prohibits any transfer that would result in any Series being beneficially owned by more than 2,000 persons or 500 non-“accredited investors,” the Manager has the right to waive this prohibition. To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g5-1(a)(7) under the Exchange Act (the “Reg. A+ Exemption”), which exemption generally requires that the issuer (i) be current in its Form 1-K, 1-SA and 1-U filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have a public float of less than $75 million as of the last business day of its most recently completed semi-annual period or, in the event the result of such public float calculation is zero, have annual revenues of less than $50 million as of its most recently completed fiscal year. If the number of record holders of any Series exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. A+ Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Series under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and Administrator and may divert attention from management of the Underlying Assets by the Administrator or could cause the Administrator to no longer be able to afford to run our business.

There is a risk the Offering of any series will not close.

Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. We reserve the right to reject any subscription for any reason. A series offering with a Minimum Offering Amount will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. For any series offering where no Minimum Offering Amount applies, the Company may hold a closing at a date and time determined by the Company, in its sole discretion, without the requirement that any minimum amount of Class A Units be sold. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance. There are numerous possible scenarios pursuant to which the Offering of any series may be abandoned prior to the initial closing, including the inability raise the Minimum Offering Amount for an applicable series offering, the Administrator’s decision not to provide an advance to a specific series in order to enable it to purchase its Underlying Asset or Subsidiary that owns the Underlying Asset, a material adverse change or event in the capital markets or automobile, art or collectible industry, which could make it impracticable to consummate the Offering of any series. The emergence of material litigation regarding the Company, the outbreak of war or hostilities, or the Company’s determination that the Offering of any series should be delayed, suspended, or abandoned, due to these or other unforeseeable events.

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Some of our series Offerings are contingent offerings.

Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. We reserve the right to reject any subscription for any reason. A Minimum Offering Amount and escrow have been established for the following series: McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA and McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam. Each of these series offerings will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. If a Minimum Offering Amount is applicable, we will not draw down on investors’ funds in any series offering and admit investors as members until we have raised Minimum Offering Amount and decided to close the applicable series offering. After an investor executes a subscription agreement, for any series with an applicable Minimum Offering Amount, those funds will be revocable until the date the Minimum Offering Amount is reached. If we do not raise the Minimum Offering Amount for an applicable series offering within 12 months after this offering has been qualified by the Commission, we will cancel the applicable series offering and release all investors from their commitments. The Company has engaged North Capital Private Securities Corporation as an escrow facilitator who will facilitate the escrow with a bank that will act as the escrow agent to hold funds tendered by investors for offerings with a Minimum Offering Amount. After the Minimum Offering Amount is reached for any series, the Company may undertake one or more closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. Once we reach the Minimum Offering Amount for an applicable series offering, funds invested will not be revocable, meaning you will not be entitled to request the return of your funds; however, in the event that the Minimum Offering Amount for the applicable series is not reached, you will be refunded your investment by the Escrow Agent without interest or deduction. See “Plan of Distribution.”

Some of our series Offerings a not contingent offerings, meaning they have no Minimum Offering Amount.

Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. There is no Minimum Offering Amount and no escrow established for McQueen Labs Series LLC - Series 005 Diablo 6.0 VT GT. We will hold closings for such series upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. There will be a separate closing, or closings, with respect to such series, with an initial closing taking place on the date determined by the Company. There is no minimum number of Class A Units that needs to be sold in order for funds to be released to the Company and for the McQueen Labs Series LLC - Series 005 Diablo 6.0 VT GT offering to close. The Company may undertake one or more closings of such series on a rolling basis. For any series offerings with no Minimum Offering Amount there will be no escrow account established, and the Company will be able to access investor funds immediately after closing on such funds, and such offerings will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion.

A series that issues a promissory note pursuant to a membership interest purchase agreement, may default on such note, which would expose the series to potential legal action, reputational harm, or loss of the Underlying Asset.

For some of our series, once we identify an Underlying Asset for a series to acquire, such series will enter into a Membership Interest Purchase Agreement (the “MIPA”) with either a direct or indirect subsidiary of the Administrator (the “Subsidiary”) pursuant to which the applicable series will acquire 100% of the membership interests of such Subsidiary and such Subsidiary will either have already acquired the Underlying Asset, or will have entered into an Asset Purchase Agreement to acquire the Underlying Asset. Pursuant to a MIPA, such series will agree to purchase of 100% of the membership interests of the Subsidiary from the holder of the membership interests (the “Seller”), which will be a related party since the Subsidiary will be either a direct or indirect subsidiary of the Administrator, in exchange for a purchase price (the “Purchase Price”) to be paid by the issuance by the series of a promissory note (the “Note”) in the amount of the Purchase Price (the “Principal Amount”). Pursuant to the Note, the applicable series will agree to pay the Principal Amount to the Seller at the earlier of: (i) 10 days following the applicable series closing on the Maximum Offering Amount of such series offering or (ii) 180 days following the date of the MIPA (the “Maturity Date”). The Maturity Date may, upon written request from the series and written acceptance by the Seller, be extended for additional 90 day terms, unless the Seller declines to accept the written request. The Seller may decline to accept the written request from the series and if the Seller does not accept the series’ written request to extend the Maturity Date, the original Maturity Date will not be changed. As repayment of the Principal Amount, the Seller may elect to accept repayment in any combination of cash, which will be paid from the proceeds of the applicable series offering or Class A Units of the applicable series (referred to herein as the “Units”), at a price of $20 per Unit of the Units offered in the series offering of such series. The Seller may elect to take some or all of the Principal Amount in Units prior to the Maturity Date, but may not request any repayment in cash before that time. Any repayment in Units will be done pursuant to the Subscription Agreement incorporated into the Company’s Offering Statement for the series offering, and will reflect the Company’s election to accept less than the minimum investment cash amount as consideration for purchase of Units in the offering described therein. The Note is unsecured.

If the series is unable to repay the Note on or before the Maturity Date, and the Seller declines to extend the Maturity Date, the series may be in default. In the event of default, the Seller could pursue available remedies, including legal action or reclaiming ownership of the Subsidiary, which could result in the loss of the Underlying Asset by the series and materially impair the series’ ability to operate or generate returns for investors. Because the Note is unsecured, the Seller would not have priority over specific assets, but a default may nonetheless lead to significant adverse consequences, including reputational harm and financial disruption.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of any series at any particular time. Therefore, the purchase price you pay for our Class A Units may not be supported by the value of the series at the time of your purchase.

This is a fixed price offering, which means that the offering price for our Class A Units in each series is fixed and will not vary based on the value of a series or the Underlying assets held by such series, or a subsidiary of that series. The Company has determined the offering price in its sole discretion without the input of an investment bank or other third party. The fixed offering price for our Class A Units has not been based on appraisals of any assets we own or may own, or of any series or our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Class A Units may not be supported by the current value of our company or our assets at any particular time.

The Administrator, or a seller to a series, may rely on a custodian to manage and pay for certain aspects of the storage, maintenance, safekeeping and other aspects of the Underlying Assets, and there is no guarantee that the custodian will perform their duties properly.

The Administrator or the applicable series seller, as the case may be, may rely on a custodian to manage and pay for certain aspects of the storage, maintenance, safekeeping and other aspects of the Underlying Assets. The Administrator or the applicable series seller, as the case may be, will enter into agreements with such custodians, however, there is no guarantee that the custodian will perform their duties properly. For example, a storage facility selected by the custodian can be inadequate for the storage of the Underlying Assets causing the Underlying Assets to suffer damage. This could lead to either the Underlying Assets held by a particular series, or a subsidiary of that series, to decrease in value, which would accordingly negatively impact the value of the Class A Units of such series.

Although the Company will conduct due diligence in connection with the purchase of an Underlying Asset, no amount of due diligence can completely insulate a buyer against all risks.

The Company will conduct due diligence in connection with the purchase of an Underlying Assets, however, no amount of due diligence can completely insulate a buyer against all risks. For example, investing the Underlying Assets of a series are subject to the following risks:

●Claims with respect to the authenticity of an Underlying Assets. We will generally obtain representations of authenticity from sellers, but these representations may not effectively eliminate the risk.

●Claims related to provenance, or history of ownership, are relatively common and allege that an Underlying Asset has an uncertain or false origin.

●Condition. The physical condition of an Underlying Asset over time is dependent on technical aspects, including the materials used, the manner and skill of application, handling and storage and other factors.

●Underlying Assets are subject to potential damage, destruction, devastation, vandalism or loss as a result of natural disasters (flood, fire, hurricane), crime, theft, illegal exportation abroad, etc.

●Underlying Assets ownership is prone to a variety of legal challenges, including challenges to title, nationalization, purchase from an unauthorized person, risk of cheating, money laundering, violation of legal regulations and restitution issues.

● The art, automobile and collectibles markets are prone to change due to a variety of factors, including changes in transaction costs, substantial changes in fees, tax law changes, export licenses etc., changes in legal regulations, changes in attitudes toward art or automobiles as an investment and changes in tastes, trends (fashion). These risks can be specific to certain geographies.

● Art, automobile and collectibles values and demand are affected by economic confidence among ultra-high-net-worth individuals.

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If any of these risks materialize, the Underlying Assets held by a particular series, or a subsidiary of that series, may decrease in value, which would accordingly negatively impact the value of the Class A Units of such series.

Risks of investing using a credit card.

We may accept credit cards for subscriptions, provided that any such credit card subscription shall not exceed the amount permitted by applicable law, per subscriber, per series offering. There will be up to a 2.25% charge on all investments made via credit card. An investment in the Class A Units of any series is a long-term and highly illiquid investment. Payment by credit card may be appropriate for some investors as a temporary funding convenience, but should not be used as a long term means to finance an investment in the Class A Units of any series. Investors contemplating using their credit card to invest are urged to review the SEC’s Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which is available at https://www.sec.gov/oiea/investor-alerts-and-bulletins/ia_riskycombination. Credit card investment will result in incurrence of third-party fees and charges (often ranging from 1.5% - 3.0%), interest obligations which will lower your expected investment returns, and could exceed your actual returns. In addition, if you cannot meet your minimum payment obligation, you may damage your credit profile which would make it more difficult and more expensive to borrow in the future.

The preparation of our financial statements involves the use of estimates, judgments and assumptions, and our financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management’s judgment include, but are not limited to, determining the fair value of assets and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our financial statements and our business.

We have not retained independent professionals for investors.

We have not retained any independent professionals to comment on or otherwise protect the interests of potential investors. Although we have retained our own counsel, neither such counsel nor any other independent professionals have made any examination of any factual matters herein, and potential investors should not rely on our counsel regarding any matters herein described.

Suitability Requirements.

The Class A Units are being offered hereby only to persons who meet certain suitability requirements set forth herein. The fact that a prospective Investor meets the suitability requirements established by us for this Offering does not necessarily mean that an investment in us is a suitable investment for that Investor. Each prospective Investor should consult with his own professional advisers before investing in us.

Investors are not to construe this Offering Circular as constituting legal or tax advice. Before making any decision to invest in us, investors should read the Offering Statement of which this Offering Circular forms a part, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors.

An Investor should be aware that we will assert that the Investor consented to the risks and the conflicts of interest described or inherent in this document if the Investor brings a claim against us or any of our directors, officers, managers, employees, advisors, agents, or representatives.

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Risks Relating to the Company’s Investment Rewards

The Company’s digital collectible rewards may be deemed to be securities.

The Company’s digital collectibles are unique artistic renderings, developed internally, or in collaboration with carefully chosen partners, for each of the cars in which we are offering Class A Units under this Offering. The digital collectibles are designed to contain data points related to key details of each car, such as VIN number and odometer mileage, that are intended to provide the ability to verify the authenticity of the Underlying Asset, and will be displayed within investor profiles on the MCQ Platform. There is a risk that these digital collectibles issued as rewards to investors could be deemed “securities” under U.S. federal or state securities laws. If regulators, including the SEC, determine that these digital collectibles constitute securities, their issuance may be considered a violation of Section 5 of the Securities Act, which prohibits the offer or sale of unregistered securities unless an exemption applies. If the digital collectibles are deemed securities and were not properly registered or exempt from registration, the Company may be subject to regulatory enforcement actions, fines, penalties, and potential investor rescission claims. Additionally, such a determination could result in reputational harm, increased legal costs, and the Company being required to register the digital collectibles as securities, impose transfer restrictions, or discontinue their issuance altogether. Given the evolving regulatory landscape surrounding digital assets, there is no guarantee that future guidance or enforcement actions will not impact the Company’s ability to continue offering these digital collectibles as rewards. Investors should be aware of the regulatory uncertainty and the potential consequences associated with the issuance of such rewards.

We may limit, add to, suspend, modify, terminate or extend the Company’s investment rewards, at any time.

At any time and in our sole discretion, we may limit, add to, suspend, modify, terminate or extend the investment rewards, or any of their terms and conditions, which could result in the realization of substantially fewer benefits to participants than what you may expect. We have no prior experience with the implementation of a rewards program. We may find that it is substantially more expensive to implement and maintain than what we currently expect, or it may result in substantially fewer benefits than what we anticipate. We reserve the right to change the terms and conditions of the investment rewards or to modify, suspend, or cancel the investment rewards at any time. Any of these actions could keep you from realizing any meaningful benefit from the investment rewards, and you could realize substantially fewer benefits of participation than what you may expect.

Any rewards you receive as a result of the investment rewards could have adverse tax consequences to you.

There is some uncertainty about the appropriate treatment of these rewards for income purposes. You may be subject to tax on the value of your rewards. If you receive any rewards you may generally realize taxable income. Your receipt of any investment rewards may increase the complexity of your tax filings and may cause you to be ineligible to file Internal Revenue Service Form 1040-EZ, if you would otherwise be eligible to file such form. Investors should consult with their tax advisors regarding potential liabilities.

The administration of the investment rewards is significantly dependent on information technology.

The investment rewards utilize a novel technology platform, posing increased operational risk associated with the use of new technologies. Participants must rely on us to securely collect, transmit, and store electronic information in connection with its administration of the investment rewards. Despite any security measures that we may put in place, we and our service providers’ information technology systems may be susceptible to damage, disruptions, or shutdowns due to hardware failures, computer viruses, hacker attacks, telecommunication failures, user errors, catastrophic events, or other factors. Any damage or disruption to, or shutdown suffered by, information technology systems used in connection with the investment rewards could interrupt investment reward administration and expose participants (current and past) to the risk that others may obtain unauthorized access to their confidential information, including personal information and credit card and other financial data.

The Company’s digital collectible rewards may have limited value and functionality.

The digital collectibles may have limited or no functionality beyond being a promotional item. The Company is under no obligation to provide ongoing support, enhancements, or any additional benefits related to these collectibles in the future. Digital collectibles may require specific private keys, or access credentials to store and manage them. If an investor loses access to their associated credentials, they may permanently lose their collectible with no possibility of recovery.

The Company’s memorabilia rewards may have limited value and are subject to claims of authenticity and damage.

The memorabilia provided as rewards to investors may not have any inherent or guaranteed market value. The worth of such items is subjective and depends on market demand, which may fluctuate. There is no assurance that these items will appreciate or retain value over time. The memorabilia rewards are promotional in nature and do not represent an equity interest, dividend, or any financial benefit in the Company. The memorabilia provided as rewards may vary in condition, and the Company does not guarantee the authenticity, historical significance, or provenance of any items. Investors should be aware that third-party authentication may be necessary to establish value in the secondary market. Memorabilia items may have limited practical use and may not be easily resold or liquidated for cash. Investors should not assume they will be able to sell or trade these items at a profit or at all. The Company is not responsible for lost, stolen, or damaged memorabilia once it has been delivered. Any issues regarding the shipment or receipt of memorabilia will need to be addressed with the shipping provider.

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DILUTION

Prior to giving effect to each series offering, McQueen Labs Inc., the Company’s Manager holds a Class X Unit of each series of the Company. Additionally, each of the following applicable sellers may hold a Class B Unit of the applicable series, as well as the number of Class A Units of the applicable series at closing as follows:

Name of Series	Name of Seller	Number of Class A Units(6)		Class B Unit
McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach	Devlin DeFrancesco(1)	15,300		1
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	Lachlan DeFrancesco (2)	11,475		1
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	Delavaco Holdings Inc.(3)	20,400		1
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	MQ Solarbeam AMG, LLC(4)	0		0
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT	Mushman Collectibles and Investments LLC(5)	0	(6)	0

(1)	Devlin DeFrancesco is the brother of Lachlan DeFrancesco(2). Devlin DeFrancesco is also a shareholder of the Administrator and Manager through shares of the Administrator and Manager held by an entity which he owns.
(2)	Lachlan DeFrancesco is an officer and director of the Administrator and Manager as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA and McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam. Lachlan DeFrancesco will also own approximately 47.3% of the Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 after the closing of that series offering as well as one Class B Unit of that series.
(3)	Delavaco Holdings Inc. is owned by Catherine DeFrancesco, who is the mother of Lachlan DeFrancesco(2). Catherine DeFrancesco is also a % shareholder of the Administrator and Manager through shares of the Administrator and Manager held by an entity which she owns.
(4)	MQ Solarbeam AMG, LLC is wholly owned by the Administrator.
(5)	Mushman Collectibles and Investments LLC is wholly owned by the Administrator.
(6)	Where a series is purchasing its Underlying Asset from a seller pursuant to an Asset Purchase Agreement, there may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series, accordingly, the number of shares noted here may be subject to adjustment. Where a series is purchasing a subsidiary that owns the Underlying Asset pursuant to a Membership Interest Purchase Agreement, the Seller may elect to accept repayment of the Principal Amount under the Note issued as payment, in any combination of cash, which will be paid from the proceeds of the applicable series offering or Class A Units of the applicable at a price of $20 per Unit of the Units offered in the series offering of such series, and we cannot predict at this time the form of the repayment and accordingly, the number of shares noted here may be subject to adjustment.

The Administrator will receive, for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”). As further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular, the Administrative Fee may for a specified term, in part, be paid to the seller of the applicable Underlying Asset of the applicable series. The Administrator will also receive a cash fee in an amount equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series, plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”). If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering.

Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. If the Minimum Offering Amount of an applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, the Company’s Administrator may agree to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance.

For many of our series, once we identify an Underlying Asset for a series to acquire, such series, and in some instances such series together with its wholly owned subsidiary, will enter into an Asset Purchase Agreement with the seller to acquire the Underlying Asset and for other series, such series will enter into a Membership Interest Purchase Agreement with a subsidiary pursuant to which it will acquire 100% of the membership interests of such subsidiary and such subsidiary will either have already acquired the Underlying Asset, or will have entered into an Asset Purchase Agreement to acquire the Underlying Asset. Pursuant to the Asset Purchase Agreement, the seller will agree to sell, assign, transfer and deliver to the series or a wholly owned subsidiary of the series, free and clear of all liens unless otherwise agreed, all of the Underlying Asset in exchange for payment in the form of (i) a to be agreed upon number of Class A Units of the series (ii) in the event that the Class A Units issued to the seller are greater than 25% of the Class A units issued and outstanding of such series at such time, the issuance to the seller of a Class B Unit of such series and (iii) a cash payment in an amount as agreed to in the Asset Purchase Agreement. Pursuant to the Membership Interest Purchase Agreement (“MIPA”), a series will acquire 100% of the membership interests of a Subsidiary and such Subsidiary will either have already acquired the Underlying Asset, or will have entered into an Asset Purchase Agreement to acquire the Underlying Asset, from the holder of the membership interests (the “Seller”), which will be a related party since the Subsidiary will be either a direct or indirect subsidiary of the Administrator, in exchange for a purchase price (the “Purchase Price”) to be paid by the issuance by the series of a promissory note (the “Note”) in the amount of the Purchase Price (the “Principal Amount”). Pursuant to the Note, the applicable series will agree to pay the Principal Amount to the Seller at the earlier of: (i) 10 days following the applicable series closing on the Maximum Offering Amount of such series offering or (ii) 180 days following the date of the MIPA (the “Maturity Date”). The Seller may elect to take some or all of the Principal Amount in Units prior to the Maturity Date, but may not request any repayment in cash before that time. Any repayment in Units will be done pursuant to the Subscription Agreement incorporated into the Company’s Offering Statement for the series offering, and will reflect the Company’s election to accept less than the minimum investment cash amount as consideration for purchase of Units in the offering described therein.

There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

These Class A Units when issued, effectively further reduce the tangible book value per Class A Unit of the series over time.

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We estimate that the net tangible book value per share upon the final closing of the applicable series offering after giving effect to the intended use of proceeds from such offering will be as follows:

Series Name	Net Tangible Book Value per Share After Final Closing	Dilution Amount
McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach	$18.95	$1.05
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	$18.96	$1.04
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	$18.97	$1.03
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	$18.02	$1.98
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT	$18.02	$1.98

PLAN OF DISTRIBUTION

We are offering Class A Units representing Class A limited liability company interests of each of the series of the Company in the “Series Offering Table” beginning on page 2 of this Offering Circular.

After the qualification by the SEC of the offering statement of which this Offering Circular is a part, the series offerings will be conducted through the McQueen Platform, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price in the form of ACH debit, credit card, or wire transfer into non-interest bearing escrow account with the Escrow Agent, or a similar institution and will not be commingled with the operating account of any other series or the Company, until, if and when there is a closing with respect to that series.

There will be up to a 2.25% charge on all investments made via credit card. Credit card subscription shall not exceed the amount permitted by applicable law, per series offering, per subscriber. Investors contemplating using their credit card to invest are urged to carefully review “Risk Factors – Risks of investing using a credit card.” Credit card investment will result in incurrence of third-party fees and charges, interest obligations which will lower your expected investment returns and could exceed your actual returns. In addition, if you cannot meet your minimum payment obligation, you may damage your credit profile which would make it more difficult and more expensive to borrow in the future.

Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. We reserve the right to reject any subscription for any reason. A series offering with a Minimum Offering Amount will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. The Company may, for any series offering without a Minimum Offering Amount, hold a closing at a date and time determined by the Company in its sole discretion with no requirement that any minimum number of Class A Units be sold. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance.

On any relevant closing date, the funds in the account will be released to the applicable series and the associated Class A Units of a series will be issued to the investors in the offering of a series. If there is no closing of the offering of a series, the funds deposited in the escrow account will be promptly returned to subscribers, without deduction and generally without interest.

Upon a closing of a series offering under the terms as set out in this offering circular, funds will be immediately transferred to us (where the funds will be available for use in the operations of the Company’s business in a manner consistent with the “Use of Proceeds” in this offering circular).

The Minimum Offering Amount, if one is applicable, set forth in the Series Offering Table on page 2 hereof, must be sold as applicable as a condition of a closing of the offering of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series. We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset as further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary as further discussed in detail under the heading “Membership Interest Purchase Agreement” on page 58 of this Offering Circular; (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. Underlying Assets will be held for an indefinite period and may be sold at any time following the closing of the offering of such series.

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Our series offerings are conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series Class A Units may happen sporadically over the term of the offering. There will be a separate closing or closings with respect to each series offering. An initial closing of a series offering with a Minimum Offering Amount will take place on the date as determined by the Company after subscriptions for the minimum number of series Class A Units have been accepted and the Company has decided to close on the series offering. An initial closing for a series offering without a Minimum Offering Amount will take place on a date as determined by the Company. The offering period for any series will not exceed 24 months from the qualification date of the offering statement that includes such series. We reserve the right to terminate a series offering for any reason at any time prior to the initial closing of such series offering. No securities are being offered by existing security-holders. Each series offering is being conducted pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings.

For series offerings where a Minimum Offering Amount applies, we will not draw down on investors’ funds in any series offering and admit investors as members until we have raised Minimum Offering Amount and decided to close the applicable series offering. After an investor executes a subscription agreement, for any series with an applicable Minimum Offering Amount, those funds will be revocable until the date the Minimum Offering Amount is reached. If we do not raise the Minimum Offering Amount for an applicable series offering within 12 months after this offering has been qualified by the Commission, we will cancel the applicable series offering and release all investors from their commitments.

For series offerings with a Minimum Offering Amount, provided that subscriptions for the Minimum Offering Amount have been accepted for a series, the applicable series offering will terminate at the earlier of the date at which the Maximum Offering amount has been sold or the date at which the offering is earlier terminated by the Company at its sole discretion. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this offering has been qualified by the Commission, the Company will file a post-qualification amendment to include the Company’s most recent financial statements. This offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

The Company has engaged North Capital Private Securities Corporation as an escrow facilitator who will facilitate the escrow with a bank that will act as the escrow agent to hold funds tendered by investors in offerings with a Minimum Offering Amount. After the Minimum Offering Amount is reached for any series, the Company may undertake one or more closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. Once we reach the Minimum Offering Amount for an applicable series offering, funds invested will not be revocable, meaning you will not be entitled to request the return of your funds; however, in the event that the Minimum Offering Amount for the applicable series is not reached, you will be refunded your investment by the Escrow Agent without interest or deduction.

We have not engaged an underwriter to the series offerings and instead, the series offerings are being conducted on a “best efforts” basis through our officers and directors on the McQueen Platform, which means our officers and directors will attempt to sell the securities we are offering in this offering circular, but there is no guarantee that any minimum amount will be sold by them. This offering circular will permit our officers and directors to sell the securities directly to the public, with no commission or other remuneration payable to them for any securities they may sell. In offering the securities on our behalf, the officers and directors will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

We will sell the Class A Units through our officers and directors, who intend to offer them through the McQueen Platform. The officers and directors that offer Class A Units on our behalf may be deemed to be underwriters of this offering within the meaning of Section 2(11) of the Securities Act. The officers and directors engaged in the sale of the securities will receive no commission from the sale of the Class A Units nor will they register as broker-dealers pursuant to Section 15 of the Exchange Act in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the Offering of the issuer’s securities and not be deemed to be a broker-dealer. Our officers and directors satisfy the requirements of Rule 3(a)4-1 in that:

●	They are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act, at the time of his or her participation;

●	They are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

●	They are not, at the time of their participation, an associated person of a broker-dealer; and

●	They meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not brokers or dealers, or an associated person of a broker or dealer, within the preceding 12 months; and (C) do not participate in selling and offering of securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

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As long as we satisfy all of these conditions, we believe that we satisfy the requirements of Rule 3(a)4-1 of the Exchange Act.

As our officers and directors will sell the Class A Units being offered pursuant to this offering, Regulation M prohibits us and our officers and directors from certain types of trading activities during the time of distribution of our securities. Specifically, Regulation M prohibits our officers and directors from bidding for or purchasing any Class A Units or attempting to induce any other person to purchase any Class A Units, until the distribution of our securities pursuant to this offering has ended.

Investors’ Tender of Funds and Return of Funds

Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. After an investor executes a subscription agreement, in a series offering with an applicable Minimum Offering Amount those funds will be revocable until the date the Minimum Offering Amount of the applicable series offering is reached. Once we reach the Minimum Offering Amount for an applicable series offering, funds invested will not be revocable, meaning you will not be entitled to request the return of your funds; however, in the event that the Minimum Offering Amount for the applicable series is not reached, you will be refunded your investment by the Escrow Agent without interest or deduction. In a series offering without a Minimum Offering Amount, there will be no escrow account and after an investor executes a subscription agreement for any series without an applicable Minimum Offering Amount, those funds will be revocable only until the date the Company decides to hold a closing, such date to be determined in the Company’s sole discretion, however, if there is no such closing on the applicable funds, you will be refunded your investment by the Company without interest or deduction.

Broker-Dealer Services

Engagement Agreement with Rialto Markets LLC

On January 11, 2024, our Manager entered into a Broker-Dealer- Onboarding Engagement Agreement (the “Engagement Agreement”) with Rialto Markets LLC (“Rialto”), a Delaware Limited Liability Company and member of the Financial Industry Regulatory Authority (“FINRA”), to engage Rialto as the broker dealer of record (“Broker Dealer of Record”) of this Offering to provide or arrange certain compliance and administrative services for the Offering. Rialto is strictly acting in an administrative and compliance capacity as the broker dealer of record, and is not being engaged to act as an underwriter or placement agent in connection with the Offering. Rialto is not obligated to purchase any Class A Units.

Pursuant to the Engagement Agreement, Rialto agreed to provide the Company with the following services relating to the Offering:

●	performing anti-money laundering (“AML”) and know your customer (“KYC”) checks on all investors;
●	collection and review of verification of status of purchasers as accredited investors;
●	technology provision and integration between Rialto, the Company, and other third parties, if applicable
●	coordination with the registered transfer agent of the Company, if applicable;
●	coordination with the escrow agent of the Company for funds raised, if applicable;
●	coordination with the Company’s legal partners; and
●	providing an alternative trading system to facilitate the exchange of securities; and
●	providing other financial advisory services normal and customary for similar transactions and as may be mutually agreed upon by Rialto and the Company.

As compensation for the services to be provided pursuant to the Engagement Agreement, the Manager agreed to pay Rialto a broker of record services of 0.25% of notional value raised to be paid upon completion of the offering (the “Rialto Fee”). This fee will be paid from the proceeds of the applicable series offering. The Company also agreed to reimburse Rialto for its reasonable out-of-pocket costs and expenses incurred in connection with the services to be rendered by Rialto and Rialto agreed to obtain the Company’s prior written approval for (i) any single expense in excess of $2,500, or (ii) total expenses in excess of $5,000.

Additionally, Rialto will receive the following fees under the Engagement Agreement:

●	Integration Fee: $20,000
●	Platform Fee: $2,000 - $24,000 (maximum for 12-month duration limit)

The foregoing fees apply solely to the primary offering by the applicable series of the Company and do not apply to any secondary offering.

The Company also agreed to pay Rialto, with regard to any secondary trading, an execution services fee 0.25% of notional value per side of execution (each of buyer & seller) with a maximum fee of $5,000 per month to be paid on each monthly anniversary of the Engagement Agreement for the term of the Engagement Agreement. These fees will be paid by the Company’s Administrator. The maximum compensation to be received by Rialto in connection with the series offerings is estimated to be $2,794.25. For the avoidance of doubt, the total amount of all items of compensation from any source payable to Rialto, or affiliates thereof will not exceed an amount that equals ten (10) percent of the gross proceeds of the series offerings if the maximum the series offerings is sold.

The following tables sets forth the fees that would be due to Rialto if the Company does not raise any funds in the applicable series offering and the fees that would be due to Rialto if the Company raises the Minimum Amount any funds in the applicable series offering.

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Series Name	Rialto Fee if No Funds Raised	Rialto Fee if Minimum Amount Raised
McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach	Nil	$429.85
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	Nil	$319.10
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	Nil	$556.05
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	Nil	$983.40
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT	Nil	$1,423.45

These fees will be paid by the Administrator, other than the Rialto Fees which will be paid from the use of proceeds of the appliable series.

The Integration Fee and Platform Fee noted above are not included in this chart and will be paid to Rialto by the Administrator once the applicable series offering is commenced.

The term of the Engagement Agreement is from the date of entry until (i) mutual termination by the parties (ii) termination by any party upon ninety (90) calendar day notice or (iii) immediately by any party for “cause.” “Cause,” includes a material breach of the Engagement Agreement that is not cured within ten (10) calendar days, a party receives a criminal conviction, becomes insolvent or a foreclosure agent or insolvency administrator has been appointed over any of its assets or any party commits fraud, willful misconduct, gross negligence or willful default.

Investment Rewards

The Company’s investment rewards consist of certain physical memorabilia as well as digital collectibles. Each digital collectible will be an artistic rendering, developed internally, or in collaboration with carefully chosen partners, for each of the cars in which we are offering Class A Units under this Offering. The digital collectibles are designed to contain data points related to key details of each car, such as VIN number and odometer mileage, that are intended to provide the ability to verify the authenticity of the Underlying Asset, and will be displayed within investor profiles on the MCQ Platform. The digital collectibles will not be transferrable. The physical memorabilia will be mailed to the investor’s address on file.

Bronze Level

$500 — a digital collectible described above, deemed to be a first-tier level piece by the Company based on the variations of artistic features contained in the piece

Silver Level

$2,500 — a digital collectible described above, deemed to be a second-tier level piece by the Company based on the variations of artistic features contained in the piece

Gold Level

$5,000 — a digital collectible described above, deemed to be a third-tier level piece by the Company based on the variations of artistic features contained in the piece

Platinum Level

$10,000 — a digital collectible described above, deemed to be a fourth, highest tier level piece by the Company based on the variations of artistic features contained in the piece; and

— a piece of racing memorabilia valued no more than $50.

Diamond Level

$50,000 — the same digital collectible received by Platinum Level; and

— a piece of racing memorabilia valued no more than $250.

*Investors are only eligible to receive one level of investment rewards. Investment rewards are not cumulative.

We reserve the right to change the terms and conditions of the investment rewards or to modify, suspend, or cancel the investment rewards at any time.

Technology Services

The Company has engaged Issuance.com (the “Technology Agent”) to provide certain technology services to the Company in connection with the Offering, including the use of its cloud-based software-as-a-service platform on which to conduct the Offering and additional technical integration services. The Administrator will pay certain itemized technology fees to the Technology Agent for these services, including a one-time $20,000 fee for the set-up and integration of the Technology Agent’s platform, an additional $2,500 set up fee, a monthly platform license fee of $5,000 and other applicable fees. These fees will be paid by the Company’s Administrator. The Technology Agent is not participating as an underwriter or placement agent of the Offering and will not solicit any investment in the Company, recommend the Company’s securities, or provide investment advice to any prospective investor, or distribute the Offering Circular or other offering materials to investors.

Transfer Agent and Registrar

The Company will act as its own transfer agent and will use the McQueen Platform to track and manage all transfers of Class A Units. The Company has also engaged Rialto Markets LLC to act as the Transfer Agent and Registrar for any series that becomes beneficially owned by more than 2,000 persons or 500 non-“accredited investors.”

Book-Entry Records of Class A Units

Ownership of the Class A Units will be represented in “book-entry” only form directly in the name of the respective owner of the Class A Units and shall be recorded by the Company and that no physical certificates shall be issued, nor received, by the Company or any other person.

ERISA Considerations

Special considerations apply when contemplating the purchase of the Class A Units on behalf of employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”). A person considering the purchase of the Class A Units on behalf of a Plan is urged to consult with tax and ERISA counsel regarding the effect of such purchase and, further, to determine that such a purchase will not result in a prohibited transaction under ERISA, the Code or a violation of some other provision of ERISA, the Code or other applicable law. We will rely on such determination made by such persons, although no Class A Units will be sold to any Plans if management believes that such sale will result in a prohibited transaction under ERISA or the Code.

Foreign Regulatory Restrictions on Purchase of the Class A Units

We have not taken any action to permit a public offering of the Class A Units outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of Class A Units and the distribution of the prospectus outside the United States.

State Law Exemption and Offerings to “Qualified Purchasers”

Our Class A Units are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933, which we refer to as the “Securities Act.”). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Class A Units offered hereby are offered and sold only to “qualified purchasers” or at a time when the Class A Units are listed on a national securities exchange. “Qualified purchasers” include:

●	“accredited investors” under Rule 501(a) of Regulation D of the Securities Act; and

●	all other investors so long as their investment in the Class A Units does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

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Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Investment Amount Limitations

There is no maximum investment amount per investor in any series. The minimum investment amount per investor in any series is $500 (25 Class A Unit). We reserve the right to reject any subscription or decrease the minimum purchase restriction in our sole and absolute discretion on a case-by-case basis. Accordingly, investors should not assume that the stated minimum investment restriction will be applied uniformly to all investors. In a series offering with a Minimum Offering Amount, after an investor executes a subscription agreement, those funds will be revocable until the date the Minimum Offering Amount of the applicable series offering is reached. Once we reach the Minimum Offering Amount for an applicable series offering, funds invested will not be revocable, meaning you will not be entitled to request the return of your funds; however, in the event that the Minimum Offering Amount for the applicable series is not reached, you will be refunded your investment by the Escrow Agent without interest or deduction. In a series offering without a Minimum Offering Amount, there will be no escrow account and after an investor executes a subscription agreement for any series without an applicable Minimum Offering Amount, those funds will be revocable only until the date the Company decides to hold a closing, such date to be determined in the Company’s sole discretion, however, if there is no such closing on the applicable funds, you will be refunded your investment by the Company without interest or deduction.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, you are encouraged to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the Offering. The only investor in this Offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse or spousal equivalent in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse or spousal equivalent, exceeds $1,000,000 at the time you purchase Class A Units (please see below on how to calculate your net worth);

(iii)	You are a director, executive officer or general partner of the issuer or a director, executive officer, or general partner of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, or limited liability company, not formed for the specific purpose of acquiring the Class A Units, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an investment advisor registered pursuant to the Investment Advisers Act of 1940 or registered pursuant to the laws of a state, an investment advisor relying on the exemption of registering with the SEC under the Investment Advisers Act of 1940, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958, or a Rural Business Investment Company as defined in the Consolidated Farm and Rural Development Act, or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of Class A Units is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Class A Units; or

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(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if an employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(ix)	You are an entity, of a type not listed in the above paragraphs (iv), (v), (vi), (vii), or (viii), not formed for the specific purpose of acquiring the Class A Units, owning investments in excess of $5,000,000;

(x)	You are a natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status;

(xi)	You are a “family office,” as defined by the Investment Advisers Act of 1940, with assets under management in excess of $5,000,000, and is not formed for the specific purpose of acquiring the Class A Units, and your prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

(xii)	You are a “family client,” as defined under the Investment Advisers Act of 1940, of a family office meeting the requirements in the above paragraph (xi), and your prospective investment in the issuer is directed by such family office pursuant to the above paragraph (xi).

Offering Period and Expiration Date

The series offerings are being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series interests may take place sporadically over the term of the series offering.

Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. We reserve the right to reject any subscription for any reason. A series offering with a Minimum Offering Amount will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. For any series offering where no Minimum Offering Amount applies, the Company may hold a closing at a date and time determined by the Company, in its sole discretion, without the requirement that any minimum amount of Class A Units be sold. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance.

There will be a separate closing or closings with respect to each series offering. An initial closing of a series offering with a Minimum Offering Amount will take place on the date as determined by the Company after subscriptions for the minimum number of series Class A Units have been accepted and the Company has decided to close on the series offering. An initial closing for a series offering without a Minimum Offering Amount will take place on a date as determined by the Company. The offering period for any series will not exceed 24 months from the qualification date of the offering statement that includes such series. We reserve the right to terminate a series offering for any reason at any time prior to the initial closing of such series offering. If a Minimum Offering Amount is applicable, we will not draw down on investors’ funds in any series offering and admit investors as members until we have raised the Minimum Offering Amount and decided to close the applicable series offering. After an investor executes a subscription agreement, for any series with an applicable Minimum Offering Amount, those funds will be revocable until the date the Minimum Offering Amount is reached. If we do not raise the Minimum Offering Amount for an applicable series offering within 12 months after this offering has been qualified by the Commission, we will cancel the applicable series offering and release all investors from their commitments. For any series offerings with no Minimum Offering Amount there will be no escrow account established, and the Company will be able to access investor funds immediately after closing on such funds, and such offerings will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this offering has been qualified by the Commission, the Company will file a post-qualification amendment to include the Company’s most recent financial statements. This offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

The Company has engaged North Capital Private Securities Corporation as an escrow facilitator who will facilitate the escrow with a bank that will act as the escrow agent to hold funds tendered by investors for offerings with a Minimum Offering Amount. After the Minimum Offering Amount is reached for any series, the Company may undertake one or more closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. Once we reach the Minimum Offering Amount for an applicable series offering, funds invested will not be revocable, meaning you will not be entitled to request the return of your funds; however, in the event that the Minimum Offering Amount for the applicable series is not reached, you will be refunded your investment by the Escrow Agent without interest or deduction.

Testing the Waters

We may use our existing website at www.mcqmarkets.com to provide notification of this anticipated Offering.

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Procedures for Subscribing

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, if you decide to subscribe for any Class A Units in this Offering, you should visit the McQueen Platform website at www.mcqmarkets.com, and follow the links and procedures described on the website. The website will direct you to receive (upon your acknowledgement that you have had the opportunity to review this offering circular), review, execute and deliver the subscription agreement electronically. The McQueen Platform provides a secure portal to enable you to subscribe as follows:

You will be required to provide basic identifying information, including your name, email address, phone number, and to establish a password, after which you will be prompted to continue to the next screen. After that, the Company will send you an email requesting you to click a link that verifies your email address and confirms that you created your profile.

You will then be presented with a link to the Offering Circular (and any post qualification supplements or amendments, if applicable) and basic information about the series offering, including an image of the relevant Underlying Asset and the maximum aggregate offering amount.

You will be requested to input and confirm the dollar amount of your proposed subscription.

You will then be prompted to select whether you are investing yourself or through an entity, trust or joint account.

After a prompt to continue, you will be requested to select a payment method, including: (i) linking a bank account to facilitate payment through the Automated Clearing House, or ACH, (ii) federal funds wire transfer, (iii) credit card or (iv) transfer from an IRA account

(a) ACH. If you choose to link your bank account, you will be requested to select your bank among a directory of banks and you will be prompted to provide your bank user name and password and to select the particular account. You may also confirm your bank account by confirming micro deposits in lieu of using your user name and password.

(b) Wire Transfer. If you choose to pay by wire transfer, you will be provided with the issuer’s bank account number, routing number and bank address, along with a unique identifying code that will enable us to match the incoming wire transfer with your subscription.

(c) Credit Card. If you choose to pay by credit card, you will be prompted to provide your credit card information and will be presented with a screen that reflects the amount of your subscription, the amount of fees that would be charged by the credit card issuer for the transaction and the total amount payable. There will be up to a 2.25% charge on all investments made via credit card.

After payment is complete, you will be directed to review and execute a copy of the subscription agreement, which contains an active hyper-link to the operating agreement for the issuer and is self-populated with your name, address, telephone number, subscription amount and method of payment.

Next, you will be requested to complete certain special reporting obligations questions. Then, you must verify your identity and you will be presented with an active hyperlink to a Customer ID Program Notice which describes the identification information you need to provide. You will be prompted to provide us with your address, date of birth and your social security or tax identification number. You will also be asked: (i) whether you are an accredited investor (with appropriate definitions provided) and if not, you will be asked to confirm that your investment will be less than 10% of your net worth or annual gross income, (ii) whether you or anyone in your household are associated with a FINRA member, securities exchange, self-regulatory organization or the SEC and (iii) whether you or anyone in your household or immediate family is a 10% shareholder, officer, or member of the board of directors of a publicly traded company

After your identity is cleared against certain governmental terrorist watch lists and lists designed to prevent or deter money-laundering, you will be presented with a confirmation of your accepted subscription. Investors selecting ACH or wire transfer will receive an email that payment has been initiated and a follow-up email indicating that the payment has been received by the issuer.

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You will receive an email confirmation indicating the amount of your subscription, along with a fully executed copy of the subscription agreement, which will be time and date stamped, for your records.

You will then be presented with a screen requesting certain tax exemption status information that will be used, along with other information previously provided, to populate a Form W-9 (Request for Taxpayer Identification Number and Certification) or W-8 (International), as applicable.

Lastly, you will be directed to a “My Account” screen that summarizes the status of your subscription, order history, whether or not shares have been issued, profile information, tax documents and active hyperlinks to the subscription agreement and operating agreement.

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision. We will not accept any money until the SEC declares the Offering Statement of which this Offering Circular forms a part as qualified.

Investors may be required to pay certain payment processing costs, which shall be clearly outlined prior to payment by the investor and shall be no greater than 3%.

There will be a separate closing or closings with respect to each series offering. An initial closing of a series offering with a Minimum Offering Amount will take place on the date as determined by the Company after subscriptions for the minimum number of series Class A Units have been accepted and the Company has decided to close on the series offering. An initial closing for a series offering without a Minimum Offering Amount will take place on a date as determined by the Company. If a Minimum Offering Amount is applicable, we will not draw down on investors’ funds in any series offering and admit investors as members until we have raised the Minimum Offering Amount and decided to close the applicable series offering. After an investor executes a subscription agreement, for any series with an applicable Minimum Offering Amount, those funds will be revocable until the date the Minimum Offering Amount is reached. If we do not raise the Minimum Offering Amount for an applicable series offering within 12 months after this offering has been qualified by the Commission, we will cancel the applicable series offering and release all investors from their commitments. For any series offerings with no Minimum Offering Amount there will be no escrow account established, and the Company will be able to access investor funds immediately after closing on such funds, and such offerings will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion.

The Company has engaged North Capital Private Securities Corporation as an escrow facilitator who will facilitate the escrow with a bank that will act as the escrow agent to hold funds tendered by investors for offerings with a Minimum Offering Amount. After the Minimum Offering Amount is reached for any series, the Company may undertake one or more closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. Once we reach the Minimum Offering Amount for an applicable series offering, funds invested will not be revocable, meaning you will not be entitled to request the return of your funds; however, in the event that the Minimum Offering Amount for the applicable series is not reached, you will be refunded your investment by the Escrow Agent without interest or deduction.

Participating broker-dealers will submit a subscriber’s form(s) of payment generally by noon of the next business day following receipt of the subscriber’s subscription agreement and form(s) of payment. Funds will be promptly refunded without interest, for sales that are not consummated.

You will be required to represent and warrant in your subscription agreement that you are an accredited investor as defined under Rule 501 of Regulation D or that your investment in the Class A Units does not exceed 10% of your net worth or annual income, whichever is greater, if you are a natural person, or 10% of your revenues or net assets, whichever is greater, calculated as of your most recent fiscal year if you are a non-natural person. By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this Offering Circular, you are purchasing the Class A Units for your own account and that your rights and responsibilities regarding your Class A Units will be governed by our chart and bylaws, each filed as an exhibit to the Offering Circular of which this Offering Circular is a part.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to an account designated by the Company, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Class A Units subscribed at closing. In a series offering without a Minimum Offering Amount, there will be no escrow account and after an investor executes a subscription agreement for any series without an applicable Minimum Offering Amount, those funds will be revocable only until the date the Company decides to hold a closing, such date to be determined in the Company’s sole discretion, however, if there is no such closing on the applicable funds, you will be refunded your investment by the Company without interest or deduction.

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Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Class A Units.

In order to purchase Class A Units and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Selling Restrictions

Notice to prospective investors in Canada

The Offering of the Class A Units in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the Class A Units may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the Class A Units in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the Class A Units are offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the Class A Units by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Class A Units outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of Class A Units may be made to the public in that Relevant Member State other than:

●	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	To fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

●	In any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class A Units shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

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Each person in a Relevant Member State who initially acquires any Class A Units or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any Class A Units being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class A Units acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class A Units to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This offering circular has been prepared on the basis that any offer of Class A Units in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Class A Units. Accordingly, any person making or intending to make an offer in that Relevant Member State of Class A Units which are the subject of the Offering contemplated in this offering circular may only do so in circumstances in which no obligation arises for us to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. We have not authorized, nor do we authorize, the making of any offer of Class A Units in circumstances in which an obligation arises for us to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Class A Units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A Units to be offered so as to enable an investor to decide to purchase or subscribe the Class A Units, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

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Notice to Prospective Investors in Monaco

The securities may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Company. Consequently, this prospectus supplement may only be communicated to (i) banks and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus supplement to potential investors.

Notice to Prospective Investors in Switzerland

The Class A Units may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A Units or this Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this Offering, our Company, the Class A Units have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A Units will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Class A Units has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A Units.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering circular relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This Offering circular is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this offering circular nor taken steps to verify the information set forth herein and has no responsibility for the offering circular. The Class A Units to which this offering circular relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A Units offered should conduct their own due diligence on the Class A Units. If you do not understand the contents of this offering circular you should consult an authorized financial advisor.

Notice to Prospective Investors in Qatar

The securities described in this prospectus supplement have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus supplement has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus supplement is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

This prospectus supplement may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

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Notice to Prospective Investors in the United Arab Emirates

The securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israel Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority nor have the securities offered under this document been approved or disapproved by the Israel Securities Authority or registered for sale in Israel. The Class A Units will not be offered or sold to the public in Israel, except that the underwriters may offer and sell such shares, and distribute this prospectus to investors listed in the first addendum, or the Addendum, to the Israel Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the TASE, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors are required to complete and sign a questionnaire to confirm that they fall within the scope of the Addendum. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israel Securities Law

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this Offering. This offering circular does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A Units may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A Units without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A Units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A Units must observe such Australian on-sale restrictions.

This offering circular contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering circular is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in China

This offering circular does not constitute a public offer of the Class A Units, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The Class A Units are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Class A Units or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

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Notice to Prospective Investors in Hong Kong

The Class A Units have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Class A Units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A Units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Class A Units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Korea

The securities have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the securities have been and will be offered in Korea as a private placement under the FSCMA. None of the securities may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the securities shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the securities. By the purchase of the securities, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the securities pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the securities, as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus supplement is subject to Malaysian laws. This prospectus supplement does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

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Notice to Prospective Investors in Singapore

This offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Class A Units may not be circulated or distributed, nor may the Class A Units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A Units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) A corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire Share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) A trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A Units pursuant to an offer made under Section 275 of the SFA except:

(a) To an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) Where no consideration is or will be given for the transfer;

(c) Where the transfer is by operation of law;

(d) As specified in Section 276(7) of the SFA; or

(e) As specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Class A Units) Regulations 2005 of Singapore.

Notice to Prospective Investors in Taiwan

The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Prospective Investors in Chile

These securities are privately offered in Chile pursuant to the provisions of Law 18,045, the Securities Market Law of Chile, and Norma de Carácter General No. 336 (“RULE 336”), dated June 27, 2012, issued by the Superintendencia de Valores y Seguros de Chile (“SVS”), the Securities Regulator of Chile, to resident qualified investors that are listed in Rule 336 and further defined in Rule 216 of June 12, 2008 issued by the SVS.

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Pursuant to Rule 336 the following information is provided in Chile to prospective resident investors in the offered securities:

1.	the initiation of the offer in Chile is November 2, 2021.

2.	the offer is subject to NCG 336 of June 27, 2012 issued by the Superintendencia de Valores y Seguros de Chile (Superintendency of Securities and Insurance of Chile).

3.	the offer refers to securities that are not registered in the Registro de Valores (Securities Registry) or the Registro de Valores Extranjeros (Foreign Securities Registry) of the SVS and therefore:

a.	the securities are not subject to the oversight of the SVS; and

b.	the issuer thereof is not subject to reporting obligation with respect to itself or the offered securities.

The securities may not be publicly offered in Chile unless and until they are registered in the Securities Registry of the SVS.

Notice to Prospective Investors in Mexico

The offering of securities made pursuant to this prospectus does not constitute a public offering of securities under Mexican law and therefore is not subject to obtaining the prior authorization of the Mexican National Banking and Securities Commission or the registration of securities of the Company with the Mexican National Registry of Securities. The securities described herein will only be offered and sold in Mexico pursuant to applicable private placement exemptions to “Institutional Investors” or “Qualified Investors” under the Mexican Securities Market Law.

Notice to Prospective Investors in Brazil

The Class A Units have not been and will not be registered with the Securities Commission of Brazil (Comissão de Valores Mobiliários, or “CVM”). Any public offering or distribution, as defined under Brazilian laws and regulations, of the Class A Units in Brazil is not legal without prior registration under Law No. 6,385 of December 7, 1976, as amended, and Instruction No. 400, issued by the CVM on December 29, 2003, as amended. Persons wishing to offer or acquire the Class A Units within Brazil should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Notice to Prospective Investors in Argentina

The Class A Units have not been and will not be registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. Persons wishing to offer or acquire the Class A Units within Argentina should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Notice to Prospective Investors in Peru

The Class A Units have not been, and will not be, registered with or approved by the Superintendency of the Securities Market (Superintendencia del Mercado de Valores) or the Lima Stock Exchange (Bolsa de Valores de Lima). Accordingly, the Class A Units cannot be offered or sold in Peru, except if such offering is considered a private offering under the securities laws and regulations of Peru. Persons wishing to offer or acquire the Class A Units within Peru should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Notice to Prospective Investors in Ecuador

The Class A Units have not been registered with or approved by the Superintendency of Companies, Securities and Insurance of Ecuador. The Class A Units are therefore not eligible for advertising, placement or circulation in Ecuador. Persons wishing to offer or acquire the Class A Units within Ecuador should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

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Notice to Prospective Investors in Colombia

Neither this offering circular nor the Class A Units have been reviewed or approved by the Financial Superintendency of Colombia (the “FSC”) or any other governmental authority in Colombia, including the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) nor has the Company or any related person or entity received authorization or licensing from the FSC or any other governmental authority in Colombia to market or sell Class A Units within Colombia. Colombian eligible investors acknowledge Colombian laws and regulations (in particular, foreign exchange, securities and tax regulations) applicable to any transaction or investment consummated in connection with an investment in the Class A Units and represent that they are the sole liable party for full compliance with any such laws and regulations. In addition, Colombian investors acknowledge and agree that the Company will not have any responsibility, liability or obligation in connection with any consent, approval, filing, proceeding, authorization or permission required by the investor or any actions taken or to be taken by the investor in connection with the offer, sale or delivery of the Class A Units under Colombian law.

Notice to Prospective Investors in Costa Rica

The investor accepts that the security offered has no negotiation market and may not be offered through any media or any other way of publicity that could be interpreted by the Costa Rican governmental authorities as a public offer. Persons wishing to offer or acquire the Class A Units within Costa Rica should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Notice to Prospective Investors in Dominican Republic

The information provided herein does not constitute investment advice, and is not an offer to sell or a solicitation to buy any security or investment product in your jurisdiction. No security product is offered or will be sold in any jurisdiction in which such offer or sale would be unlawful under the securities, or other laws of such jurisdiction. Some products may not be available in all jurisdictions. Persons wishing to offer or acquire the Class A Units within Dominican Republic should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the securities in South Africa. Accordingly, this prospectus supplement does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The securities are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)	the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorised financial service providers under South African law;

(v)	financial institutions recognised as such under South African law;

(vi)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

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Information made available in this prospectus supplement should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

USE OF PROCEEDS TO ISSUER

The Administrator will pay all expenses of the series offerings, including fees and expenses associated with qualification of the series offerings under Regulation A, other than the Rialto Fee, which will be paid out of the proceeds of the applicable series offering. Therefore, the gross proceeds from each of the series offerings will equal the net proceeds from each of the series offerings, with the exception of the deduction of the Rialto Fee.

For many of our series, once we identify an Underlying Asset for a series to acquire, such series, and in some instances such series together with its wholly owned subsidiary, will enter into an Asset Purchase Agreement with the seller to acquire the Underlying Asset and for other series, such series will enter into a Membership Interest Purchase Agreement with a subsidiary pursuant to which it will acquire 100% of the membership interests of such subsidiary and such subsidiary will either have already acquired the Underlying Asset, or will have entered into an Asset Purchase Agreement to acquire the Underlying Asset. Pursuant to the Asset Purchase Agreement, the seller will agree to sell, assign, transfer and deliver to the series or a wholly owned subsidiary of the series, free and clear of all liens unless otherwise agreed, all of the Underlying Asset in exchange for payment in the form of (i) a to be agreed upon number of Class A Units of the series (ii) in the event that the Class A Units issued to the seller are greater than 25% of the Class A units issued and outstanding of such series at such time, the issuance to the seller of a Class B Unit of such series and (iii) a cash payment in an amount as agreed to in the Asset Purchase Agreement. Pursuant to the Membership Interest Purchase Agreement (“MIPA”), a series will acquire 100% of the membership interests of a Subsidiary and such Subsidiary will either have already acquired the Underlying Asset, or will have entered into an Asset Purchase Agreement to acquire the Underlying Asset, from the holder of the membership interests (the “Seller”), which will be a related party since the Subsidiary will be either a direct or indirect subsidiary of the Administrator, in exchange for a purchase price (the “Purchase Price”) to be paid by the issuance by the series of a promissory note (the “Note”) in the amount of the Purchase Price (the “Principal Amount”). Pursuant to the Note, the applicable series will agree to pay the Principal Amount to the Seller at the earlier of: (i) 10 days following the applicable series closing on the Maximum Offering Amount of such series offering or (ii) 180 days following the date of the MIPA (the “Maturity Date”). The Seller may elect to take some or all of the Principal Amount in Units prior to the Maturity Date, but may not request any repayment in cash before that time. Any repayment in Units will be done pursuant to the Subscription Agreement incorporated into the Company’s Offering Statement for the series offering, and will reflect the Company’s election to accept less than the minimum investment cash amount as consideration for purchase of Units in the offering described therein.

We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset as further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary as further discussed in detail under the heading “Membership Interest Purchase Agreement” on page 58 of this Offering Circular; (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

The gross proceeds of each series offering will be used for the following if the Maximum Offering Amounts are raised:

Series Name	Rialto Fee	Third-Party Amount	Acquisition Costs(1)(6)	Acquisition Fee	Cash Payment/Repayment of Principal Amount(2)	Total Use of Proceeds(5)
McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach	$859.65 (0.25%)	225,000.00 (65.43%)	$16,134.80 (4.69%)	33,215.55 (9.66%)	$68,650.00 (3) (19.97%)	$343,860.00 (100%)
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	$638.20 (0.25%)	135,000.00 (52.88%)	$9,832.81 (3.85%)	24,659.00 (9.66%)	$85,150.00 (3) (33.36%)	$255,280.00 (100%)
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	$1,112.10 (0.25%)	$373,493.52 (83.96%)	$9,107.50 (2.05%)	$42,970.40 (9.66%)	$18,156.48 (3) (4.08%)	$444,840.00 (100%)
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	$1,966.80 (0.25%)	$612,000.00 (77.79%)	$9,107.50 (1.16%)	$75,995.70 (9.66%)	$87,650.00 (3) (11.14%)	$786,720.00 (100%)
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT	$2,846.90 (0.25%)	$10,911.00 (0.96%)	$110,002.10 (9.66%)	$1,015,000.00(4) (89.13%)	-	$1,138,760.00 (100%)

(1) There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs.

(2) For many of our series, once we identify an Underlying Asset for a series to acquire, such series, and in some instances such series together with its wholly owned subsidiary, will enter into an Asset Purchase Agreement with the seller to acquire the Underlying Asset and for other series, such series will enter into a Membership Interest Purchase Agreement with a subsidiary pursuant to which it will acquire 100% of the membership interests of such subsidiary and such subsidiary will either have already acquired the Underlying Asset, or will have entered into an Asset Purchase Agreement to acquire the Underlying Asset.

(3) This is a cash payment pursuant to an Asset Purchase Agreement.

(4) This is a principal amount to be repaid under a promissory note pursuant to a Membership Interest Purchase Agreement. There may be instances where the seller under a seller Membership Interest Purchase Agreement will elect to receive a portion of the Principal Amount in Class A Units of the applicable series. In such instances, the “Principal Amount” to seller will be adjusted accordingly.

(5) There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive a portion of the Cash Payment in Class A Units of the applicable series. In such instances, the “Cash Payment” to seller will be adjusted accordingly. Where applicable, all other amounts required will be advanced by the Company’s Administrator.

(6) There may be cases where there is an excess cash from the sale of Class A Units in an amount of less than $20, due to the purchase price of the Class A Units. In these cases, the excess has been presented as Acquisition Costs.

The Company reserves the right to modify the use of proceeds.

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DESCRIPTION OF BUSINESS

Our Company

We were formed as a Delaware Series Limited Liability Company on April 11, 2024. The Company has been formed to facilitate investment in Automobiles, Art Pieces and Collectibles that will be either owned by an individual series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. The Company’s core business is the identification, acquisition, marketing and management of Automobiles, Art Pieces and Collectibles for the benefit of the investors, which will be held in either a separate series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset as further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary as further discussed in detail under the heading “Membership Interest Purchase Agreement” on page 58 of this Offering Circular; (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series. Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks. See the section entitled “Risk Factors” – “Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks” on page 21 of this offering circular for more information.

The Company is owned and managed by McQueen Labs Inc., a Delaware corporation (the “Manager”). Each series will be managed by a board of managers for such series (the “Board of Managers”). The Underlying Assets of each series, as well as the day-to-day operations of each series will be managed by the Administrator. The initial Administrator of each series will be McQueen Labs Inc., but may be changed in accordance with the terms of the Company’s Operating Agreement.

We will seek to acquire an Underlying Asset for each series of the Company in privately negotiated transactions from a private seller, at an auction, or through other dealers. The applicable series, or a wholly owned subsidiary of such series will purchase the Underlying Asset or a subsidiary that owns the Underlying Asset. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset. In a series offering with an applicable Minimum Offering Amount, no closing will occur prior to the minimum offering amount of such applicable series offering being raised and the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the closing of the applicable series offering. In a series offering without a Minimum Offering Amount, the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the final closing of the applicable series offering.

The Company also plans for series to purchase Automobiles where the series would raise funds in order to purchase the Automobile as well as restore it. Accordingly, a part of the use of proceeds of such series would be for use in restoring the Automobile.

We do not expect to generate any material amount of revenues or cash flow from the Underlying Asset held by any series, or a subsidiary of that series, unless and until the Underlying Asset of such series is sold and no profits will be realized by investors unless they are able to sell their Class A Units of the series or the Underlying Asset of the series is sold. We will be reliant on the Administrator for administrative and asset management services and the payment of all ordinary and routine operating costs, including those relating to each series, our Company as a whole and the Underlying Asset of each series and the costs of each of the series offerings, except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset.

Our Series LLC Structure

Most Underlying Assets that we acquire will be owned by either a separate series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. The applicable series, or a wholly owned subsidiary of such series will purchase the Underlying Asset or a subsidiary that owns the Underlying Asset. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset. In the future a Series, or its subsidiary, may own more than one Underlying Asset. Each series, or its subsidiary, will hold title to the specific Underlying Asset that it acquires.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company to which the obligation is attributed.

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The Class A Units represent an investment solely in a particular series and, thus, indirectly in the Underlying Assets beneficially owned by that series, or a subsidiary of that series. The Class A Units do not represent a general investment in our Company. We do not anticipate that any series of the Company will beneficially own any material assets other than the single Underlying Asset associated with such series or commercial obligations following the final closing of a series offering other than obligations arising pursuant to the Operating Agreement and potential contractual obligations associated with an eventual sale of the Underlying Assets.

Investors will have no voting rights. The Manager of the Company and the Board of Manager of each Series, accordingly, maintain control over the management of the Company, each series and the Underlying Assets. Furthermore, because the Class A units of a series do not constitute an investment in the Company as a whole, holders of the Class A Units are not expected to receive any economic benefit from the assets of, or be subject to the liabilities of, any other series. In addition, the economic interest of a holder of Class A Units in a Series will not be identical to owning a direct undivided interest in an Underlying Asset because, among other things, a series will be required to pay corporate taxes and administrative fees before distributions are made to the holders of Class A Units of a series. The Class A Units of each series being offered will represent in the aggregate 100% of the members’ capital accounts of each series and an 80% interest in the profits recognized upon any sale of the Underlying Assets of such series, after deduction of all fees and expenses.

Fees Paid to Our Administrator

Pursuant to the terms of the operating agreement, the Administrator will be paid an initial fee in cash in an amount equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series, plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”), which Acquisition Fees will be paid from the proceeds of the applicable series offering. If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering.

Pursuant to the terms of the operating agreement, the Administrator will be paid for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”), with the Administrative Fee for any fractional quarterly period to be appropriately pro-rated. The Administrative Fee will be payable via the issuance to the Administrator of a number of Class A Units of the applicable series equal to the amount of the Administrative Fee rounded to the nearest whole Class A Unit. As further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular, the Administrative Fee may for a specified term, in part, be paid to the seller of the applicable Underlying Asset of the applicable series.

The Administrator may determine to sell the Underlying Asset of a series without engaging a third-party intermediary, in which event, it may charge the buyer of the Underlying Asset a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Barret-Jackson or Mecum. These amounts, if any, cannot presently be determined.

Repayment of Advance

If the Minimum Offering Amount of an applicable series has been raised, or an amount is raised in a series offering with no Minimum Offering Amount, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, the Company’s Administrator may agree to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. The amount, if any, of the Advance, for any series, will be disclosed on a semi-annual basis on the Company’s filings with the SEC on Form 1-K and 1-SA, respectively, as well as in a Form 1-U upon a closing of the applicable series offering.

When deciding whether to extend an Advance, the Administrator will consider a number of factors including, but not limited to the overall demonstrated interest from investors to date as well as an assessment of any changes in the expected value of the Underlying Asset.

The Automobile Market

The private collector-car market in 2023 was substantial and stable, with significant transactions occurring beyond public auctions. In January 2023 alone, private sales surpassed $700 million, nearly double the volume of auction sales. This trend persisted into 2024, with private transactions maintaining a significant share of the market. However, by early 2025, the combined private sales metric declined to its lowest point since fall 2021, with only 39% of cars selling above their insured value, indicating a cooling in the private sector. The private market is a preferred choice for transactions of vehicles priced under $100K, while online auctions have gained popularity for cars in the $100K-$500K range. Notably, high-value cars above $1 million continue to see robust private market activity, with modern exotics being particularly popular.

Live auctions have shown resilience. Mecum Auctions, for instance, reported total sales of just over $600 million in 2024 across thirteen events, achieving a 70% sell-through rate. Similarly, RM Sotheby's had a remarkable year in 2024, with global sales exceeding $887 million and a 96% sell-through rate, indicating robust demand in the auction segment.

The market for cars valued above $1 million predominantly operates in the private sector, often facilitated by high-end dealers rather than traditional auctions or online platforms. This segment of the market has shown strong performance, with the number of private sales of million-dollar-plus vehicles in late 2022 and early 2023 surpassing those at auctions, including high-profile events like Monterey Car Week. Modern exotics, especially those built since 2010, are particularly sought after in this category, representing nearly a third of such high-value private transactions. Modern exotics refer to high-performance, luxury automobiles from recent years, often featuring advanced technology, unique design, and limited production runs. Examples include models from manufacturers like Ferrari, Lamborghini, McLaren, Bugatti, and Aston Martin. These vehicles typically showcase cutting-edge engineering, high horsepower, sleek aerodynamics, and often carry a high price tag, making them exclusive and sought-after among collectors and enthusiasts.

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The Art Market

The global art market is comprised of a network of auction houses, dealers, galleries, advisors, agents, individual collectors, museums, public institutions, and various experts and service providers engaged in the purchase and sale of unique and collectible works of art.

In the past decade, the global art market has exhibited remarkable resilience and growth, navigating through economic fluctuations and global disruptions with notable agility. From the financial crisis of 2008 to the more recent challenges posed by the COVID-19 pandemic, the art market has not only recovered but also reached new heights.

The art market’s journey over the last ten years has been one of recovery and expansion. After a significant decline in value by 22 percent at the onset of the health crisis, the market bounced back robustly in the following year. In 2022, the global art market value reached its second-highest figure to date, demonstrating the sector’s robustness and the sustained interest of collectors and investors alike.

In 2023, despite a slight dip, the global art sales value remained impressive at 65 billion U.S. dollars, comfortably above the figure from 2019*. The sale volume in the same year exceeded 39 million transactions, nearly matching pre-pandemic levels*. This indicates a steady demand and a vibrant ecosystem for artists, galleries, and buyers. In 2024, the global art market experienced a measured downturn, with total sales declining by 4% compared to the previous year. Despite this, transaction volumes rose by 4%, reaching approximately 39.4 million deals, as more sales occurred at lower price levels.

One of the most significant changes in the last decade has been the shift towards online sales. The confidence in global online sales surged in 2023, reaching an estimated 11.8 billion U.S. dollars, which accounted for 18% of the market’s total turnover**. This growth underscores the increasing comfort of collectors in purchasing art through digital channels.

The United States maintained its position as the largest global art market, accounting for 42% of sales by value.

* Statista, Art market worldwide - statistics & facts

** The Art Basel and UBS Global Art Market Report 2024

In general, the global art market is influenced by the overall strength and stability of the global economy, geopolitical conditions, capital markets and world events, all of which may affect the willingness of potential buyers and sellers to purchase and sell art. While the global art market is large, its exact size is unknown and statistical data is inconsistent. Much of the uncertainty stems from differing estimates of the size of the private dealer and gallery market, which is based on survey data, but disparities also exist in reported auction sales.

The following are general observations based on a repeat-sales index of historical art market prices computed based on a value weighted-basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks:

●	The Post-War & Contemporary Art category showed price appreciation at an estimated annualized rate of 13.3% from the year ended December 31, 1995 to June 30, 2022, versus 9.1% for the S&P 500 Index (includes dividends reinvested) for the same period.
●	Correlation factor of 0.06 between Post-War & Contemporary Art and the S&P 500 Index based on annual price performance from the year ended December 31, 1995 to June 30, 2022.
●	Resilience of art market transaction volume through periods of financial stress (e.g., 2001-2, 2008-9, 2020).
●	We believe these above characteristics present the investment case for art as a possible risk diversifier.

The Collectible Market

The global collectible market is steadily growing, driven by increasing interest in both physical and digital collectibles. According to Market Decipher, in 2024, the market was valued at approximately $492.6 billion, reflecting an annual growth rate of 9.2%. Projections indicate that this upward trend will continue, with the market expected to reach around $762.08 billion by 2032, growing at a compound annual growth rate (CAGR) of 5.4% from 2024 to 2032.

The sports memorabilia industry has experienced notable growth in recent years. In 2023, the global sports memorabilia market was valued at approximately $32.4 billion. Projections indicate a significant expansion, with the market expected to reach $227.2 billion by 2032. Over 33% of the 200 million people in the collectible market own or have owned a sports collectible. At present, Boxes is one of the hottest names in this market, offering sports collectibles worth $125 million at any given time. League based memorabilia is having strong inroads with university leagues seeing huge potential in future.

Physical collectibles, such as art, sports memorabilia, and toys, account for a significant share of the market. According to Market Decipher, the art and antiques segment alone represented 33.65% of the total market in 2023. This growth is driven by a combination of nostalgia, cultural value, and the perception of these items as strong investment opportunities. Moreover, auctions featuring high-profile items linked to pop culture or sports celebrities consistently attract considerable interest and high bids, adding to the sector’s robustness.

Geographically, the market is dominated by North America and Europe, with Europe holding the largest market share at 36.89% in 2023, driven by high demand for valuable historical and cultural artifacts. Meanwhile, according to Market Decipher, the United States accounted for 24.45% of the global market, due to high interest in sports memorabilia, vintage items, and art. The Asia-Pacific region is expected to see the fastest growth, with a projected annual growth rate of 6.4% from 2024 to 2030, fueled by rising disposable incomes and a growing interest in high-value collectibles, particularly in China and India.

Several prominent players in the collectibles market shape industry trends, including traditional auction houses like Sotheby’s and Christie’s, online platforms like eBays. Each platform contributes uniquely to the market by expanding the availability and visibility of collectible items to a broader global audience.

Series

At this time, the Company has formed the following series, which plan to acquire the following Underlying Assets or subsidiaries, which will hold title to the following Underlying Assets:

●	McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach intends to acquire a 1986 Lamborghini Countach.
●	McQueen Labs Series LLC - Series 002 1984 Ferrari 512 intends to acquire a 1984 Ferrari 512.
●	McQueen Labs Series LLC - Series 003 2012 Lexus LFA intends to acquire a 2012 Lexus LFA.
●	McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam intends to acquire a 2014 Mercedes SLS AMG Black Series.
●	McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT will acquire Diablo 6.0 VT GT – Montana LLC, a Montana limited liability company which will hold title to a 2001 Lamborghini Diablo VT 6.0 GT.

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Acquisitions and Sales of Automobiles, Art Pieces and Collectibles

Acquisitions of Automobiles:

The first step in the car team’s acquisition process is to identify a list of cars and brands which have desirable characteristics for investment purposes that it believes will see optimal returns in the years to come.

The car team has a strong network of relationships with dealerships, auction houses, private collectors, media influencers as well as directly with certain manufacturers. The team will review the statistics on numerous cars, and cross reference to previous sales, condition of the vehicles for previous sales including, but not limited to the mileage on the car.

The Company may also source cars that are in need of restoration, where a budget will be carefully determined to fully restore the car.

In the event that the Company does not take physical ownership of the cars, custodianship will be the responsibility of the seller. In that case, the seller is to ensure the car is to be properly stored and insured. In the event that the Company does take physical ownership of the car, the car will be stored and insured at an appropriate facility.

Sales of Automobiles:

Similar to the acquisitions, the car team will use its network of relationships with dealerships, auction houses, private collectors, influencers to explore as potential options for the disposition of the cars. The Company is also contemplating having a showcase, where people will be able to see the vehicles available.

Members of the team may also attend different car shows, and racing events to continue to provide additional exposure to the Company and its portfolio of assets and develop further relationships.

Acquisition of Art Pieces:

The first step in the art team’s acquisition process is to identify a list of artists with desirable characteristics for investment purposes that it believes will see optimal returns in the years to come.

The art team has a strong network of relationships and decades of experience sourcing art. The art team will reach out to (a) galleries, (b) collectors, (c) dealers, (d) advisors, (e) auction houses, (f) and family offices to seek out artwork by artists. All of these groups will be introduced to the Company to start building a proprietary pipeline of both passive and active deal flow.

In the event that the Company does not take physical ownership of the Art Piece, custodianship will be the responsibility of the seller. In that case, the seller is to ensure the Art Piece is to be properly stored and insured. In the event that the Company does take physical ownership of the Art Piece, the Art Piece will be stored and insured at an appropriate facility.

Members of the team may also attend different art events such as Art Basel from time to time, in order develop further relationships with those that it may be able to potentially source art from.

The Company’s acquisition team reviews many works of art to narrow down which ones it has interest in looking at in more depth. Upon selecting the works of art it has interest in reviewing in more depth, members of the team will independently assess proposed valuation.

The Company adopts a three-level art assessment process:

Level 1: The internal research team performs a Comparative Analysis with data from auctions and private sales. Subsequently, they compile an Analysis Report and Investment Term Sheet that explain the valuation’s underpinnings. The report not only benchmarks the art’s price but also tracks the artist’s market performance over the past 10 years.

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Should the analysis suggest that the art piece is a viable investment candidate, the process advances to Level 2. If not, the artwork is deemed unsuitable for investment and is discarded.

Level 2: The Company secures a third-party digital appraisal. Art acquisition team provides comprehensive details of the artwork, encompassing images, the artist’s identity, the title of the work, its provenance, certification of authenticity, dimensions, and medium, to the valuers. The valuers then prepare and dispatch a Valuation Report to the Company, detailing the rationale behind their conclusions.

Level 3: If the Comparable Analysis and Digital Valuation are both favorable, indicating the art piece could be a potentially suitable investment, the art acquisition team will draft an Investor Return Analysis Report and submit the ensuing documents to the board to obtain consent for a third-party physical valuation:

● Investment Term Sheet

● Provenance

● Authenticity Certificate

● Internal Analysis

● Digital Valuation

● Investor Return Analysis Report

Level 3: Upon receiving the board’s authorization, the artwork undergoes shipment for a direct assessment and condition checks. Subsequently, a Condition Report and a Valuation Report are generated and forwarded to the Company.

Subsequently, these documents, along with the Physical Valuation and Condition Reports, are submitted to the Board of Directors for final approval for acquisition.

Sale of Art Pieces:

The same way that the art team has relationships with (a) galleries, (b) collectors, (c) dealers, (d) advisors, (e) auction houses, (f) and family offices, these relationships will be explored as potential options for the disposition of the artwork. McQueen is also contemplating having its own gallery space, or working with a group which has gallery space to generate additional exposure for certain works of art.

Members of the McQueen team may also attend different art events such as Art Basel from time to time, in order develop further relationships with those that it may be able to potentially sell art to.

Certain Underlying Assets acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks. See the section entitled “Risk Factors” – “Certain Underlying Assets an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks” on page 21 of this offering circular for more information.

Acquisition of Collectibles:

The first step in the acquisition process is to identify the types of collectibles, such as racing, that the team believes will see increase in demand in the future, or related to certain historical events or that will be limited in number, which the team believes will see optimal returns in the years to come.

The team has a network of relationships with websites, collector stores, auction houses, private collectors, as well as media influencers, which may be used to help source desired Collectibles. The team will review the details on numerous collectibles, ensure properly cross referenced for authenticity, and inspect condition to determine their overall quality, market value, and suitability for acquisition.

Sale of Collectibles:

The same way that the art team has relationships with (a) galleries, (b) collectors, (c) dealers, (d) advisors, (e) auction houses, (f) and family offices, these relationships will be explored as potential options for the disposition of the Collectibles. McQueen is also has its head office which doubles as a show room, and may work with other groups which have show rooms to generate additional exposure for certain Collectibles.

Members of the McQueen team may also attend different events from time to time, in order develop further relationships with those that it may be able to potentially sell Collectibles to.

Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks. See the section entitled “Risk Factors” – “Certain Underlying Assets may be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks” on page 21 of this offering circular for more information.

Asset Purchase Agreement

For many of our series, once we identify an Underlying Asset for a series to acquire, such series, and in some instances such series together with its wholly owned subsidiary, will enter into an Asset Purchase Agreement with the seller to acquire the Underlying Asset (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the seller will agree to sell, assign, transfer and deliver to the series or a wholly owned subsidiary of the series, free and clear of all liens, unless otherwise agreed, all of the Underlying Asset in exchange for payment in the form of (i) a to be agreed upon number of Class A Units of the series (ii) in the event that the Class A Units issued to the seller are greater than 25% of the Class A units issued and outstanding of such series at such time, the issuance to the seller of a Class B Unit of such series and (iii) a cash payment in an amount as agreed to in the Asset Purchase Agreement (the “Cash Payment”). There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

An Underlying Asset purchased by an applicable series may be subject to certain loan amounts or security interests entered into by the seller in connection with the seller’s acquisition of the Underlying Asset which are in favor of, or payable to third-parties and if the Underlying Asset purchased by the applicable series carries such a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering.

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Pursuant to the Asset Purchase Agreement, at the closing of the Asset Purchase Agreement, if the Seller is issued a Class B Unit of the applicable series, up to one person designated by the seller may be named as a manager on the board of managers of the applicable series. The then up to two McQueen Series Managers of that series will remain in those positions. Pursuant to the Asset Purchase Agreement, at the end of the Term, as such is defined below, the manager appointed by the seller will be deemed to have automatically resigned from such position.

Pursuant to the Asset Purchase Agreement, the Company will have a certain time period to complete the Cash Payment. In the event that the applicable series offering has not resulted in gross proceeds to the series of the Cash Payment agreed upon in the Asset Purchase Agreement by the closing date, unless otherwise extended upon mutual agreement by the Administrator and the Seller, the Asset Purchase Agreement as well as the applicable series offering may be terminated and all funds raised to date in such series offering will be returned from the applicable escrow account to the investors.

The number of Class A Units to be issued to the seller and Cash Payment under the Asset Purchase Agreement amount for each series that has entered into an Asset Purchase Agreement is as follows:

Series Name	Number of Class A Units(1)	Cash Payment ($)(2)
McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach	15,300	68,650.00
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	11,475	85,150.00
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	20,400	18,156.48
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	0	87,650.00

(1) There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series. Accordingly, the above listed sellers may receive a number of Class A Units comprising part of the applicable Cash Payment in addition to the number of Class A Units listed above.

(2) Estimated cash payment to be made after paying all other costs, including the Third-Party Amount, Acquisition Costs, the Acquisition Fee, repay the Advance, if applicable and pay the Rialto Fee.

Pursuant to the Asset Purchase Agreement, following the closing of the Asset Purchase Agreement, the Underlying Asset will be owned and managed in accordance with the terms of the Company’s operating agreement and the Certificate of Registered Designation for the applicable series, for the period starting from the date of closing of the Asset Purchase Agreement to the earlier of the date that the Underlying Asset is no longer owned by the applicable series, or a subsidiary of that series, or the date that the Underlying Asset is destroyed to the point where it has been deemed a total loss or write-off, or the date of termination of the Asset Purchase Agreement, and insurance proceeds are received (the “Term”).

The Asset Purchase Agreement can be terminated at any time prior to the closing date of the Asset Purchase Agreement by mutual written consent of the parties, by the applicable series if there has been a material violation, breach or inaccuracy of the Asset Purchase Agreement by the seller, by the seller if there has been a material violation, breach or inaccuracy of the Asset Purchase Agreement by the applicable series, or by any party if a court of competent jurisdiction or other governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under the Asset Purchase Agreement and such order or action shall have become final and non-appealable.

Pursuant to the Asset Purchase Agreement, with regard to an Automobile, during the Term, if the seller agrees to maintain custody of the Automobile, the seller will have the following responsibilities and obligations with respect to the operations and custody of the Automobile:

●	The Automobile will be stored by the seller in climate-controlled storage, that has appropriate security.
●	The Automobile will be kept properly insured with the series being the beneficiary of the insurance policy.
●	The seller will be permitted to drive the Automobile no more than 50 miles in any calendar year of the Term.
●	The seller will not permit any other person to drive or operate the Automobile.
●	The seller will have customary and required maintenance completed on the Automobile.
●	Any time that the Automobile is moved or driven, the seller must ensure it is only done during appropriate weather conditions, and that such event shall be reported to the applicable series within one (1) business day.
●	The seller must keep the Automobile on a trickle charge at all times the Automobile is not in use and start the engine at least once weekly.
●	The seller will not drive the Automobile past any major mileage milestones, such milestones being 1,000, 3,000, 5,000 or 10,000 miles without permission of the applicable series.
●	The seller shall ensure that the wheels are rolled on a weekly basis.

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Pursuant to the Asset Purchase Agreement, with regard to an Art Piece, during the Term, the seller will have the following responsibilities and obligations with respect to the Art Piece:

●	The Art Piece will be stored by the seller in climate-controlled storage, that has appropriate security.
●	The Art Piece will be stored in an environment where the risks of fire and flooding have been thoroughly mitigated.
●	The Art Piece will be kept properly insured with the series being the beneficiary of the insurance policy.
●	The Art Piece will be properly maintained to ensure that the condition as of the date of acquisition is maintained.

Pursuant to the Asset Purchase Agreement, with regard to a Collectible, during the Term, the seller will have the following responsibilities and obligations with respect to the Collectible:

●	The Collectible will be stored by the seller in climate-controlled storage, that has appropriate security.
●	The Collectible will be stored in an environment where the risks of fire and flooding have been thoroughly mitigated.
●	The Collectible will be kept properly insured with the series being the beneficiary of the insurance policy.
●	The Collectible will be properly maintained to ensure that the condition as of the date of acquisition is maintained.

If at any time during the Term, the seller ceases to hold, beneficially and of record, at least 25% of the total number of issued and outstanding Class A Units of the applicable series, then the Administrator has the right to take over the above responsibilities. During the period of the Term of the Asset Purchase Agreement that the seller of the applicable Underlying Asset is providing the foregoing services, the applicable series will pay the applicable seller a portion of the Administrative Fee equal to the lesser of (i) 50% of the Administrative Fee or (ii) the percentage of the issued and outstanding Class A Units which are held beneficially and of record by the applicable seller at the time of the payment of the Administrative fee (the “Seller Administrative Fee Participation”). In the event that, as discussed above, the Administrator of the applicable series takes over these responsibilities from the applicable seller, then, the Seller Administrative Fee Participation will cease.

During the Term, the applicable series will obtain insurance on the Underlying Asset and will have the right to utilize the Underlying Asset for presentation in its showrooms, galleries or at other events that the applicable series elects to participates at, including assistance with introducing the Underlying Asset to potential purchasers.

Pursuant to the Asset Purchase Agreement, each party will agree to indemnify the other party against and in respect of any and all out-of-pocket loss, cost, payments, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage, and diminution in value or claim (including actual costs of investigation and attorneys’ fees and other costs and expenses) incurred or sustained by the other party as a result of or in connection with (i) any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties, covenants and agreements of the applicable series contained in the Asset Purchase Agreement; and (ii) and the ownership, and operation of the Underlying Asset.

After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series.

There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

The applicable series, or a wholly owned subsidiary of such series will purchase the Underlying Asset or a subsidiary that owns the Underlying Asset. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset.

Membership Interest Purchase Agreement

For some of our series, once we identify an Underlying Asset for a series to acquire, such series will enter into a Membership Interest Purchase Agreement (the “MIPA”) with either a direct or indirect subsidiary of the Administrator (the “Subsidiary”) pursuant to which the applicable series will acquire 100% of the membership interests of such Subsidiary and such Subsidiary will either have already acquired the Underlying Asset, or will have entered into an Asset Purchase Agreement to acquire the Underlying Asset.

Pursuant to a MIPA, such series will agree to purchase of 100% of the membership interests of the Subsidiary from the holder of the membership interests (the “Seller”), which will be a related party since the Subsidiary will be either a direct or indirect subsidiary of the Administrator, in exchange for a purchase price (the “Purchase Price”) to be paid by the issuance by the series of a promissory note (the “Note”) in the amount of the Purchase Price (the “Principal Amount”). Pursuant to the Note, the applicable series will agree to pay the Principal Amount to the Seller at the earlier of: (i) 10 days following the applicable series closing on the Maximum Offering Amount of such series offering or (ii) 180 days following the date of the MIPA (the “Maturity Date”).

The Maturity Date may, upon written request from the series and written acceptance by the Seller, be extended for additional 90 day terms, unless the Seller declines to accept the written request. The Seller may decline to accept the written request from the series and if the Seller does not accept the series’ written request to extend the Maturity Date, the original Maturity Date will not be changed

The Seller may elect to accept repayment of the Principal Amount in any combination of cash, which will be paid from the proceeds of the applicable series offering or Class A Units of the applicable series (referred to herein as the “Units”), at a price of $20 per Unit of the Units offered in the series offering of such series.

The Seller may elect to accept some or all of the Principal Amount in Units prior to the Maturity Date, but may not request any repayment in cash before that time. Any repayment in Units will be done pursuant to the Subscription Agreement incorporated into the Company’s Offering Statement for the applicable series offering, and will reflect the Company’s election to accept less than the minimum investment cash amount as consideration for purchase of the Units in the offering described therein. The Note is unsecured. The MIPA contains customary representations and warranties.

The number of Class A Units to be issued to the Seller and the Principal Amount under the MIPA for each series that has entered into a MIPA is as follows:

Series Name	Number of Class A Units(1)	Principal Amount ($)(1)
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT	To be determined	1,015,000.00

(1) The number of Class A Units cannot be determined at this time, the Seller may elect to accept repayment in any combination of cash, which will be paid from the proceeds of the applicable series offering or Class A Units of the applicable at a price of $20 per Unit of the Units offered in the series offering of such series, and we cannot predict at this time the form of the repayment. Accordingly, the Principal Amount will be reduced by an amount equal to any repayment accepted in the form of Class A Units.

Description of Automobiles

McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach intends to acquire a 1986 Lamborghini Countach.

The 1986 Lamborghini Countach:

The 1986 Lamborghini Countach 5000 QV, identified by VIN ZA9C005A0GLA12916 and with 15,071km on the odometer. It is just 1 of 610 units of its kind. Manufactured in Sant’Agata Bolognese, Italy, it has a 5.2L V12 engine delivering 449 horsepower at 7000rpm and 369lb/ft of torque at 5200rpm, allowing it to reach a top speed of 185mph with a 0-60 time of 4.2 seconds. Weighing in at 1,488kg (3,280lbs), it features a 5-speed manual transmission. Restored in 2021, it retains its original engine and transmission but boasts a new paint job in striking white, complemented by a red interior. Original books and tools are not available.

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Notable Features :

- 1 of 610 of the 5000 QV version

Lamborghini’s production facility and headquarters are located in Sant’Agata Bolognese, Italy. Italian manufacturing magnate Ferruccio Lamborghini founded the company in 1963 with the objective of producing a refined grand touring car to compete with offerings from established marques. Today, Lamborghini is regarded as one of the finest manufacturers of high performance and luxury vehicles.

Details:

Year: 1986

Make: Lamborghini

Model: Countach 5000 QV

VIN: ZA9C005A0GLA12916

Mileage: 15,071km

Production: 1974-1990 (5000QV 19

Rarity: 610 units of 5000QV

Where manufactured: Sant’Agata Bolognese, Italy

Engine: 5.2L V12 (4 valves per cylinder hence the name)

Weight: 3,285lbs (1,490kg)

Horsepower: 449 @ 7000rpm

Torqu : 369lb/ft @ 5200rpm

Top Speed: 185mph

0 - 60: 4.8 Seconds

Transmission: 5speed + reverse manual

Restored: Yes (2021)

Modified: Restoration

Paint: White

Interior: Red

Original paint: No

Original engine: Yes

Original transmission: Yes

Original interior: No

Original books:

Original tools:

Designer: Marcello Gandini

Senior Interests:	A Third-Party Amount of $225,000.00

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The 1986 Lamborghini Countach has not been involved in any accidents.

McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach will acquire this Underlying Asset, the 1986 Lamborghini Countach, from Devlin DeFrancesco who is the brother of Lachlan DeFrancesco, who is an officer and director of the Administrator and Manager as well as the seller of the automobile to McQueen Labs Series LLC - Series 002 1984 Ferrari 512, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA and McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam. Lachlan DeFrancesco will also own 47.3% of the Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 after the closing of that series offering as well as one Class B Unit of that series. Devlin DeFrancesco is also a shareholder of the Administrator and Manager through shares of the Administrator and Manager held by an entity which he owns.

McQueen Labs Series LLC - Series 002 1984 Ferrari 512 intends to acquire a 1984 Ferrari 512.

The 1984 Ferrari 512:

The 1984 Ferrari 512 BBi, Berlinetta Boxer, with the VIN ZFFAJA09B000051751 and an incredibly low 850km mileage. Produced from 1981 to 1984 in Maranello, Italy, it’s one of 1,007 produced. Powering this is a 4.9L Flat 12 F110 A FI engine, delivering 340 horsepower at 6000rpm and 333lb/ft of torque at 4200rpm. With a top speed of 175mph/280kmh and a 0-60 time of 5.4 seconds. Weighing 1499kg (3,304lbs), it features a 5-speed manual transmission, painted in iconic Rosso Corsa with a black interior. Designed by Leonardo Fioravanti at Pinanfarina, it retains its original paint, engine, transmission, and interior, making it a true collector’s gem. Original books and tools are not available.

Notable Features :

-	Showing just 850km (528mi)

-	Rumored to be 1 of 144 examples built in final year

-	Finished in Rosso Corsa

Ferrari is an Italian luxury sports car manufacturer based in Maranello, Italy. Founded in 1939 by Enzo Ferrari (1898–1988), the company built its first car in 1940, adopted its current name in 1945, and began to produce its current line of road cars in 1947. Throughout its history, Ferrari is known for its participation in racing and for the production of high performance and luxury vehicles.

Details:

Year: 1984

Make: Ferrari

Model: 512 BBi

VIN: ZFFAJA09B000051751

Mileage: 850km

Production: 1981-84

Rarity: 1,007 produced

Where manufactured: Maranello, Italy

Engine: 4.9L Flat 12 F110 A FI

Weight: 1499kg

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Horsepower: 335 @ 6000rpm

Torque: 333lb/ft @ 4200rpm

Top Speed: 175mph/280kmh

0 - 60: 5.4 seconds

Transmission: 5speed + reverse manual

Restored: No

Modified: No

Paint: Rosso Corsa (Red)

Interior: Black

Original paint: Yes

Original engine: Yes

Original transmission: Yes

Original interior: Yes

Original books: N/A

Original tools: N/A

Designer: Leonardo Fioravanti @ Pinanfarina

Senior Interests: A Third-Party Amount of $135,000.00

The 1984 Ferrari 512 has not been involved in any accidents.

McQueen Labs Series LLC - Series 002 1984 Ferrari 512 will acquire this Underlying Asset, the 1984 Ferrari 512, from Lachlan DeFrancesco, who is an officer and director of the Administrator and Manager, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA and McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam. Lachlan DeFrancesco will also own 47.3% of the Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 after the closing of that series offering as well as one Class B Unit of that series.

McQueen Labs Series LLC - Series 003 2012 Lexus LFA intends to acquire a 2012 Lexus LFA.

The 2012 Lexus LFA:

The 2012 Lexus LFA, with the VIN JTHHX8BH6C1000470. Sitting with just 2,723mi it is one of just 500 made worldwide. Produced in Aichi, Japan at Toyota’s motomatchi plant, each LFA was hand built. At the heart of this icon is a 4.8L naturally aspirated V10. Delivering 553 horsepower with 354lb/ft of torque, this car can achieve 60 miles per hour in 3.6 seconds with a top speed of 203mph. Featuring a single clutch automatic transmission that whips you into each gear as the V10 sings away. This lovely example is finished in pearl white, with black and red interior.

Notable Features :

-	1 of 27 finished in Pearl White for the USA

-	473rd of 500 examples built

Lexus is the luxury vehicle division of the Japanese automaker Toyota Motor Corporation, headquartered in Nagoya, Japan. Founded in 1989, Lexus is well regarded and known for the production of luxury vehicles and is one of Japan’s largest automotive manufacturers.

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Details:

Year: 2012

Make: Lexus

Model: LFA

VIN: JTHHX8BH6C1000470

Mileage: 2,496mi

Production: 2010-2012

Rarity: 500 worldwide

Where manufactured: Motomatchi Plant in Aichi, Japan

Engine: 4.8L V10 (1LR-GUE even firing V10)

Weight: 3,263lbs (1,480kg)

Horsepower: 553hp

Torque: 354lb/ft (480nm)

Top Speed: 203mph (326kmh)

0 - 60: 3.6 seconds

Transmission: 6speed automatic

Restored: No

Modified: No

Paint: White

Interior: Black/Red

Original paint: Yes

Original engine: Yes

Original transmission: Yes

Original interior: Yes

Original books: N/A

Original tools: N/A

Designer: Kengo Matsumoto

Senior Interests:	A Third-Party Amount of $373,493.52

The 2012 Lexus LFA has not been involved in any accidents.

McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA’s wholly owned subsidiary, Series – 003 – 2012 Lexus LFA – Montana LLC, a Montana limited liability company which was formed on November 15, 2024 (the “Montana Subsidiary”), will acquire this Underlying Asset, the 2012 Lexus LFA, from Delavaco Holdings Inc., which is owned by Catherine DeFrancesco, who is the mother of Lachlan DeFrancesco, who is an officer and director of the Administrator and Manager as well as the seller of the automobile to McQueen Labs Series LLC - Series 002 1984 Ferrari 512, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA and McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam. Lachlan DeFrancesco will also own 47.3% of the Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 after the closing of that series offering as well as one Class B Unit of that series. Catherine DeFrancesco is also a shareholder of the Administrator and Manager through shares of the Administrator and Manager held by an entity which she owns.

McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA, has determined it to be advantageous to investors with respect to tax savings, for its Underlying Asset to be held by a subsidiary. Accordingly, McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA, formed a wholly owned subsidiary, Series – 003 – 2012 Lexus LFA – Montana LLC, a Montana limited liability company which was formed on November 15, 2024 (the “Montana Subsidiary”). The Montana Subsidiary will hold title to this Underlying Asset, the 2012 Lexus LFA.

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McQueen Labs Series LLC - Series 004 – 2014 Mercedes Solarbeam

2014 Mercedes SLS AMG Black Series:

The 2014 Mercedes SLS AMG Black Series, identified by VIN WDDRJ7HA2EA010868 and with 915 miles on the odometer. With an estimation of only 350 being built worldwide and approximately 130 built for the US. The SLS Black Series is a more high performance, track oriented version of the standard Mercedes SLS. Featuring a 6.2 litre naturally aspirated V8, spitting out 622 horsepower and 468 lb/ft of torque. Thanks to the extensive use of carbon fibre the car weighs 3,415. A full 150 lbs lighter than the standard SLS variant. With Mercedes attempting to build the closest thing to a road legal version of their SLS GT3 race car, the black series also received a wide range of upgrades consisting of a new suspension, and a noticeable body kit.

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Notable Features:

-	1 of 30 in US Finished in Solarbeam Yellow

-	Showing only 918 original miles

-	US Specification Car

-	Last Mercedes to sport the 6.2 Liter Naturally Aspirated V8. (Before moving to turbo charged 4.0 L)

Mercedes-Benz is the luxury vehicle division of the German automaker Daimler AG, headquartered in Stuttgart, Germany. Founded in 1926, Mercedes-Benz is renowned for its production of high-end, luxury vehicles and is considered one of the world’s leading automotive manufacturers in terms of quality and innovation.

Details:

Year: 2014

Make: Mercedes

Model: SLS AMG Black Series

VIN: WDDRJ7HA2EA010868

Mileage: 915mi

Production: 2014

Rarity: 350 worldwide (30 Solarbeam Yellow)

Where manufactured: Chassis in Graz, Austria. Engine in Affalterbach, Germany

Engine: 6.2L Naturally Aspirated V8

Weight: 3,415lbs (1,549kg)

Horsepower: 622hp

Torqu: 468lb/ft

Top Speed: 196mph (315kph)

0 - 60: 3.2 seconds

Transmission: 7 speed dual clutch automatic

Restored: No

Modified: No

Paint: Solarbeam Yellow

Interior: Black/Red

Original paint: Yes

Original engine: Yes

Original transmission: Yes

Original interior: Yes

Original books: Yes

Original tools: Yes

Designer: Mark Fetherston

Senior Interests:	A Third-Party Amount of $612,000

The 2014 Mercedes Solarbeam has not been involved in any accidents.

McQueen Labs Series LLC - Series 004 – 2014 Mercedes Solarbeam’s wholly owned subsidiary, Series–004–2014 Mercedes Solarbeam – Montana LLC, a Montana limited liability company will acquire this Underlying Asset from MQ Solarbeam AMG, LLC, which is wholly owned by the Administrator.

McQueen Labs Series LLC - Series 004 – 2014 Mercedes Solarbeam, has determined it to be advantageous to investors with respect to tax savings, for its Underlying Asset to be held by a subsidiary. Accordingly, McQueen Labs Series LLC - Series 004 – 2014 Mercedes Solarbeam, formed a wholly owned subsidiary, Series–004–2014 Mercedes Solarbeam – Montana LLC, a Montana limited liability company which was formed on November 15, 2024 which will hold title to this Underlying Asset, the 2014 Mercedes Solarbeam.

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McQueen Labs Series LLC - Series 005 – Diablo 6.0 VT GT

2001 Lamborghini Diablo 6.0 VT GT

This Diablo, identified by VIN ZA9DU01B21LA12651 and with 9,168 miles on the odometer, began as one of 337 6.0 VTs but stands out with a factory GT body kit and GT exhaust. Even rarer, it's 1 of 3 in Blue Ely. It retains its original interior but was repainted after the GT kit installation. As the first Audi-era Lambo, the VT 6.0 had to impress, and it delivered with aggressive styling, refined engineering, and raw performance.

By the year 2000, the 6.0 VT made its debut under the ownership of Audi, marking a turning point in Lamborghini’s history. However, the infusion of German engineering into the Italian stable didn’t just refine the Diablo, it took its build quality, reliability, and overall performance to new heights, without compromising the raw, untamed spirit that made Lamborghini legendary. The marriage of Italian passion with meticulous German craftsmanship resulted in a supercar that was both brutally powerful and unexpectedly well-built. It retained the unmistakable soul of Lamborghini, characterized by its aggressive nature and visceral driving experience, but now with an added layer of refinement that made it more durable and roadworthy for those daring enough to take it to the streets.

This Lamborghini Diablo started life as a 6.0 VT, the final and most refined evolution of the Diablo lineage. With only 337 examples ever produced, it’s already an incredibly rare machine, but what truly sets this one apart is the factory GT kit, an ultra-rare addition that transforms an already remarkable supercar into something genuinely one of a kind. The aggressive styling, enhanced aerodynamics, and lightweight components not only improve its performance but also give it an unmistakable presence. At the heart of this beast sits a 6.0-liter V12 engine, a masterpiece of engineering that delivers an intoxicating sound. Paired with a gated manual shifter, this is a true relic of an era before the surge of automatic gearboxes took over, when driver engagement and pure mechanical connection were paramount. The unmistakable metallic click-clack of the gated shifter as it slides through the gears only adds to the drama, making every shift an event in itself. The Diablo GT, the most extreme road-going version of the Diablo ever created, was essentially a street-legal race car derived from the Diablo GTR. Featuring an increase of power, moderate weight reduction, and improved aerodynamics, all of which contributed to a more aggressive driving experience. Owning one is not just about having a rare and valuable supercar, it’s about possessing a piece of Lamborghini’s wild and unfiltered DNA, a machine built for those who crave the rawest form of automotive exhilaration.

Notable features:

-	First Lamborghini with development from Audi
-	1 of 4 Diablo 6.0 Finished in Blue Ely color
-	1 of 3 6.0 VT fitted with factory GT kit
-	Recent full engine out service Lamborghini of Palm Beach
-	Odometer showing 9,168 miles

Details:

Year : 2001

Make : Lamborghini

Model : Diablo VT 6.0 w Factory GT Kit

VIN : ZA9DU01B21LA12651

Mileage : 9,168mi

Production : 1999 – 2001

Rarity : 337 6.0 VT, 80 GT, 2 Factory Kits installed on 6.0 VT

Where manufactured : Sant’Agata Bolognese, Italy

Engine : 6.0L Naturally Aspirated V12

Weight : 6.0 VT - 3,583LBS, GT - 3,351LBS

Horsepower : 549 HP

Torque : 457lb/ft @ 5200rpm

Top Speed : 210mph

0 - 60 : 3.8 seconds

Transmission : 5 Speed Manual

Restored : No

Modified : Factory GT Body Kit Installed

Paint : Blue Ely

Interior : Cream

Original paint : No

Original engine : Yes

Original transmission : Yes

Original interior : Yes

Original books :

Original Tools : Yes

Designer : Luc Donkerwolfe

Senior Interests:	Nil

The 2001 Lamborghini Diablo has not been involved in any accidents.

Pursuant to a Membership Interest Purchase Agreement, McQueen Labs Series LLC - Series 005 – Diablo 6.0 VT GT’s will acquire Diablo 6.0 VT GT – Montana LLC, a Montana limited liability company, which will own this Underlying Asset, the 2001 Lamborghini Diablo, from Mushman Collectibles and Investments LLC, which is wholly owned by the Administrator and Manager.

McQueen Labs Series LLC - Series 005 – Diablo 6.0 VT GT, has determined it to be advantageous to investors with respect to tax savings, for its Underlying Asset to be held by a subsidiary. Accordingly, McQueen Labs Series LLC - Series 005 – Diablo 6.0 VT GT, shall acquire, Diablo 6.0 VT GT – Montana LLC, a Montana limited liability company which was formed on December 13, 2024 which will hold title to this Underlying Asset, the 2001 Lamborghini Diablo.

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Description of Art Pieces

We will add a description of any Art Pieces as they become identified for acquisition by a series of the Company.

Organizational and Capital Structure

The following diagram reflects our intended organizational structure as it would appear after a series offering in the scenario where the seller receives a Class A Units and a Class B Unit:

The applicable series, or a wholly owned subsidiary of such series will purchase the Underlying Asset or a subsidiary that owns the Underlying Asset. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset.

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There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. The following diagram reflects this organizational structure as it would appear after a series offering:

The applicable series, or a wholly owned subsidiary of such series will purchase the Underlying Asset or a subsidiary that owns the Underlying Asset. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset.

Competition

We will face competition for the Underlying Assets, which the Company securitizes through its series offerings, from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as dealers and auction houses continue to play an increasing role. Most of our current and potential competitors such as dealers and auction houses, have significantly greater financial, marketing and other resources than we do and may be able to devote greater resources sourcing the Underlying Assets for which the Company competes. In addition, almost all of these competitors, in particular the auction houses, have longer operating histories and greater name recognition than we do and are focused on a more established business model.

There are also start-up models around shared ownership of Underlying Assets developing in the industry, which will result in additional competition for Underlying Assets. With the continued increase in popularity in certain Underlying Assets we expect competition for such Underlying Assets to intensify in the future. Increased competition may lead to increased prices, which will reduce the potential value appreciation that investors may be able to achieve by owning Class A Units of any series and may also limit the Company’s ability to sell the Underlying Assets.

In addition, there are companies that are developing crowd funding models for other alternative asset classes such as racehorses, wine and other assets who may decide to expand their business to Underlying Assets as well.

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Our strategic approach to differentiation and competition hinges on the development of a unique model that significantly enhances the flexibility available to sellers. Unlike the more rigid structures often found in traditional and emerging platforms, our model is designed to cater to the nuanced needs of sellers, offering them more control over their transactions and greater ease in managing their assets. Additionally, a cornerstone of our strategy is the creation of private networks of automobile, art piece and collectible owners. By fostering these exclusive communities, we aim not only to facilitate a more secure and trusted environment for transactions but also to enrich the ownership experience through a sense of belonging and mutual appreciation for these assets. This emphasis on community building, combined with our commitment to flexibility for sellers, positions us to offer a distinct and appealing value proposition that we believe will attract a dedicated user base and set us apart from competitors contemplating expansion into our chosen markets.

We seek to, but may not be able to, effectively compete with such competitors.

Organization

We were formed as a Delaware Series Limited Liability Company on April 11, 2024. The Company has been formed to facilitate investment in automobiles, works of art and collectibles that will be owned either by an individual series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. The Company’s core business is the identification, acquisition, marketing and management of Automobiles, Art Pieces and Collectibles for the benefit of the investors, which will be held in either a separate series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset as further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary as further discussed in detail under the heading “Membership Interest Purchase Agreement” on page 58 of this Offering Circular; (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

The Company is managed by McQueen Labs Inc., a Delaware corporation (the “Manager”). Each series will be managed by a board of managers for such series (the “Board of Managers”). The Underlying Assets of each series, as well as the day-to-day operations of each series will be managed by the Administrator. The initial Administrator of each series will be McQueen Labs Inc., but may be changed in accordance with the terms of the Company’s Operating Agreement.

We will seek to acquire Underlying Assets for each series of the Company in privately negotiated transactions from a private seller, at an auction, or through other dealers. In a series offering with an applicable Minimum Offering Amount, no closing will occur prior to the minimum offering amount of such applicable series offering being raised and the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the closing of the applicable series offering. In a series offering without a Minimum Offering Amount, the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the final closing of the applicable series offering.

For each series we will sell one (1) Class X Unit to our Manager in exchange for $1.00.

We do not expect to generate any material amount of revenues or cash flow from the Underlying Assets held by any series, or a subsidiary of that series, unless and until the Underlying Assets of such series is sold and no profits will be realized by investors unless they are able to sell their Class A Units of the series or the Underlying Assets of the series are sold. We will be reliant on the Administrator for administrative and asset management services and the payment of all ordinary and routine operating costs, including those relating to each series, our Company as a whole and the Underlying Assets of each series and the costs of each of the series offerings, except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Assets.

Employees

We have no full-time employees and no part-time employees. The Company is managed by our Manager, each series is managed by the Board of Managers of such series, and all of our day-to-day operations are administered by our Administrator.

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Legal Proceedings

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Executive Offices

Our corporate headquarters are located at 2045 NW 1st Avenue, Miami, Florida 33127, which is also the office of our Manager and Administrator. We believe that this facility is adequate for our current and near-term future needs.

No Public Market

Although under Regulation A the Class A Units are not restricted, the Class A Units are still highly illiquid securities. No public market has developed nor is expected to develop for the Class A Units and we do not intend to list the Class A Units on a national securities exchange or interdealer quotational system. We intend to act to facilitate the trading of the Class A Units of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the “ATS,” that is approved by the Company. No assurance can be given that the any such ATS will provide an effective means of selling your Class A Units of a series or that the price at which any Class A Units of a series are sold through the ATS is reflective of the fair value of the Class A Units of that series or the Underlying Asset of that series. You should be prepared to hold your Class A Units as they are expected to be highly illiquid investments.

Government Regulation

General Regulations

Federal and state laws and regulations apply to many key aspects of our business. Any actual or perceived failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, private litigation, reputational harm, or constraints on our ability to continue to operate. It is also possible that current or future laws or regulations could be enacted, interpreted or applied in a manner that would prohibit, alter or impair our existing or planned lines of business, or that could require costly, time-consuming, or otherwise burdensome compliance measures. As our business expands, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny. Claims arising out of actual or alleged violations of law, including certain matters currently under investigation by the Commission, could be asserted against the Company by individuals or governmental authorities and could expose the Company, any of its affiliates or any Series to significant damages or other penalties, including revocation or suspension of the licenses necessary to conduct business and fines.

Regulation of Automobile Collectibles

Regulation of the automobile industry varies from jurisdiction to jurisdiction and state to state. In any jurisdictions or states in which the Company operates, it may be required to obtain licenses and permits to conduct business, including dealer and sales licenses and titles and registrations issued by state and local regulatory authorities, and will be subject to local laws and regulations, including, but not limited to, import and export regulations, emissions standards, laws and regulations involving sales, use, value-added and other indirect taxes.

Art Market Regulation

Art as tangible personal property is subject to regulation under different city, state and federal statutory schemes. Generally, domestic art transactions that are conducted within the United States are subject to state Uniform Commercial Code statutes, which govern the sale of goods. Some states have additionally enacted art specific legislation, such as New York’s Arts and Cultural Affairs Law and California’s Resale Royalty Act. In addition, federal statutes such as the Holocaust Expropriated Art Recovery Act and the National Stolen Property Act can apply to title disputes in the art market context. International art transactions involving the import and export of art into and out of the United States will subject us to the rules and regulations established by the United States Customs and Border Protection. Further, we will be subject to the requirements of the federal Cultural Property Implementation Act which is the United States’ accession legislation for the 1970 United Nations Educational, Scientific, and Cultural Organization (UNESCO) Convention which protects countries’ cultural property, including artwork. New York City, as a major art auction center, has enacted legislation governing the activities of auctioneers in the New York City Administrative Code may be subject to these regulations through its transactions and financing arrangements with auctioneers.

Regulation of Collectibles

The collectibles market is subject to various government regulations that vary depending on the type of collectible, its value, and its origin. At the federal level, one of the key regulations is the Cultural Property Implementation Act (CPIA), which restricts the importation of certain cultural property that could be classified as stolen or illegally acquired, particularly for art and artifacts. This act is enforced by the U.S. Customs and Border Protection (CBP) and the U.S. Department of State to prevent the trafficking of stolen or illegally exported cultural property.

In addition, for high-value collectibles such as rare coins or precious metals, the Commodity Futures Trading Commission (CFTC) may oversee transactions to prevent fraudulent practices. The Federal Trade Commission (FTC) also regulates the advertising and sale of collectibles, ensuring that sellers provide accurate descriptions and avoid misleading statements.

State-level regulations can also apply and may vary state to state, particularly for auction houses and dealers. For example, California and New York have stringent consumer protection laws requiring sellers to disclose the provenance and authenticity of fine art and memorabilia. Moreover, the Uniform Commercial Code (UCC) provides a framework for the sale and transfer of goods, which would include most collectibles.

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Consumer Protection Regulation

The Consumer Financial Protection Bureau and other federal and state regulatory agencies, including the FTC, broadly regulate financial products, enforce consumer protection laws applicable to credit, deposit and payments, and other similar products, and prohibit unfair and deceptive practices. Such agencies have broad consumer protection mandates, and they promulgate, interpret and enforce laws, rules and regulations, including with respect to unfair, deceptive and abusive acts and practices that may impact or apply to our business. For example, under federal and state financial privacy laws and regulations, we must provide notice to Investors of our policies on sharing non-public information with third parties, among other requirements. In addition, under the Electronic Fund Transfer Act, we may be required to disclose the terms of our electronic fund transfer services to consumers prior to their use of the service, among other requirements.

Investment Company Act of 1940 Considerations

We intend to conduct our operations so that we do not fall within, or are excluded from, the definition of an “investment company” under the Investment Company Act of 1940 (the “Investment Company Act”). Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. We believe that we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. We anticipate that the Underlying Assets for each Series will not be securities.

Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of the company’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” We intend to monitor our holdings and conduct operations so that on an unconsolidated basis we will comply with the 40% test with respect to each Series.

If we become obligated to register the Company as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

●limitations on capital structure;

●restrictions on specified investments;

●prohibitions on transactions with affiliates; and

●compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register the Company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material adverse effect on us.

Patriot Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Patriot Act) is intended to strengthen the ability of U.S. law enforcement agencies and intelligence communities to work together to combat terrorism on a variety of fronts. The Patriot Act, to which we are subject, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act required us to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers. The Patriot Act also requires federal banking regulators to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve a proposed bank acquisition.

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DESCRIPTION OF PROPERTIES

As of the date of this offering circular we do not own or lease any real property. Our corporate headquarters are located at 2045 NW 1st Avenue, Miami, Florida 33127 where we use the space for free, as this space is provided to us by our Manager free of charge. We believe that this facility is adequate for our current and near-term future needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements that are included elsewhere in this offering circular. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this offering circular. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guaranty or warranty is to be inferred from those forward-looking statements.

Formation

We were formed as a Delaware Series Limited Liability Company on April 11, 2024. The Company has been formed to facilitate investment in Automobiles, Art Pieces and Collectibles that will be either owned by an individual series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. The Company’s core business is the identification, acquisition, marketing and management of Automobiles, Art Pieces and Collectibles for the benefit of the investors, which will be held in either a separate series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset as further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary as further discussed in detail under the heading “Membership Interest Purchase Agreement” on page 58] of this Offering Circular; (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series. Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks. See the section entitled “Risk Factors” – “Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks” on page 21 of this offering circular for more information.

The Company is managed by McQueen Labs Inc., a Delaware corporation (the “Manager”). Each series will be managed by a board of managers for such series (the “Board of Managers”). The Underlying Assets of each series, as well as the day-to-day operations of each series will be managed by the Administrator. The initial Administrator of each series will be McQueen Labs Inc., but may be changed in accordance with the terms of the Company’s Operating Agreement.

We will seek to acquire Underlying Assets for each series of the Company in privately negotiated transactions from a private seller, at an auction, or through other dealers. In a series offering with an applicable Minimum Offering Amount, no closing will occur prior to the Minimum Offering Amount of such applicable series offering being raised and the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the closing of the applicable series offering. In a series offering without a Minimum Offering Amount, the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the final closing of the applicable series offering.

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For each series we will sell one (1) Class X Unit to our Manager in exchange for $1.00.

We do not expect to generate any material amount of revenues or cash flow from the Underlying Assets held by any series, or a subsidiary of that series, unless and until the Underlying Assets of such series is sold and no profits will be realized by investors unless they are able to sell their Class A Units of the series or the Underlying Assets of the series are sold. We will be reliant on the Administrator for administrative and asset management services and the payment of all ordinary and routine operating costs, including those relating to each series, our Company as a whole and the Underlying Asset of each series and the costs of each of the series offerings except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset.

Regulation A Offering

We are offering Class A Units representing Class A limited liability company interests of each of the series of the Company in the “Series Offering Table” beginning on page 2 of this Offering Circular. The Minimum Offering Amount, in a series with an applicable Minimum Offering Amount must be sold as applicable as a condition of a closing of the offering of the applicable series offering.

We expect to receive gross proceeds from each series offering as set forth in the “Use of Proceeds to Issuer” section of this Offering Circular. Our Administrator will pay all expenses of the series offerings, including fees and expenses associated with qualification of the series offerings under Regulation A. Therefore, the gross proceeds from each of the series offerings will equal the net proceeds from each of the series offerings. We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset as further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular; or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary as further discussed in detail under the heading “Membership Interest Purchase Agreement” on page 58 of this Offering Circular (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; a (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the Underlying applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

In a series offering without a Minimum Offering Amount, there will be no escrow account and after an investor executes a subscription agreement for any series without an applicable Minimum Offering Amount, those funds will be revocable only until the date the Company decides to hold a closing, such date to be determined in the Company’s sole discretion, however, if there is no such closing on the applicable funds, you will be refunded your investment by the Company without interest or deduction. Underlying Assets will be held for an indefinite period and may be sold at any time following the final closing of the offering of such series.

Recent Developments

On March 3, 2025, we sold and issued one (1) Class X Unit of McQueen Labs Series LLC - Series 005 Diablo 6.0 VT GT to our Manager in exchange for $1.00.

Liquidity and Capital Resources of the Administrator

There are various services required to administer our business and maintain the Underlying Assets of a series. Pursuant to the terms of the operating agreement, the Administrator will manage all entity-level and asset management services relating to our business and the maintenance of the Underlying Asset of each series. The Administrator will pay all ordinary and necessary costs and expenses associated with the administration of our business and maintenance of the Underlying Assets of each series. Because we do not expect to maintain cash reserves or generate any cash flow, we will be reliant on the Administrator to fund our operations except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset. In exchange for these services and incurring these costs and expenses, the Administrator will receive, for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”). Accordingly, the Administrative Fee will dilute your economic interest in the Underlying Asset at a rate of approximately 1.5% per annum. Additionally, the Administrator will receive an initial cash fee in an amount equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”). If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering.

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The Administrator has covenanted to provide us with selected unaudited balance sheet information on a semi-annual basis and we expect to continue to include such information in ongoing reports we file with the SEC. The table below summarizes selected unaudited balance sheet information of the Administrator as of March 31, 2024 and September 30, 2024, respectively:

	March 31, 2024	September 30, 2024
Assets
Current assets	$193,852	1,556,465
Property and equipment, net	-	12,825
Prepaid expenses	53,000	1,718,949
Other assets	85,000	4,206,663
Total assets	$331,852	7,494,902

Liabilities
Current liabilities	$490,893	271,031
Long-term liabilities	-	3,709,092
Total liabilities	$490,893	3,980,123

Member’s Equity
Total member’s equity	$(159,041)	3,514,779.00

The Administrator was formed on June 21, 2023 and has a fiscal year end of March 31.

The Administrator’s core business at this time is focused on the services to be provided to the Company and the Company’s growth and development.

The Administrator believes it can continue to seek out additional capital via private financings; however, it seeks to also raise a significant amount of capital to fund go-forward operations with this Offering. As it sells assets on the McQueen Platform, it expects to generate revenue, which it intends to also help with its liquidity requirements. If the Administrator has acquired an Underlying Asset outright to list on the McQueen Platform, once the investment process is completed and the Underlying Asset is sold, the net profits, if any, will be returned to the treasury. The Administrator also expects to make commissions of successful investments on the McQueen Platform.

Since March 31, 2024, the Administrator has closed the financings pursuant to Regulation D, for total gross proceeds of $4,428,206, which included receipt of common shares of Sol Global Investments Corp., a publicly traded company.

We also closed our regulation CF raising gross proceeds of $168,345 via the issuance of Class D Preferred Shares.

Results of Operations

For the period from April 11, 2024 (inception), to the period ended December 31, 2024, our total revenues from operations were $0. Operating costs for the same period were $0.

During the period, the Company initiated the process of launching Series 001 and 002 on the McQueen Platform. As of December 31, 2024, none of the offerings had been closed consequently, the Company remains in its pre-operational phase and expects to close series offerings and commence revenue generating activities in future periods.

Liquidity and capital resources

As of December 31, 2024, the Company had cash on hand of $0. We do not have any external sources of capital and are dependent upon the Administrator to pay the costs of the Offering as well as certain ongoing administrative costs. The Company and each series will be responsible to pay costs relating to the acquisition of the Underlying Assets including the Acquisition Costs and Acquisition Fee.

Potential future sources of capital include secured or unsecured financings from banks or other lenders and establishing additional lines of credit and advances from our Administrator. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

On May 15, 2024, we sold and issued one (1) Class X Unit of each of the following series: Series McQueen Labs Series LLC - Series 001 1986, Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512 and McQueen Labs Series LLC - Series 003 2012 Lexus LFA to our Manager in exchange for $1.00 each. On September 16, 2024, we sold and issued one (1) Class X Unit of McQueen Labs Series LLC - Series 004 2014 Mercedes Solarbeam to our Manager in exchange for $1.00.

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Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet generated any revenue and has no operating history. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of December 31, 2024.

Income Taxes

As of December 31, 2024, we had no federal and state income tax expense.

Off-Balance Sheet and Other Arrangements

As of December 31, 2024, we did not have any material off-balance sheet arrangements.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 2 to our audited financial statements appearing elsewhere in this offering circular, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

MANAGEMENT

The Company is managed by the Manager. Each series will be managed by a Board for such series (with each member of such Board being a “Series Manager”). The Underlying Assets of each series, as well as the day-to-day operations of each series will be managed by the Administrator pursuant to the terms of the operating agreement.

Manager and Board of Managers

Each the Manager and the Series Managers will serve in such capacity until the earlier of the dissolution of the applicable series or their removal or replacement pursuant to the terms of the Company’s Operating Agreement.

The Manager will have complete and exclusive discretion in the management and control of the affairs and business of the Company overall, except to the extent that the management of a series is vested in the Board of such series under the Company’s Operating Agreement, and the Manager will possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the Company.

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The Board for each series will be comprised of up to three Series Managers for such series. Up to two (2) of the Series Managers for each Board will be named by the holder of the Class X Unit of such series (the “McQueen Series Manager”) and if the series will be comprised of three Series Manager for such series, then up to one (1) of the Series Managers for each Board will be named by the holder of the Class B Unit of such Series (each, a the “Seller Series Manager”). The number of Series Managers, either two or three, will be set forth in the Certificate of Registered Series of the applicable series, which will also set forth whether a Class B Unit of such series will be issued. Copies of the Amended and Restated Certificate of Registered Series for each McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA, McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam, and McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT are filed as exhibits hereto.

The McQueen Series Manager may be replaced at any time by the holder of the Class X Unit and any Seller Series Manager may be replaced at any time by the holder of the Class B Unit, provided that the naming of any new or replacement Seller Series Manager will require the approval of the Company Manager.

Any manager of a series may also be removed for “Cause” at any time upon the joint determination of the McQueen Series Manager and one Seller Series Manager, and if such manager was initially named by the holder of the Class X Unit, will be replaced by the holder of the Class X Unit or, if such manager was initially named by the holders of the Class B unit, will be replaced by the holders of the Class B Unit. The term “Cause” means:

(a) the commission by the applicable manager of fraud, gross negligence or willful misconduct;

(b) the conviction of the applicable manager of a felony;

(c) a material violation by the applicable manager of any applicable law that has a material adverse effect on the business of the Company and all of the series, overall; or

(d) the bankruptcy or insolvency of the applicable manager

The Board of a series will have complete and exclusive discretion in the management and control of the affairs and business of such series, and will possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the such series, including, without limitation, to make determinations and complete actions with respect to (i) the use of the assets of such series (including cash on hand), including the financing of the conduct of the operations of such series and the repayment of obligations of such series; and (ii) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of any series under contractual arrangements to all or particular assets of such series).

The Board of a series will have authority in its discretion to exercise, on behalf of and in the name of such series, all rights and powers of a “manager” of a limited liability company under the Delaware Act necessary or convenient to carry out the purposes of such series. The Board of a series will have the power to perform any acts, statutory or otherwise, with respect to such series, which would otherwise be possessed by the members of such series under Delaware law, and the members of such series will have no power whatsoever with respect to the management of the business and affairs of such series.

No series will undertake any of the following actions, or agree to undertake any of the following actions, unless such actions have been approved by at least one McQueen Series Manager, in the sole discretion of the McQueen Series Manager:

(a) Any sale of the Underlying Assets of such series;

(b) The entry into by such series of any agreement, contract or other instrument which would reasonably be expected to result in any liability or obligation of such series in excess of $10,000, other than such costs directly and reasonable related to the administration of the Underlying Asset of a series;

(c) Any replacement of the Administrator of a series; and

(d) The initial sale or issuance by a series of units of such series.

No series will undertake any of the following actions, or agree to undertake any of the following actions, unless such actions have been approved by all of the then Board of Managers of that series:

(a)	Any change in the tax election of the series;
(b)	Any amendment or modification to the Series Designation for such series;
(c)	Any amendment of the operating agreement; and
(d)	Any elective dissolution of such series (i.e., in a circumstance other than where such dissolution is required as set forth in the operating agreement).

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Any Series Manager may elect to cause the sale of the Underlying Asset of the applicable series, in the event that either (i) at least 5 years has passed from the date of the acquisition of the Underlying Assets and such sale would result in the applicable series receiving gross proceeds equal to at least 125% of the price paid for such Underlying Assets pursuant to the Asset Purchase Agreement pursuant to which such series acquired the Underlying Asset, with any Class A Units paid for such Underlying Asset being valued at the offering price; (ii) such sale would result in such series receiving at return on investment in the amount of at least a 16% non-compounded simple annualized return or (iii) at a price agreed by all members of the board of managers of the applicable series.

Company Officers

At any time, the Manager of the company may appoint and replace individuals as officers or agents of the Company (as applicable, “Company Officers”) with such titles as the Manager may elect to act on behalf of the Company with such power and authority as the Manager may delegate to such persons. Company Officers will hold their offices for such terms as will be determined from time to time by the Manager of the Company, and any Company Officer may be removed or replaced at any time, with or without cause, by the Manager.

The Company Officers were appointed to the following positions on April 11, 2024:

●	Curt Hopkins- Chief Executive Officer
●	Jonathan Held- Chief Financial Officer and Secretary

Administrator

The Underlying Assets of each series, as well as the day-to-day operations of each series will be managed by the Administrator pursuant to the terms of the operating agreement. The Administrator may withdraw for any reason upon notice to the Manager of the Company. The Administrator may be removed and replaced at any time for any reason by the Manager of the Company.

Pursuant to the terms of the operating agreement, the Administrator will manage the day to day operations of the applicable series.

Pursuant to the terms of the operating agreement, the Administrator will be paid an initial fee in cash equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series, plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Series Asset” for each such series) as completed by the Manager of the Company (the “Acquisition Fee”), which Acquisition Fees will be payable upon the acquisition of the applicable Series Asset which will be paid from the proceeds of the applicable series offering. If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering.

Pursuant to the terms of the operating agreement, the Administrator will be paid for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”), with the Administrative Fee for any fractional quarterly period to be appropriately pro-rated. The Administrative Fee will be payable via the issuance to the Administrator of a number of Class A Units of the applicable series equal to the amount of the Administrative Fee rounded to the nearest whole Class A Unit. As further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular, the Administrative Fee may for a specified term, in part, be paid to the seller of the applicable Underlying Asset of the applicable series.

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In consideration of the payment of the Acquisition Fee, the Administrator will pay all Series Offering expenses, including fees, costs and expenses incurred in connection with executing the applicable Series Offering, consisting of underwriting, legal, accounting, escrow and compliance costs related to such Series Offering, provided that, in the event that such costs and expenses exceed the amount of the Acquisition Fee, the applicable Series will pay such excess amount to the Administrator, via the issuance of additional Class A Units, when and as requested by the Administrator.

In consideration of the payment of the Administrative Fee, the Administrator will pay the following costs and expenses of the applicable series, and, if such costs and expenses relate to the operations of the Company overall and not to the particular series, provided that, in the event that such costs and expenses exceed the amount of the series formation fee and the Administrative Fee, the applicable Series will pay such excess amount to the Administrator, in cash or via the issuance of additional Class A Units, as elected by the Administrator, when and as requested by the Administrator:

(A) The costs of preparing and filing any reports to be filed with the Securities and Exchange Commission;

(B) Any fees, costs and expenses related to financial audits;

(C) Any fees, costs and expenses related to preparation and filing of tax returns;

(D) Any and all income taxes and marketing fees, costs and expenses incurred in connection with the management of an Underlying Asset of the applicable Series;

(E) any fees, costs and expenses incurred in connection with preparing any reports and accounts of the applicable series;

(F) the costs of directors’ and officers’ insurance of the directors and officers of the Board in connection with the applicable series;

(G) any governmental fees imposed on the capital of the series (or the Company as a result of the operations of such series) or incurred in connection with compliance with applicable regulatory requirements;

(H) any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the series (or the Company as a result of the operations of such series) or the Board, the Administrator or any Officer of such series in connection with the affairs of such series;

(I) any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Board in connection with such series;

(J) the fees and expenses of the series’ counsel (or the Company’s counsel as a result of the operations of such series) in connection with advice directly relating to the Series’ legal affairs;

(K) the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Board in connection with the operations of the applicable series;

(L) Any costs and expenses as agreed to be paid by the Administrator in the applicable Asset Purchase Agreement; and

(M) All costs and expenses incidental to the termination and winding up of such series and its share of the costs and expenses incidental to the termination and winding up of the Company as allocated to it in accordance with the Company’s allocation policy.

The seller, if the seller holds a Class B Unit of the applicable series, or if no Class B Unit is issued, the Administrator, will pay the following costs relating to the series:

(i) The costs and expenses of undertaking the obligations and actions imposed on the seller pursuant to the Asset Purchase Agreement;

(ii) security and maintenance fees, costs and expenses incurred in connection with the management of the Underlying Asset of such series;

(iii) any and all insurance premiums or expenses related to insurance on the Underlying Asset of the applicable series; and

(iv) in the event that the applicable Underlying Asset of the applicable series carries Third-Party Cost, the Seller will make all monthly payments of interest and principal on such Underlying Asset until the closing of the applicable series offering.

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All other costs and expenses of the applicable series will be paid directly by that series. The Administrator may elect to pay any such costs and expenses directly on behalf of an applicable series, or may advance the funds to pay these costs and expenses to the applicable series, which such funds would then be reimbursed by the applicable series to the Administrator when the applicable series has sufficient funds to do so, or at such other times as may be agreed between the Administrator and the applicable series.

The Administrator or the applicable series seller, as the case may be, may rely on a custodian to manage and pay for certain aspects of the storage, maintenance, safekeeping and other aspects of the Underlying Assets. The Administrator or the applicable series seller, as the case may be, will enter into agreements with such custodians, however, there is no guarantee that the custodian will perform their duties properly. For example, a storage facility selected by the custodian can be inadequate for the storage of the Underlying Assets causing the Underlying Assets to suffer damage. This could lead to either the Underlying Assets held by a particular series, or a subsidiary of that series, to decrease in value, which would accordingly negatively impact the value of the Class A Units of such series.

The Administrator may determine to sell any Underlying Asset of the applicable series without engaging a third-party intermediary, in which event the Administrator may charge the buyer of the Underlying Asset a reasonable fee not to exceed the lowest published buyer’s premium charged directly by Sotheby’s, Christie’s or Phillips in effect at such time.

Company Manager, Officers and Members of the Board of Managers

As of the date of this offering circular, the following sets forth the executive officers of the Company, the members of the Board of Managers of each series and the executive officers, significant employees and directors of the Manager.

Company Officers

As of the date hereof the executive officers of the Company are as follows:

Name	Age	Position

Curtis D. Hopkins	56	Chief Executive Officer

Jonathan Held	39	Chief Financial Officer and Secretary

Background of the Company Officers

Curtis D. Hopkins. Mr. Hopkins was appointed as the Chief Executive Officer of the Company on April 11, 2024 and as the Chief Executive Officer of McQueen Labs Inc. on March 4, 2024. From August 2018 to July 2021 Mr. Hopkins served as the Chairman of Sirenum Limited where he was engaged in board oversight and management. From October 2021 to November 2023, Mr. Hopkins served as the Chief Executive Officer of Zefiro Methane Inc. He is also a senior advisor and co-founder of Zefiro Methane, a climate tech firm that aims to stop methane leaking from abandoned and orphaned oil and gas wells. He grew the company as CEO from the start to $32m in run-rate revenue in the lead-up to an IPO in Q1 2024. He is a senior advisor to Drake & Farrell, a leading circular economy reverse supply chain business in The Netherlands, which was sold to Waterland Private Equity in May 2024. He is on the board of Stewardship, one of the largest faith-based charities in the UK. Curt was the chairman of Sirenum, a B2B software business in the future of work, which was sold to Bullhorn in 2021. From June 2009 to the present, Mr. Hopkins serves as a Founder and Director of Consilium Ventures Limited where he engages in executive duties and responsibilities. Mr. Hopkins Received his MSc degree from the Georgia Institute of Technology in 1995.

Jonathan Held. Jonathan Held was appointed as the Chief Financial Officer of the Company on April 11, 2024, and as secretary of the Company since July 26, 2024, and serves as the Head of Finance for McQueen Labs Inc. He is a chartered professional accountant and chartered accountant, with CFO level experience with both private and public companies. Jonathan is a partner at ALOE Finance Inc. and works a number of start-up companies in a variety of sectors including technology, resources, biotech and real estate, and others, both domestic and international. Jonathan has been involved in numerous successful public market transactions including Initial Public Offerings, Reverse Takeovers, M&A and financings. Jonathan holds a Bachelor of Mathematics and Masters of Accounting from the University of Waterloo.

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Members of the Board of Managers

As of the date hereof the members of the Board of Managers for each of the following series are as follows:

McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach

●	Curtis D. Hopkins
●	Lachlan DeFrancesco
●	*A seller series manager will be named after the closing of the Asset Purchase Agreement of this series

McQueen Labs Series LLC - Series 002 1984 Ferrari 512

●	Curtis D. Hopkins
●	Lachlan DeFrancesco
●	*A seller series manager will be named after the closing of the Asset Purchase Agreement of this series

McQueen Labs Series LLC - Series 003 2012 Lexus LFA

●	Curtis D. Hopkins
●	Lachlan DeFrancesco
●	*A seller series manager will be named after the closing of the Asset Purchase Agreement of this series

McQueen Labs Series LLC - Series 004 – 2014 Mercedes Solarbeam

●	Curtis D. Hopkins
●	Lachlan DeFrancesco
●	*A seller series manager may be named after the closing of the Asset Purchase Agreement of this series

McQueen Labs Series LLC - Series 005 – Diablo 6.0 VT GT

●	Curtis D. Hopkins
●	Lachlan DeFrancesco
●	*A seller series manager may be named after the closing of the Asset Purchase Agreement of this series

Lachlan DeFrancesco. Lachlan DeFrancesco is a co-founder and serves as the Head of Automotive Division and a Director for McQueen Labs, Inc. since June 21, 2024. Lachlan has significant experience investing in the collectable car market and with exotic car restoration. Lachlan has a proven track record of identifying exciting automotive projects ripe for growth, demonstrating a strong ability to identify valuable opportunities and enhance vehicle value through restoration. Lachlan’s experiences and prior work demonstrate a remarkable skill in the automotive investment sector with his substantial returns on investments validating his abilities. Mr. DeFrancesco has been serving as a portfolio manager at Sol Global Investment Corp. since 2021.

Please see the biographical information for Curtis D. Hopkins detailed above.

Officers, Significant Employees, Significant Employees and Directors of the Manager

As of the date hereof the executive officers, significant employees and directors of the Manager are as follows:

Name	Age	Position

Curtis D. Hopkins	56	Chief Executive Officer and Director

Jonathan Held	39	Head of Finance

Lachlan DeFrancesco	22	Head of Automotive Division and Director

Benan Tumkaya	48	Head of Technology

Anthony Pezarro	31	Head of Brand and Marketing

Paul Glavine	35	Director

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Background of the Officers and Directors of the Manager

Benan Tumkaya. Benan Tumkaya serves as the Head of Technology for McQueen Labs, Inc. since May 1, 2024. From 2022 to 2024 Mr. Tumkaya served as a Senior Solutions Architect at CGI, Technology Consultancy where he engaged in architecting secure software and infrastructure solutions. From 2011 to 2022 Mr. Tumkaya served as the Head of Technology at the Saatchi Art Gallery where he managed all technology aspects. Mr. Tumkaya received his MBA in Business Administration from European University of Lefke and his BSC in Computer Engineering from Near East University. Mr. Tumkaya is a technology expert and multi-could architect with expertise in highly scalable, multi-tenant SaaS applications, marketplaces and e-commerce.

Anthony Pezarro. Anthony Pezarro serves as the Head of Brand and Marketing for McQueen Labs, Inc. since May 1, 2024. From June 2020 to the present, Mr. Pezarro serves as the VP and Executive Creative Designer at Ace Digital, where he is also one of the founders. From January 2019 to June 2020, Mr. Pezarro served as a senior creative designer at The Notable Group. Anthony is an experienced Creative Director & Strategist who strives to elevate every portion of brand experience across all disciplines utilizing creativity and collaboration. With an end goal of helping companies deliver a clear message and unified brand story with every touch point. At the core, Anthony’s main goal is to optimize and enhance consumer experience that develops a long-standing brand relationship. Mr. Pezarro received his degree from the Toronto Film School in Visual Communications.

Paul Glavine. Paul Glavine is a co-founder and Director of McQueen Labs, Inc. since November 15, 2023. He is also the founder of Cybin, a biotech company listed on the NYSE, where he has been the CGO since September 2020, and where he served as the CEO from October 2019 to September 2020. Paul has been instrumental in raising over $300M in 5 years for Cybin, which has also received breakthrough therapy designation by the FDA. Previously, Paul was a co-founder of TruVerra, a medical Cannabinoid platform for patients, which was acquired by Supreme Cannabis Company and later acquired by Canopy Growth. He has completed financings & M&A transactions totaling mor than $400M in the last 5 years for his businesses.

Please see the biographical information for Curtis D. Hopkins, Jonathan Held and Lachlan DeFrancesco detailed above.

Limited Liability and Indemnification of the Board of Managers, the Administrator and Others

Our operating agreement limits the liability of the Manager, the members of the Board of Managers of each series, any members of our Company, and any person who is an officer of our Company and the Administrator and its affiliates. None of the foregoing persons shall be liable to us or the Administrator or any other of our members for any action taken or omitted to be taken by it or by other person with respect to us, including any negligent act or failure to act, except in the case of a liability resulting from any of the foregoing person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or any intentional and material breach of our operating agreement or conduct that is subject of a criminal proceeding (where such person has reasonable cause to believe that such conduct was unlawful).

Insofar as the foregoing provisions permit indemnification of members of the Board of Managers, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Family Relationships

There are no family relationships among the Manager, Company officers and Members of the Board of Managers of each series.

Involvement in Certain Legal Proceedings

No Manager, Company Officer, Members of the Board of Managers or control person of our Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

Code of Ethics

We have not yet adopted a code of ethics meeting the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We plan to adopt a code of ethics after the qualification of our offering statement and we believe that once adopted, our code of ethics will be reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of violations; and provide accountability for adherence to the provisions of the code of ethics.

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MANAGEMENT COMPENSATION

Our Company was formed on April 11, 2024. The Company has not yet paid its Manager, members of the Board of Managers, Company Officers of the Administrator (our “named executive officers”) any cash or other form of compensation from inception to December 31, 2024, or to date. Therefore, we have excluded a Summary Compensation Table for the period from April 11, 2024 (inception) to December 31, 2024, for the “named executive officers.” We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by the Company. Additionally, the Company does not intend to pay any compensation to our named executive officers in the future.

Narrative Disclosure to Summary Compensation Table

There are no compensatory plans or arrangements, including payments to be received from the Company with respect to any named executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

Employment Agreements

There are no current employment agreements between the Company and our named executive officer or understandings regarding future compensation.

Outstanding Equity Awards at Fiscal Year-End

No named executive officer received any equity awards, or holds exercisable or unexercisable options, as of December 31, 2024.

Long-Term Incentive Plans

There are no arrangements or plans in which the Company would provide pension, retirement or similar benefits for directors or executive officers.

Compensation to be paid to Administrator

Pursuant to the terms of the operating agreement, the Administrator will be paid an initial fee in cash equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series, plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”), which Acquisition Fees will be paid from the proceeds of the applicable series offering. If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering.

Pursuant to the terms of the operating agreement, the Administrator will be paid for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”), with the Administrative Fee for any fractional quarterly period to be appropriately pro-rated. The Administrative Fee will be payable via the issuance to the Administrator of a number of Class A Units of the applicable series equal to the amount of the Administrative Fee rounded to the nearest whole Class A Unit. As further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular, the Administrative Fee may for a specified term, in part, be paid to the seller of the applicable Underlying Asset of the applicable series.

The Administrator may determine to sell the Underlying Asset of a series without engaging a third-party intermediary, in which event, it may charge the buyer of the Underlying Asset a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Barret-Jackson or Mecum. These amounts, if any, cannot presently be determined.

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The following table sets forth the form of compensation and the recipient of such compensation together with the determination of the amount and the estimated amount.

Form of Compensation and Expense Reimbursement	Determination of Amount	Estimated Amount
Acquisition Fee	The Administrator will be paid a cash Acquisition Fee as well potentially receive Class A Units of a series if there are insufficient funds to pay the Acquisition Fee

An initial fee in cash equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series, plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”), which Acquisition Fees will be paid from the proceeds of the applicable series offering.

If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator.

The Acquisition Fee will be paid upon the completion of the applicable series offering.

Administrative Fee	The Administrator will receive an Administrative Fee in exchange for administration services provided	For each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”), with the Administrative Fee for any fractional quarterly period to be appropriately pro-rated. The Administrative Fee will be payable via the issuance to the Administrator of a number of Class A Units of the applicable series equal to the amount of the Administrative Fee rounded to the nearest whole Class A Unit.

Disposition of Underlying Asset without a third-party intermediary	The Administrator may determine to sell the Underlying Asset of a series without engaging a third-party intermediary, in which event, it may charge the buyer of the Underlying Asset a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Barret-Jackson or Mecum.	These amounts, if any, cannot presently be determined.

Example of Administrative Fee Calculation

The table below illustrates the number of Class A Units that would be earned by the Administrator with regard to the Administrative Fee over a period of 5 years, under an assumption that the Underlying Asset of the applicable series is held for a period of 5 years, assuming a hypothetical offering size of $1,000,000, or 50,000 Class A Units. The following table assumes that an Underlying Asset is held for 5 years, however, there is no guarantee or assurance that any Underlying Asset will be held for more or less than 5 years, or for any specific period of time.

The following table assumes that the issuance of the Class A Units to the Administrator commences on the first day of the fiscal year. While the amounts reflected in the table below in respect of the number of Class A Units to be issued will vary in direct proportion with the size of the offering by any given series.

Year Following Completion of the Series Offering	Class A Units Issued in Such Year
1	750
2	761
3	773
4	784
5	796

The actual number of Class A Units earned by the Administrator pursuant to the Administrative Fee will be disclosed on a semi-annual basis on the Company’s filings with the SEC on Form 1-K and 1-SA, respectively.

Repayment of Advance

Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. We reserve the right to reject any subscription for any reason. A series offering with a Minimum Offering Amount will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. For any series offering where no Minimum Offering Amount applies, the Company may hold a closing at a date and time determined by the Company, in its sole discretion, without the requirement that any minimum amount of Class A Units be sold. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance. The amount, if any, of the Advance, for any series, will be disclosed on a semi-annual basis on the Company’s filings with the SEC on Form 1-K and 1-SA, respectively, as well as in a Form 1-U upon a closing of the applicable series offering.

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SECURITY OWNERSHIP OF

MANAGEMENT AND CERTAIN SECURITYHOLDERS

Prior to giving effect to each series offering, McQueen Labs Inc., the Company’s Manager holds a Class X Unit of each series of the Company. Additionally, each of the following applicable sellers are expected to hold the following number of Class A Units and Class B Units of the applicable series as follows:

Name of Series	Name of Seller	Number of Class A Units(5)	Number of Class B Units
Series McQueen Labs Series LLC - Series 001 1986, Lamborghini Countach	Devlin DeFrancesco(1)	15,300	1
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	Lachlan DeFrancesco(2)	11,475	1
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	Delavaco Holdings Inc.(3)	20,400	1
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	MQ Solarbeam AMG, LLC(4)	0	0
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT	Mushman Collectibles and Investments LLC(6)	0	0

(1)	Devlin DeFrancesco is the brother of Lachlan DeFrancesco(2). Devlin DeFrancesco is also a shareholder of the Administrator and Manager through shares of the Administrator and Manager held by an entity which he owns.
(2)	Lachlan DeFrancesco is an officer and director of the Administrator and Manager, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA and McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam. Lachlan DeFrancesco will also own 47.3% of the Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 after the closing of that series offering as well as one Class B Unit of that series.
(3)	Delavaco Holdings Inc. is owned by Catherine DeFrancesco, who is the mother of Lachlan DeFrancesco(2). Catherine DeFrancesco is also a shareholder of the Administrator and Manager through shares of the Administrator and Manager held by an entity which she owns.
(4)	MQ Solarbeam AMG, LLC is wholly owned by the Administrator, and Curtis D. Hopkins will have voting and dispositive control over the shares held by MQ Solarbeam AMG, LLC.
(5)	There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series. Accordingly, the above listed sellers may receive a number of Class A Units comprising part of the applicable Cash Payment in addition to the number of Class A Units listed above.
Where a series is purchasing a subsidiary that owns the Underlying Asset pursuant to a Membership Interest Purchase Agreement, the Seller may elect to accept repayment of the Principal Amount under the Note issued as payment, in any combination of cash, which will be paid from the proceeds of the applicable series offering or Class A Units of the applicable at a price of $20 per Unit of the Units offered in the series offering of such series, and we cannot predict at this time the form of the repayment and accordingly, the number of shares noted here may be subject to adjustment.
(6)	Mushman Collectibles and Investments LLC is wholly owned by the Administrator, and Curtis D. Hopkins will have voting and dispositive control over the shares held by Mushman Collectibles and Investments LLC.

Pursuant to the Management Services Agreement, the Administrator will be paid a cash fee in an amount equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series, plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”) which Acquisition Fees will be payable upon the acquisition of the applicable Series Asset. If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering.

Pursuant to the terms of the operating agreement, the Administrator will be paid for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”), with the Administrative Fee for any fractional quarterly period to be appropriately pro-rated. The Administrative Fee will be payable via the issuance to the Administrator of a number of Class A Units of the applicable series equal to the amount of the Administrative Fee rounded to the nearest whole Class A Unit. As further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular, the Administrative Fee may for a specified term, in part, be paid to the seller of the applicable Underlying Asset of the applicable series.

None of the members of any of the board of managers for any series of the Company hold any units of the Company or any series.

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Unless otherwise noted below, the address for each beneficial owner listed on the table is in care of the Company at 2045 NW 1st Avenue, Miami, Florida 33127. We have determined beneficial ownership in accordance with the rules of the SEC.

Company management owns the following Company Class A Units as of April 23, 2025, and will own the following Class A units after each series offering.

		Class A Units Beneficially Owned Prior to the Series Offering		Class A Units Beneficially Owned After the Series Offering
Name of Beneficial Owner	Series Name	Number	Percent	Number	Percent(4)
Curtis D. Hopkins, Chief Executive Officer(2)	Applicable to each Series	-	-	-	-

Jonathan Held, Chief Financial Officer and Secretary	Applicable to each Series	-	-	-	-

Lachlan DeFrancesco (3)	Applicable to McQueen Labs Series LLC - Series 002 1984 Ferrari 512	-	-	11,475	47.3%

McQueen Labs Inc.(1)	Series McQueen Labs Series LLC - Series 001 1986, Lamborghini Countach	-	-	-	-

McQueen Labs Inc.(1)	McQueen Labs Series LLC - Series 002 1984 Ferrari 512	-	-	-	-

McQueen Labs Inc.(1)	McQueen Labs Series LLC - Series 003 2012 Lexus LFA	-	-	-	-

McQueen Labs Inc.(1)	McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam

McQueen Labs Inc.(1)	McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT	-	-	-	-

(1)McQueen Labs Inc. is the Company’s Manager and the administrator of each series. Curtis D. Hopkins is the individual who has voting and dispositive control over the Class A units held by McQueen Labs Inc. McQueen Labs Inc. is also the Company’s Administrator and will receive Class A Units if each series pursuant to the Administrative Fee and may receive Class A Units of a series pursuant to the Acquisition Fee. Please see the section entitled “Compensation to be paid to Administrator” for additional information. McQueen Labs Inc. will also hold a Class X Unit of each series. The Manager will be the only holder of the Class X Unit. The Class X Unit is entitled to one (1) vote per unit on matters requiring member consent or approval, both at the series level and for the Company overall and has the right to appoint up to two managers of each series Board of Managers. After Class A Units receive distributions equal to 100% of their original purchase price with respect to such Class A Units of such series, distributions are split with 80% going to Class A Units and 20% to the Class X Unit, proportionate to their unit holdings in each series. Class X Units are not convertible or exchangeable into any other securities of the Company or any applicable series. Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. If the Minimum Offering Amount of an applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, the Company’s Administrator may agree to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance.

(2) Curtis D. Hopkins is the Chief Executive Officer and Director of the Administrator and Manager, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA, McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam and McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT.

(3)Lachlan DeFrancesco is an officer and director of the Administrator and Manager, as well as the seller of the automobile to McQueen Labs Series LLC - Series 002 1984 Ferrari 512, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA, McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam and McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT. He will hold 11,475 Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 as well as one Class B Unit of that series.

(4)Assuming all offered Class A Units are sold.

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Without conceding that the Class A Units of any series of the Company constitute “voting securities” under Rule 405 of the Securities Act, we agree to provide a table disclosing the information called for under Item 12 of Form 1-A with respect to each person that holds in excess of 10% of interests in a series of the Company. The following table sets forth information with respect to the number of units of each of our Series beneficially owned by all persons who own more than ten percent of any series as of April 23, 2025:

Series Name	Beneficial Owner	Number of Interests Owned	Percent of Class
Series McQueen Labs Series LLC - Series 001 1986, Lamborghini Countach
McQueen Labs Series LLC - Series 002 1984 Ferrari 512
McQueen Labs Series LLC - Series 003 2012 Lexus LFA
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT

INTEREST OF MANAGEMENT AND

OTHERS IN CERTAIN TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Management Compensation,” the following is a description of each transaction since April 11, 2024 (inception of the Company) and each currently proposed transaction in which:

●	We and any subsidiaries thereof have been or will be a participant;

●	the amount involved exceeds the lesser of $0 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years

●	any of our management or beneficial owners of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Share Issuance

On May 15, 2024, we sold and issued one (1) Class X Unit of each of the following series: Series McQueen Labs Series LLC - Series 001 1986, Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512 and McQueen Labs Series LLC - Series 003 2012 Lexus LFA to our Manager in exchange for $1.00 each. On September 13, 2024, we sold and issued one (1) Class X Unit of McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam. On March 3, 2025, we sold and issued one (1) Class X Unit of McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT.

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Fees Paid to our Administrator

Pursuant to the terms of the operating agreement, the Administrator will be paid an initial fee in cash in an amount equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series, plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”), which Acquisition Fees will be paid from the proceeds of the applicable series offering. If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering.

Pursuant to the terms of the operating agreement, the Administrator will be paid for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”), with the Administrative Fee for any fractional quarterly to be appropriately pro-rated. The Administrative Fee will be payable via the issuance to the Administrator of a number of Class A Units of the applicable series equal to the amount of the Administrative Fee rounded to the nearest whole Class A Unit. As further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular, the Administrative Fee may for a specified term, in part, be paid to the seller of the applicable Underlying Asset of the applicable series.

The Administrator may determine to sell the Underlying Asset of a series without engaging a third-party intermediary, in which event, it may charge the buyer of the Underlying Asset a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Barret-Jackson or Mecum. These amounts, if any, cannot presently be determined.

Repayment of Advance

Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. If the Minimum Offering Amount of an applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, the Company’s Administrator may agree to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance.

Class B Unit Holders

After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. The Certificate of Registered Series of the applicable series will set forth whether a Class B Unit of such series will be issued. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series.

Underlying Assets Acquired from Related Parties

Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company. The fact that certain Underlying Assets to be acquired by an applicable series may be acquired from related parties raises the following risks:

●	Related-Party Transaction Risks: Acquiring assets from related parties introduces a risk of conflicts of interest and potentially less favorable transaction terms. These transactions may not always be conducted at arm’s length, which could result in the series paying more for an asset than its fair market value. Such practices not only affect the series’ ability to sell the asset at a profit but also raise concerns regarding the transparency and fairness of the transaction process.

●	Valuation Risks: Accurately valuing assets acquired from related parties can be particularly challenging. The close relationship between the seller and the Company might influence the asset’s purchase price, which may not accurately reflect its market value. Such discrepancies could affect the series’ financial performance, especially if the asset is later sold at a market price significantly lower than the purchase price.

●	Investor Confidence and Reputation Risk: Transactions with related parties may affect investor confidence in the Company’s governance and operational integrity. Perceived or actual conflicts of interest in these transactions could deter potential investors and negatively impact the Company’s reputation, hindering its ability to attract investment and achieve its resale objectives.

●	Operational Diligence and Oversight: Managing the additional layer of complexity and ensuring compliance in related-party transactions requires rigorous operational diligence and oversight. The series must implement robust mechanisms to identify, assess, and mitigate the risks associated with these transactions to protect the interests of its investors.

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Investors are advised to carefully consider the potential foregoing risks associated with the acquisition of assets from related parties.

To date, the following series plan to acquire their Underlying Asset from related parties:

McQueen Labs Series LLC - Series 002 1984 Ferrari 512 will acquire its Underlying Asset, the 1984 Ferrari 512, from Lachlan DeFrancesco, who is an officer and director of the Administrator and Manager, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA and McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam. Lachlan DeFrancesco will also own 47.3% of the Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 after the closing of that series offering as well as one Class B Unit of that series. Pursuant to the Asset Purchase Agreement, Lachlan DeFrancesco will receive 11,475 Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512, a Class B Unit of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 and a cash payment of $85,150. Additionally, a Third-Party Amount of $135,000 on the Underlying Asset will be paid from the proceeds of the McQueen Labs Series LLC - Series 002 1984 Ferrari 512 series offering.

McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach will acquire its Underlying Asset, the 1986 Lamborghini Countach, from Devlin DeFrancesco who is the brother of Lachlan DeFrancesco, who is an officer and director of the Administrator and Manager as well as the seller of the automobile to McQueen Labs Series LLC - Series 002 1984 Ferrari 512, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA and McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam. Lachlan DeFrancesco will also own 47.3% of the Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 after the closing of that series offering as well as one Class B Unit of that series. Devlin DeFrancesco is also a shareholder of the Administrator and Manager through shares of the Administrator and Manager held by an entity which he owns. Pursuant to the Asset Purchase Agreement, Devlin DeFrancesco will receive 15,300 Class A Units of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, a Class B Units of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach and a cash payment of $68,650. Additionally, a Third-Party Amount of $225,000 on the Underlying Asset will be paid from the proceeds of the McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach series offering.

McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA’s, wholly owned subsidiary Series – 003 – 2012 Lexus LFA – Montana LLC will acquire its Underlying Asset, the 2012 Lexus LFA, from Delavaco Holdings Inc., which is owned by Catherine DeFrancesco, who is the mother of Lachlan DeFrancesco, who is an officer and director of the Administrator and Manager as well as the seller of the automobile to McQueen Labs Series LLC - Series 002 1984 Ferrari 512, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA and McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam. Lachlan DeFrancesco will also own 47.3% of the Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 after the closing of that series offering as well as one Class B Unit of that series. Catherine DeFrancesco is also a shareholder of the Administrator and Manager through shares of the Administrator and Manager held by an entity which she owns. Pursuant to the Asset Purchase Agreement, Catherine DeFrancesco will receive 20,400 Class A Units of McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA, a Class B Unit of McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA and a cash payment of $67,156.48. Additionally, a Third-Party Amount of $373,493.52 on the Underlying Asset will be paid from the proceeds of the McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA series offering.

McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam’s, wholly owned subsidiary Series–004–2014 Mercedes Solarbeam – Montana LLC will acquire its Underlying Asset, the 2014 Mercedes SLS AMG Black Series from MQ Solarbeam AMG, LLC, which is wholly owned by the Administrator. Curtis D. Hopkins is the Chief Executive Officer and Director of the Administrator and Manager, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA, McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam and McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT.

McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT’s, will acquire, Diablo 6.0 VT GT – Montana LLC, a Montana limited liability company which was formed on December 13, 2024 which will hold title to this Underlying Asset, the 2001 Lamborghini Diablo, from Mushman Collectibles and Investments LLC, which is wholly owned by the Administrator. Curtis D. Hopkins is the Chief Executive Officer and Director of the Administrator and Manager, as well as a member of the Board of Managers for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA, McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam and McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT.

There may be instances where a series is purchasing its Underlying Asset from a seller pursuant to an Asset Purchase Agreement, and the series has an applicable Minimum Offering Amount, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series. Accordingly, the above listed sellers that are related parties may receive a number of Class A Units comprising part of the applicable Cash Payment in addition to the number of Class A Units listed above. Where a series is purchasing a subsidiary that owns the Underlying Asset pursuant to a Membership Interest Purchase Agreement, the Seller may elect to accept repayment of the Principal Amount under the Note issued as payment, in any combination of cash, which will be paid from the proceeds of the applicable series offering or Class A Units of the applicable at a price of $20 per Unit of the Units offered in the series offering of such series, and we cannot predict at this time the form of the repayment. Accordingly, the above listed sellers that are related parties may receive a number of Class A Units comprising part of the applicable Principal Amount in addition to the number of Class A Units listed above.

Our Management will have other business interests and obligations to other entities

The Company and/or its respective affiliates, shareholders, members, partners, managers, directors, officers and employees will devote as much time to our affairs as is reasonably required in the judgment of the Company as applicable. Such affiliates, shareholders, members, partners, managers, directors, officers and employees will not be precluded from engaging directly or indirectly in any other business or other activity, including the same type of business as conducted by the Company.

None of the officers and directors of the Company will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not otherwise breach their agreements with the Company. We are dependent on these persons to successfully operate the Company. Their other business interests and activities could divert time and attention from operating the Company.

The holders of the Class A Units will have no voting rights. Accordingly, holders of the Class A Units will be relying on the judgment of the Company’s management as to the operations of the Company.

Policies and Procedures for Related Party Transactions

Following this offering, the Manager will be responsible for reviewing and approving, prior to our entry into any such transaction, all related party transactions and potential conflict of interest situations involving:

●	any of our management;

●	any beneficial owner of more than 10% of our outstanding stock; and

●	any immediate family member of any of the foregoing.

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Our Manager will review any financial transaction, arrangement or relationship that:

●	involves or will involve, directly or indirectly, any related party identified above and is in an amount greater than $0;

●	would cast doubt on the independence of a management member;

●	would present the appearance of a conflict of interest between us and the related party; or

●	is otherwise prohibited by law, rule or regulation.

The Manager will review each such transaction, arrangement or relationship to determine whether a related party has, has had or expects to have a direct or indirect material interest. Following its review, the Manager will take such action as it deems necessary and appropriate under the circumstances, including approving, disapproving, ratifying, cancelling or recommending to management how to proceed if it determines a related party has a direct or indirect material interest in a transaction, arrangement or relationship with us.

DESCRIPTION OF SHARES

The total of the membership interests in any series is divided into (i) Class A Units (the “Class A Units”); (ii) a Class B Unit (the “Class B Unit”) and (iii) Class X Unit (the “Class X Unit” and, together with the Class A Unit, and the Class B Unit, as to each series, the “Units” of such series and each a “Unit” of such series). The Class A Units of each series are being sold in this offering and are further described below. If the seller of an Underlying Asset to a series obtains greater than 25% ownership of Class A Units of the applicable series at the time of sale, the seller will be issued a Class B Unit of that series. The Certificate of Registered Series of the applicable series will set forth whether a Class B Unit of such series will be issued. Copies of the Amended and Restated Certificate of Registered Series for each McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA, McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam, and McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT are filed as exhibits hereto.

The Class B Unit is entitled to one (1) vote per unit on matters requiring member consent or approval, both at the series level and for the Company overall. The Class B Unit votes together as a single class with Class X Unit on all matters. Any transfer of Class B Unit requires the prior written approval of the Company Manager, except for involuntary transfers and transfers on approved alternative trading systems.

The Class X Unit is entitled to one (1) vote per unit on matters requiring member consent or approval, both at the series level and for the Company overall. The Class B Unit votes together as a single class with Class X Unit on all matters. Any transfer of Class X Unit requires the prior written approval of the Company Manager, except for involuntary transfers and transfers on approved alternative trading systems.

Description of the Securities Being Offered

Investors will acquire Class A Units in a series of the Company, each of which is intended to be a separate series of the Company for purposes of accounting for assets and liabilities. It is intended that owners of Class A Units in a series will only have an interest in the assets, liabilities, profits and losses pertaining to the specific Underlying Asset owned by that series. For example, an owner of interests in Series McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach will only have an interest in the assets, liabilities, profits and losses pertaining to Series McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach and its related operations.

Class A Units have no voting rights. Any transfer of Class A Units requires the prior written approval of the Company Manager, except for involuntary transfers and transfers on approved alternative trading systems.

Membership Interests

We were formed as a Delaware series limited liability company on April 11, 2024 by our Manager, in order to facilitate investment in specific Underlying Assets. We are a manager-managed limited liability company. Upon our formation, our Manager was issued 100% of our membership interests in the form of a Class X Unit of each initial series and will be issued 1 Class X Unit upon the formation of any additional series in the future. Our Manager, our sole member as of the date of this Offering Circular, adopted our operating agreement.

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McQueen Platform

Each series offering will be conducted through an online investment platform located at www.mcqmarkets.com, which is operated by the company (the “McQueen Platform”) that will allow investors to acquire ownership of an interest in the Company. Once an investor establishes a user profile on the McQueen Platform, they can browse and screen potential artwork investments, view details of an investment and sign contractual documents online.

ATS

We intend to act to facilitate the trading of the Class A Units of a series on an alternative trading system operated by an SEC-registered broker-dealer, referred to as the “ATS,” that is approved by the Company.

In order to execute a transaction on the ATS, a buyer or seller of Class A Units of a series may be required to create a brokerage account with a broker-dealer that is authorized to settle trades (the “Settling Broker”). To buy securities on the ATS, investors would also need to fund the brokerage account in an amount sufficient to pay the full purchase price. On the ATS owners of Class A Units of a series may submit bids and ask quotes to purchase or sell Class A Units of a series, and any such transactions will be executed by the Settling Broker, if applicable, and matched through the ATS.

The Company will directly notify owners of the Class A Units of a series if they are available for posting on the ATS and will file a notification of such availability on Form 1-U at such time. For so long as the Company exists and the shares of any series are available for posting on the ATS, the Company will continue to file reports under Rule 257 of Regulation A.

The Company currently expects the Administrator to pay all costs and expenses associated with listing the Class A Units of a series on the ATS, establishment of brokerage accountants with the Settling Broker, as applicable, and trading and executing transfers of the Class A Units of a series on the ATS.

Secondary trades of Class A Units matched on the ATS will be intended to comply with Blue Sky laws either through a manual exemption in states where available, through a direct filing with the state securities regulators where required, or as isolated non-issuer transactions.

Due to regulatory compliance restrictions, it is expected that the ATS or certain features of the ATS will not be available to residents of certain foreign countries or those who invest through a self-directed IRA. In addition, Class A Units of a series held by affiliates of the Company are “control” securities under U.S. federal securities laws and are subject to restrictions on transfer. If you hold more than 10% of the voting Class A Units of a series, you may be deemed an affiliate of such series and may be unable to participate on the ATS or otherwise freely transfer your shares. The Company or its transfer agent may require you to provide a legal opinion and or other information to determine your affiliate status.

There can be no assurance that the ATS will provide an effective means of selling your Class A Units. In light of a variety of factors, including, without limitation, the relatively small market capitalization of each series, we cannot guarantee that the ATS will provide a reliable or effective means of price discovery.

Summary of Our Operating Agreement

We are governed by an agreement titled the “Limited Liability Company Operating Agreement” of McQueen Labs Series, LLC. Prior to giving effect to each series offering, all of the membership interests of each series of the Company are held by our Manager in the form of a Class X Unit of each series. A copy of our Operating Agreement is filed as Exhibit 2.2 to the offering statement of which this offering circular forms an integral part. The following summarizes some of the key provisions of the Operating Agreement. This summary is qualified in its entirety by our operating agreement itself, the form of which is included as Exhibit 2.2 to the offering statement of which this offering circular forms an integral part.

Organization and Duration

We were formed on April 11, 2024, as a Delaware protected series limited liability company as set forth in Section 18-215 of the Delaware Limited Liability Company Act. We will remain in existence until dissolved in accordance with our operating agreement.

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Purpose and Powers

The Company and each of its series are organized to undertake activities as determined by the Company Manager. These activities must be in accordance with the terms and conditions of the operating agreement, the Delaware Act, and other applicable laws. The Company is specifically organized to form various series, each of which will hold and manage distinct assets identified in their series designation. This structure allows for different series within the Company to engage in various activities related to their designated assets.

The Company and each series have the power and authority to exercise all powers and privileges granted by the Delaware Act, other applicable laws, and the operating agreement itself. This includes powers that are necessary or convenient for conducting, promoting, or achieving the business purposes or activities of the Company or any of its series.

Manager and Board of Managers

Each the Manager and the Series Managers will serve in such capacity until the earlier of the dissolution of the applicable Series or their removal or replacement pursuant to the terms of the Company’s Operating Agreement.

The Manager will have complete and exclusive discretion in the management and control of the affairs and business of the Company overall, except to the extent that the management of a series is vested in the Board of such series under the Company’s Operating Agreement, and the Manager will possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the Company.

The Board for each series will be comprised of up to three Series Managers for such series. Up to two (2) of the Series Managers for each Board will be named by the holder of the Class X Unit of such series (the “McQueen Series Manager”) and if the series will be comprised of three Series Manager for such series, then up to one (1) of the Series Managers for each Board will be named by the holder of the Class B Unit of such Series (each, a the “Seller Series Manager”). The number of Series Managers, either two or three, will be set forth in the Certificate of Registered Series of the applicable series, which will also set forth whether a Class B Unit of such series will be issued. Copies of the Amended and Restated Certificate of Registered Series for each McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA, McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam and McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT are filed as exhibits hereto.

The McQueen Series Manager may be replaced at any time by the holder of the Class X Unit and any Seller Series Manager may be replaced at any time by the holder of the Class B Unit, provided that the naming of any new or replacement Seller Series Manager will require the approval of the Company Manager.

Any manager of a series may also be removed for “Cause” at any time upon the joint determination of the McQueen Series Manager and one Seller Series Manager, and if such manager was initially named by the holder of the Class X Unit, will be replaced by the holder of the Class X Unit or, if such manager was initially named by the holders of the Class B unit, will be replaced by the holders of the Class B Unit. The term “Cause” means:

(a) the commission by the applicable manager of fraud, gross negligence or willful misconduct;

(b) the conviction of the applicable manager of a felony;

(c) a material violation by the applicable manager of any applicable law that has a material adverse effect on the business of the Company and all of the series, overall; or

(d) the bankruptcy or insolvency of the applicable manager

The Board of a Series will have complete and exclusive discretion in the management and control of the affairs and business of such series, and will possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the such series, including, without limitation, to make determinations and complete actions with respect (i) the use of the assets of such series (including cash on hand), including the financing of the conduct of the operations of such series and the repayment of obligations of such series; and (ii) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of any series under contractual arrangements to all or particular assets of such series).

The Board of a series will have authority in its discretion to exercise, on behalf of and in the name of such series, all rights and powers of a “manager” of a limited liability company under the Delaware Act necessary or convenient to carry out the purposes of such series. The Board of a series will have the power to perform any acts, statutory or otherwise, with respect to such series, which would otherwise be possessed by the members of such series under Delaware law, and the members of such series will have no power whatsoever with respect to the management of the business and affairs of such series.

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No series will undertake any of the following actions, or agree to undertake any of the following actions, unless such actions have been approved by at least one McQueen Series Manager, in the sole discretion of the McQueen Series Manager:

(a) Any sale of the Underlying Assets of such series;

(b) The entry into by such series of any agreement, contract or other instrument which would reasonably be expected to result in any liability or obligation of such series in excess of $10,000, other than such costs directly and reasonable related to the administration of the Underlying Asset of a series;

(c) Any replacement of the Administrator of a series; and

(d) The initial sale or issuance by a series of units of such series.

No series will undertake any of the following actions, or agree to undertake any of the following actions, unless such actions have been approved by all of the then Board of Managers of that series:

(a)	Any change in the tax election of the series;
(b)	Any amendment or modification to the Series Designation for such series;
(c)	Any amendment of the operating agreement; and
(d)	Any elective dissolution of such series (i.e., in a circumstance other than where such dissolution is required as set forth in the operating agreement).

Any Series Manager, may elect to cause the sale of the Underlying Asset of the applicable series, in the event that either (i) at least 5 years has passed from the date of the acquisition of the Underlying Assets and such sale would result in the applicable series receiving gross proceeds equal to at least 125% of the price paid for such Underlying Assets pursuant to the Asset Purchase Agreement pursuant to which such series acquired the Underlying Asset, with any Class A Units paid for such Underlying Asset being valued at the offering price; (ii) such sale would result in such series receiving at return on investment in the amount of at least a 16% non-compounded simple annualized return or (iii) at a price agreed by all members of the board of managers of the applicable series.

Company Officers

At any time, the Manager of the company may appoint and replace individuals as officers or agents of the Company (as applicable, “Company Officers”) with such titles as the Manager may elect to act on behalf of the Company with such power and authority as the Manager may delegate to such persons. Company Officers will hold their offices for such terms as will be determined from time to time by the Manager of the Company, and any Company Officer may be removed or replaced at any time, with or without cause, by the Manager.

The Company Officers were appointed to the following positions on April 11, 2024:

●	Curt Hopkins- Chief Executive Officer
●	Jonathan Held- Chief Financial Officer and Secretary

Classes of Ownership

Prior to giving effect to each series offering, 100% of the membership interests of each series are owned by our Manager in the form of one (1) Class X Unit of such series. We have three classes of membership interests for each series:

Class A Units. The Class A Units of each series being offered in each series offering will represent in the aggregate 100% of our members’ capital accounts of each such series. Class A Units have no voting rights. Class A Units receive distributions first, ensuring they get back 100% of their original purchase price with respect to such Class A Units of such series. After this, distributions are split with 80% going to Class A Units and 20% to Class X Unit, proportionate to their unit holdings in each series.

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Class B Unit. If the seller of an Underlying Asset to a series obtains greater than 25% ownership of Class A Units of the applicable series at the time of sale, the seller will be issued a Class B Unit of that series. The Certificate of Registered Series of the applicable series will set forth whether a Class B Unit of such series will be issued. The Class B Unit is entitled to one (1) vote per unit on matters requiring member consent or approval, both at the series level and for the Company overall. Class B Unit does not participate in distributions by the Company. Class B Units are not convertible or exchangeable into any other securities of the Company or any applicable series.

Class X Unit. The Manager will be issued one (1) Class X Unit in each series in exchange for $1. The Manager will be the only holder of the Class X Unit. The Class X Unit is entitled to one (1) vote per unit on matters requiring member consent or approval, both at the series level and for the Company overall. After Class A Units receive distributions equal to 100% of their original purchase price with respect to such Class A Units of such series, distributions are split with 80% going to Class A Units and 20% to the Class X Unit, proportionate to their unit holdings in each series. Class X Units are not convertible or exchangeable into any other securities of the Company or any applicable series.

Voting Rights

Class A Units have no voting rights. The Class B Unit is entitled to one (1) vote per unit on matters requiring member consent or approval, both at the series level and for the Company overall. The Class X Unit is entitled to one (1) vote per unit on matters requiring member consent or approval, both at the series level and for the Company overall. The Class B Unit votes together as a single class with Class X Unit on all matters.

Agreement to be Bound by the Operating Agreement

By purchasing a Class A Unit of a series, you will be admitted as a member of our Company and will be bound by the provisions of, and deemed to be a party to our operating agreement. Pursuant to our operating agreement, each holder of Class A Unit of a series and each person who acquires a Class A Unit of a series from a holder must agree to be bound by the terms and conditions of the operating agreement.

Shareholder Distributions

The Company does not expect to pay any distributions, other than a distribution following a sale of the Underlying Asset of a series. There can be no assurance as to the timing of a distribution or that we will pay a distribution at all. There are no contractual restrictions on our ability to declare or pay dividends and if any are to be paid in the future, such decision will be at the discretion of the Manager and will depend on our then current financial condition and other factors deemed relevant by the Manager.

When made, any distributions will be distributed as follows:

●	First to the holders of the Class A Units until they receive distributions equal to 100% of their original purchase price with respect to such Class A Units of such series; and

●	Second, to the extent any funds remain undistributed, 80% of any undistributed funds will go to the holders of the Class A Units and 20% will go to the holder of the Class X Unit proportionate to their unit holdings in each series.

Limited Liability

The liability of each member of our Company shall be limited as provided in the Delaware Limited Liability Company Act and as set forth in the Company’s operating agreement. No member of our Company shall be obligated to restore by way of capital contribution or otherwise any deficits in its capital account (if such deficits occur).

The Delaware Limited Liability Company Act provides that a member of a Delaware limited liability company who receives a distribution from such company and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Liability Company Act shall be liable to the Company for the distribution for three years. Under the Delaware Limited Liability Company Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the Company, other than liabilities to members on account of their Class A Units of a series and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the Company. The fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware Limited Liability Company Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the Company, except the assignee is not obligated for liabilities unknown to him at the time the assignee became a member and that could not be ascertained from the operating agreement.

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Exculpation and Indemnification of the Board of Managers and Others

Subject to certain limitations, our operating agreement limits the liability of the Manager and each member of the Board of Managers of a series and its affiliates, the Administrator and its affiliates, any member of the Company and officer of the Company, and any person who serves on behalf of the Company or any series as an officer, partner, member, stockholder or employee of such person (referred to together as the “Protected Persons” or in the singular as the “Protected Person”).

Exculpation

No Protected Person shall be liable to us or the Administrator or any other member of our Company for any action taken or omitted to be taken by it or by other person with respect to us, including any negligent act or failure to act, except in the case of a liability resulting from such Protected Person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or any intentional and material breach of our operating agreement or conduct that is subject of a criminal proceeding (where such Protected Person has reasonable cause to believe that such conduct was unlawful). With the prior consent of the Board of Managers, any Protected Person may consult with legal counsel and accountants with respect to our affairs (including interpretations of our operating agreement) and shall be fully protected and justified in any action or inaction which is taken or omitted in good faith, in reliance upon and in accordance with the opinion or advice of such counsel or accountants. In determining whether a Protected Person acted with the requisite degree of care, such Protected Person shall be entitled to rely on written or oral reports, opinions, certificates and other statements of the members of the Board of Managers, officers, employees, consultants, attorneys, accountants and professional advisors of our Company selected with reasonable care; provided, that no such Protected Person may rely upon such statements if it believed that such statements were materially false.

Indemnification

To the fullest extent permitted by law, we will indemnify, hold harmless, protect and defend each Protected Person against any losses, claims, damages or liabilities, including reasonable legal fees, costs and expenses incurred in investigating or defending against any such losses, claims, damages or liabilities or in enforcing a Protected Person’s right to indemnification under the Company’s operating agreement, and any amounts expended in respect of settlements of any claims approved by the Board of Managers (collectively referred to herein as the “Liabilities”), to which any Protected Person may become subject:

(i)	by reason of any act or omission or alleged act or omission (even if negligent) arising out of or in connection with the activities of our Company;

(ii)	by reason of the fact that it is or was acting in connection with the activities of our Company in any capacity or that it is or was serving at the request of our Company as a partner, shareholder, member, members of the Board of Managers, managers of the Company or the Administrator, the independent representative, officer, employee, or agent of any Person;

unless, such Liability results from such Protected Person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or intentional and material breach of our operating agreement or conduct that is subject of a criminal proceeding (where such Protected Person has reasonable cause to believe that such conduct was unlawful).

Any indemnification provided under our operating agreement is limited thereunder to the extent of our assets only. Further, insofar as the foregoing provisions permit indemnification of Manager and the members of the Board of Managers, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Reimbursement of Expenses

The Administrator, on behalf of any series will reimburse (and/or advance to the extent reasonably required) each Protected Person for reasonable legal or other costs and expenses (as incurred) of such Protected Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Liabilities for which the Protected Person may be indemnified pursuant to our operating agreement and for all costs and expenses, including fees, expenses and disbursements of attorneys, reasonably incurred by such Protected Person in enforcing the indemnification provisions of our operating agreement; provided, that such Protected Person executes a written undertaking to repay us for such reimbursed or advanced costs and expenses if it is finally judicially determined that such Protected Person is not entitled to the indemnification provided by our operating agreement.

Termination and Dissolution

We will continue as a series limited liability company until terminated under the operating agreement. We will commence winding up upon the first to occur of the following (the “Dissolution Event”):

(1) Upon the determination of the voting members of all the series, voting as one class, with the approval of the Manager of the Company;

(2) Our insolvency or bankruptcy;

(3) The sale of all or substantially all of our assets of each series; or

(4) The entry of a decree of judicial dissolution under Section 18-802 of the Delaware Limited Liability Company Act

The Dissolution Event shall be effective on the day on which such event occurs and immediately thereafter we will commence its winding up during which our affairs shall be wound up in accordance with the terms of the operating agreement.

Amendments to Operating Agreement

Amendments or waivers to any provision of the Operating Agreement require a written instrument executed by both the Company Manager. The Manager will need to also get a written instrument executed by the Board of Managers for any amendments to the operating agreement relating to the following items:

(a)	Any change in the tax election of the series;
(b)	Any amendment or modification to the Series Designation for such series;
(c)	Any amendment of the operating agreement; and
(d)	Any elective dissolution of such series (i.e., in a circumstance other than where such dissolution is required as set forth in the operating agreement).

The Company Manager has the authority to amend the Operating Agreement and its schedules and exhibits without the approval of the Board of Managers of any series in the following circumstances:

●	Evidencing the joinder of a new Member to any Series.
●	In connection with the transfer of Units of any Series.
●	In connection with the issuance of Units of any Series to any existing members.
●	As required to reflect Capital Contributions, distributions of any Series, and similar actions under the Agreement.
●	To reflect the naming of new officers, members of the Board, or replacement of officers or managers of the Company or any Series.

Any Series Manager, may elect to cause the sale of the Underlying Asset of the applicable series, in the event that either (i) at least 5 years has passed from the date of the acquisition of the Underlying Assets and such sale would result in the applicable series receiving gross proceeds equal to at least 125% of the price paid for such Underlying Assets pursuant to the Asset Purchase Agreement pursuant to which such series acquired the Underlying Asset, with any Class A Units paid for such Underlying Asset being valued at the offering price; (ii) such sale would result in such series receiving at return on investment in the amount of at least a 16% non-compounded simple annualized return or (iii) at a price agreed by all members of the board of managers of the applicable series.

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Administrator

The Underlying Assets of each series, as well as the day-to-day operations of each series will be managed by the Administrator pursuant to the terms of the operating agreement. The Administrator may withdraw for any reason upon notice to the Manager of the Company. The Administrator may be removed and replaced at any time for any reason by the Manager of the Company.

Management Services

Pursuant to the terms of the operating agreement, the Administrator will manage the day to day operations of the applicable series.

Pursuant to the terms of the operating agreement, the Administrator will be paid an initial fee in cash equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series, plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Series Asset” for each such series) as completed by the Manager of the Company (the “Acquisition Fee”), which Acquisition Fees will be payable upon the acquisition of the applicable Series Asset which will be paid from the proceeds of the applicable series offering. If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering.

Pursuant to the terms of the operating agreement, the Administrator will be paid for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”), with the Administrative Fee for any fractional quarterly period to be appropriately pro-rated. The Administrative Fee will be payable via the issuance to the Administrator of a number of Class A Units of the applicable series equal to the amount of the Administrative Fee rounded to the nearest whole Class A Unit. As further discussed in detail under the heading “Asset Purchase Agreement” on page 56 of this Offering Circular, the Administrative Fee may for a specified term, in part, be paid to the seller of the applicable Underlying Asset of the applicable series.

In consideration of the payment of the Acquisition Fee, the Administrator will pay all Series Offering expenses, including fees, costs and expenses incurred in connection with executing the applicable Series Offering, consisting of underwriting, legal, accounting, escrow and compliance costs related to such Series Offering, provided that, in the event that such costs and expenses exceed the amount of the Acquisition Fee, the applicable Series will pay such excess amount to the Administrator, via the issuance of additional Class A Units, when and as requested by the Administrator.

In consideration of the payment of the Administrative Fee, the Administrator will pay the following costs and expenses of the applicable series, and, if such costs and expenses relate to the operations of the Company overall and not to the particular series, provided that, in the event that such costs and expenses exceed the amount of the series formation fee and the Administrative Fee, the applicable Series will pay such excess amount to the Administrator, in cash or via the issuance of additional Class A Units, as elected by the Administrator, when and as requested by the Administrator:

(A) The costs of preparing and filing any reports to be filed with the Securities and Exchange Commission;

(B) Any fees, costs and expenses related to financial audits;

(C) Any fees, costs and expenses related to preparation and filing of tax returns;

(D) Any and all income taxes and marketing fees, costs and expenses incurred in connection with the management of an Underlying Asset of the applicable Series;

(E) any fees, costs and expenses incurred in connection with preparing any reports and accounts of the applicable series;

(F) the costs of directors’ and officers’ insurance of the directors and officers of the Board in connection with the applicable series;

(G) any governmental fees imposed on the capital of the series (or the Company as a result of the operations of such series) or incurred in connection with compliance with applicable regulatory requirements;

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(H) any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the series (or the Company as a result of the operations of such series) or the Board, the Administrator or any Officer of such series in connection with the affairs of such series;

(I) any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Board in connection with such series;

(J) the fees and expenses of the series’ counsel (or the Company’s counsel as a result of the operations of such series) in connection with advice directly relating to the Series’ legal affairs;

(K) the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Board in connection with the operations of the applicable series;

(L) Any costs and expenses as agreed to be paid by the Administrator in the applicable Asset Purchase Agreement; and

(M) All costs and expenses incidental to the termination and winding up of such series and its share of the costs and expenses incidental to the termination and winding up of the Company as allocated to it in accordance with the Company’s allocation policy.

The seller, if the seller holds a Class B Unit of the applicable series, or if no Class B Unit is issued, the Administrator, will pay the following costs relating to the series:

(i) The costs and expenses of undertaking the obligations and actions imposed on the seller pursuant to the Asset Purchase Agreement;

(ii) security and maintenance fees, costs and expenses incurred in connection with the management of the Underlying Asset of such series;

(iii) any and all insurance premiums or expenses related to insurance on the Underlying Asset of the applicable series; and

(iv) in the event that the applicable Underlying Asset of the applicable series carries Third-Party Cost, the Seller will make all monthly payments of interest and principal on such Underlying Asset until the closing of the applicable series offering.

All other costs and expenses of the applicable series will be paid directly by that series. The Administrator may elect to pay any such costs and expenses directly on behalf of an applicable series, or may advance the funds to pay these costs and expenses to the applicable series, which such funds would then be reimbursed by the applicable series to the Administrator when the applicable series has sufficient funds to do so, or at such other times as may be agreed between the Administrator and the applicable series.

The Administrator or the applicable series seller, as the case may be, may rely on a custodian to manage and pay for certain aspects of the storage, maintenance, safekeeping and other aspects of the Underlying Asset. The Administrator or the applicable series seller, as the case may be, will enter into agreements with such custodians, however, there is no guarantee that the custodian will perform their duties properly. For example, a storage facility selected by the custodian can be inadequate for the storage of the Underlying Asset causing the Underlying Asset to suffer damage. This could lead to either the Underlying Asset held by a particular series, or a subsidiary of that series, to decrease in value, which would accordingly negatively impact the value of the Class A Units of such series.

The Administrator may determine to sell any Underlying Asset of the applicable series without engaging a third-party intermediary, in which event the Administrator may charge the buyer of the Underlying Asset a reasonable fee not to exceed the lowest published buyer’s premium charged directly by Sotheby’s, Christie’s or Phillips in effect at such time.

Anti-Takeover Effects under Delaware Law

We are a series limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the Delaware General Corporation Law apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting Class A Units of a series. The Manager, upon the approval of a majority of the voting units of each series, may elect to amend the operating agreement, at any time to have Section 203 apply to the Company.

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Exclusive Forum Provision

Our operating agreement designates the federal district courts of the United States of America as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our operating agreement provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such provision, and the enforceability of similar choice of forum provisions in other companies’ constitutive documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our operating agreement. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

This choice of forum provision may limit a shareholder’s ability to bring a Securities Act claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find the exclusive-forum provision in our operating agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our financial condition.

THIS PROVISION WOULD NOT APPLY TO SUITS BROUGHT TO ENFORCE A DUTY OR LIABILITY CREATED BY THE SECURITIES ACT, EXCHANGE ACT OR ANY OTHER CLAIM FOR WHICH THE U.S. FEDERAL COURTS HAVE EXCLUSIVE JURISDICTION.

This choice of forum provision may limit the ability of a holder of the Class A Units to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our Operating Agreement be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Transfer Agent

The Company will act as its own transfer agent and will use the McQueen Platform to track and manage all transfers of Class A Units. The Company has also engaged Rialto Markets LLC to act as the Transfer Agent and Registrar for any series that becomes beneficially owned by more than 2,000 persons or 500 non-“accredited investors.”

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SHARES ELIGIBLE FOR FUTURE SALE

Shares Eligible for Future Sale

Prior to this Offering, there has been no public market for our Class A Units of any series, and we do not intend to seek to establish one. Prior to the Offering, there are no Class A Units of any series issued and outstanding. We cannot predict the effect, if any, that market sales of the Class A Units of a series or the availability of Class A Units of a series for sale will have on the market price of the Class A Units of a series prevailing from time to time.

Rule 144

In general, under Rule 144 as currently in effect, any person who is or has been an affiliate of ours during the 90 days immediately preceding the sale and who has beneficially owned shares for at least six months is entitled to sell, within any three-month period commencing 90 days after the date of this Offering Circular, a number of shares that does not exceed the greater of:

●	1% of the then-outstanding Class A Units of a series; and

●	the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least six months is entitled to sell his or her shares under Rule 144 without regard to the limitations described above, subject only to the availability of current public information about us during the six months after the initial six-month holding period is met. After a non-affiliate has beneficially owned his or her shares for one year or more, he or she may freely sell his or her shares under Rule 144 without complying with any Rule 144 requirements.

We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our shares, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the Class A Units will develop or be sustained after the offering. Any future sale of substantial amounts of the Class A Units in the open market may adversely affect the market price of our shares.

CERTAIN MATERIAL UNITED STATES TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax consequences of the ownership and disposition of the Class A Units but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

Except as explicitly set forth below, this discussion is limited to U.S. Holders (defined below) who hold the Class A Units as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

(i) banks, insurance companies or other financial institutions;

(ii) persons subject to the alternative minimum tax;

(iii) tax-exempt organizations;

(iv) dealers in securities or currencies;

(v) traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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(vi) persons that own, or are deemed to own, more than five percent of our Class A Units (except to the extent specifically set forth below);

(vii) certain former citizens or long-term residents of the United States;

(viii) persons who hold our Class A Units as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

(ix) persons who do not hold our Class A Units as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

(x) persons deemed to sell our Class A Units under the constructive sale provisions of the Code.

As used herein, the term “U.S. Holder” means a beneficial owner of the Class A Units that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States, a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons control all of the substantial decisions of the trust or if a valid election is in place to treat the trust as a U.S. person.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds Class A Units, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Class A Units, and partners in such partnerships, should consult their tax advisors.

On December 22, 2017, the United States enacted H.R. 1, informally titled the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act includes significant changes to the Code affecting the Company and its Class A Unit Holders. Most of the changes applicable to individuals are temporary and, without further legislation, will not apply after 2025. The interpretation of the Tax Act by the IRS and the courts remains uncertain in many respects; prospective investors should consult their tax advisors specifically regarding the potential impact of the Tax Act on their investment.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A Units arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any foreign taxing jurisdiction or under any applicable tax treaty.

Taxation of Each Series as a “C” Corporation

The Company, although formed as a Delaware series limited liability company eligible for tax treatment as a “partnership,” has affirmatively elected for each series, including the Class A Units in each series offered in this offering, to be taxed as a “C” corporation under Subchapter C of the Code for all federal and state tax purposes and the discussion below assumes that each series will be so treated. Thus, each series will be taxed at regular corporate rates on its income before making any distributions to holders of Class A Units as described below.

The rule that a separate series of a Series LLC is an eligible entity that may elect to be treated as a corporation for federal income tax purposes is contained in proposed Treasury Regulations that have not yet been finalized (Prop. Treas. Reg. Section 301.7701- 1(a)(5)). This rule is therefore subject to change if and when those proposed Treasury Regulations are issued in final form. If the final rule does not provide that a series of a limited liability company is eligible to elect to be treated as a corporation for federal income tax purposes, investors in a Series would likely be treated as partners in a partnership and would be subject to current federal income tax on their proportional share of the income of the Series or of the Company.

99

Taxation of Distributions to Investors

Distributions to U.S. Holders out of the Company’s current or accumulated earnings and profits will be taxable as dividends. A non-corporate U.S. Holder who receives a distribution constituting “qualified dividend income” may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors regarding the characterization of corporate distributions as “qualified dividend income.” Dividends received by a corporate U.S. Holder may be eligible for the corporate dividends-received deduction if certain holding periods are satisfied. Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder’s Class A Units. Rather, such distributions will reduce the adjusted basis of such U.S. Holder’s Class A Units. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder’s adjusted basis in its Class A Units will be taxable as capital gain in the amount of such excess if the Class A Units are held as a capital asset. In addition, Section 1411 of the Code imposes on individuals, trusts and estates a 3.8% tax on certain investment income (the “3.8% NIIT”). In general, in the case of an individual, this tax is equal to 3.8% of the lesser of (i) the taxpayer’s “net investment income” or (ii) the excess of the taxpayer’s adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns and $200,000 for other taxpayers). In the case of an estate or trust, the 3.8% tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount of the highest tax bracket for such year (for 2021, that amount is $13,050).

Taxation of Dispositions of Class A Units

Upon any taxable sale or other disposition of our Class A Units, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between the amount of cash and the fair market value of any property received on such disposition; and the U.S. Holder’s adjusted tax basis in the Class A Units. A U.S. Holder’s adjusted tax basis in the Class A Units generally equals his or her initial amount paid for the Class A Units and decreased by the amount of any distributions to the investor in excess of the Company’s current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their Class A Units, and the amount of any actual or deemed relief from indebtedness encumbering their Class A Units. The gain or loss will be long-term capital gain or loss if the Class A Units are held for more than one year before disposition. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT. The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. Holder; the effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the Class A Units. Capital losses are first deducted against capital gains, and, in the case of non-corporate taxpayers, any remaining such losses are deductible against salaries or other income from services or income from portfolio investments only to the extent of $3,000 per year.

Tax Withholding and Information Reporting

Generally, the Company must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you.

Dividends paid by a Series to a non-U.S. Holder are generally subject to federal income tax withholding at the rate of 30% (or a lower rate determined under a tax treaty). A non-U.S. Holder that is entitled to a reduced rate of withholding will need to provide an IRS Form W-8BEN or similar form to certify its entitlement to tax treaty benefits.

Payments of dividends or of proceeds on the disposition of the Class A Units made to you may be subject to additional information reporting and backup withholding at a current rate of 24% unless you establish an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Under legislation commonly known as “FATCA,” each Series will be required to withhold U.S. federal income tax at the rate of 30% on distributions treated as dividends for tax purposes unless the recipient timely provides proper certifications on a valid U.S. Form W-8 or W-9. Withholding under FATCA generally applies to certain “foreign financial institutions” and “non-financial foreign entities.” Withholding will not apply to a U.S. Holder that timely provides a valid U.S. Form W-9.

If we determine withholding is required with respect to a distribution or payment, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of our Class A Units, including the consequences of any proposed change in applicable laws.

100

ADDITIONAL REQUIREMENTS AND RESTRICTIONS

State Securities – Blue Sky Laws

There is no established public market for our Class A Units, and we do not intend to list our Class A Units on any exchange or trading platform. Transfer of our Class A Units may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our Class A Units may not be traded in such jurisdictions. Because the securities qualified hereunder have not been registered for resale under the blue sky laws of any state, the holders of such Class A Units and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the Class A Units for an indefinite period of time.

We currently do not intend to and may not be able to qualify securities for resale in states which require the Class A Units to be qualified before they can be resold by holders of Class A Units.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

●	A “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

●	Acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

●	Within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

●	A person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

●	Designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

101

EXPERTS

Our balance sheet as of December 31, 2024 and the related statements of operations, shareholder’s equity and cash flows for the period from April 11, 2024 (inception) through December 31, 2024, included in this offering circular have been audited by Smart Solutions CPA, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered by this offering circular will be passed upon for us Anthony, Linder & Cacomanolis, PLLC, 1700 Palm Beach Lakes Blvd. Suite 820, West Palm Beach, FL 33401.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under Regulation A of the Securities Act with respect to the Class A Units offered by this offering circular. This offering circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. Statements contained in this offering circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We also maintain a website at www.mcqmarkets.com. After the completion of this Offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this offering circular and the inclusion of our website address in this offering circular is an inactive textual reference only.

After the completion of this Tier II, Regulation A offering, we intend to become subject to the information and periodic reporting requirements of the Exchange Act. If we become subject to the reporting requirements of the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Until we become or never become subject to the reporting requirements of the Exchange Act, we will furnish the following reports, statements, and tax information to each holder of Class A Units:

1.	Reporting Requirements under Tier II of Regulation A. Following this Tier II, Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Such reports and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

2.	Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending on the last Sunday of a calendar year, the Administrator will cause to be mailed or made available, by any reasonable means, to each holder of Class A Units as of a date selected by the Administrator, an annual report containing our financial statements for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows, with such statements having been audited by an accountant selected by the Company. The Company shall be deemed to have made a report available to each holder of Class A Units as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system and such report is publicly available on such system or (ii) made such report available on any website maintained by us and our affiliate and available for viewing by holder of Class A Units.

3.	Tax Information. As soon as practicable following the end of our fiscal year, which is currently January 1st through December 31st, we will send to each holder of Class A Units such tax information as shall be reasonably required for federal and state income tax reporting purposes.

102

FINANCIAL STATEMENTS

McQueen Labs Series, LLC

Consolidated Financial Statements and Independent Auditor’s Report

For the Period Ended December 31, 2024

McQueen Labs Series, LLC

F-1

1 E Erie St, STE 525-2419 Chicago, IL 60611 Tel: (+1) 312-313-0350 E-Fax: (+1) 312-277-3901 audit@smartsolutionscpa.com www.smartsolutionsCPA.com

Independent Auditor’s Report

To the Management of McQueen Labs Series, LLC

Opinion

We have audited the consolidated financial statements of McQueen Labs Series, LLC (the “Company”), which comprise the consolidated balance sheet as of December 31, 2024, consolidated income statement, the consolidated statement of changes in equity, and the consolidated cash flows for the period then ended and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the results of its operations and its consolidated cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit

Emphasis of Matter

We draw attention to Note 7 to the consolidated financial statements specifying that operations of the Company have not been commenced yet. Our opinion is not modified in this respect.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Smart Solutions CPA Inc. is an independent alliance member of CLA Global. See CLAglobal.com/disclaimer.	F-2

1 E Erie St, STE 525-2419 Chicago, IL 60611 Tel: (+1) 312-313-0350 E-Fax: (+1) 312-277-3901 audit@smartsolutionscpa.com www.smartsolutionsCPA.com

Independent Auditor’s Report

To the Management of McQueen Labs Series, LLC	(Continued from previous page)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with Generally Accepted Auditing Standards, we:

■ Exercise professional judgment and maintain professional skepticism throughout the audit.

■ Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

■ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

■ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by the management, as well as evaluate the overall presentation of the consolidated financial statements.

■ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Noman Tahir, CPA

License: 065.054304

Chicago

State of Illinois

February 11, 2025

Smart Solutions CPA Inc. is an independent alliance member of CLA Global. See CLAglobal.com/disclaimer.	F-3

McQueen Labs Series, LLC

Consolidated Balance Sheet

As at December 31, 2024

	Series 001	Series 002	Series 003	Series 004	Total

Assets
Current assets
Due from related party	$1	$1	$1	$1	$4
Total current assets	1	1	1	1	4

Non-current assets
Total non-current assets	-	-	-	-	-

Total assets	$1	$1	$1	$1	$4

Liabilities and equity
Current liabilities
Total current liabilities	-	-	-	-	-

Non-current liabilities
Total non-current liabilities	-	-	-	-	-
Total liabilities	-	-	-	-	-

Members’ Equity
Members’ capital	1	1	1	1	4
Retained earnings	-	-	-	-	-
Total equity	1	1	1	1	4

Total liabilities and equity	$1	$1	$1	$1	$4

The accompanying notes are an integral part of these consolidated financial statements.

F-4

McQueen Labs Series, LLC

Consolidated Income Statement

For the year ended December 31, 2024

	Series 001	Series 002	Series 003	Series 004	Total

Revenue	$-	$-	$-	$-	$-
Gross Profit	-	-	-	-	-

Expenses
Management and general	-	-	-	-	-
Total expenses	-	-	-	-	-

Net profit for the period	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

McQueen Labs Series, LLC

Consolidated Statement of Members’ Equity

For the year ended December 31, 2024

	Series 001	Series 002	Series 003	Series 004	Total

Capital contribution	$1	$1	$1	$1	$4
Net profit for the period (nine months)	—			—	—
As at December 31, 2024	$1	$1	$1	$1	$4

F-6

McQueen Labs Series, LLC

Consolidated Statement of Cash Flows

For the year ended December 31, 2024

	Series 001	Series 002	Series 003	Series 004	Total
(Nine months)
Operating activities:
Net profit for the period	$-	$-	$-	$-	$-
Net cash provided by operating activities	-	-	-	-	-

Net increase in cash and cash equivalents	-	-	-	-	-
Cash and cash equivalents, beginning of the period	-	-	-	-	-
Cash and cash equivalents, end of the period	-	-	-	-	-

Supplemental noncash disclosures
Due from related party for the issuance of Class X shares (i)	$1	$1	$1	$1	$4

(i) Refer Note 3 and 5 for non-cash transaction

F-7

McQueen Labs Series, LLC

Notes to Consolidated Financial Statements

For the period ended December 31, 2024

Note – 1 Nature of operations

McQueen Labs Series, LLC (the “Company”) is a Delaware series limited liability company formed on April 11, 2024. The Company’s core business is the identification, acquisition, marketing and management of collectible automobiles and works of art, collectively referred to as “Collectible Assets” or the “Asset Class,” for the benefit of the investors. The Company is wholly owned and managed by McQueen Labs Inc., a Delaware corporation (the “Manager”). The Manager is a technology and marketing company that operates the McQueen Platform (the “Platform”) and manages the assets owned by the Company in its role as the Manager of each Series. The Manager shall receive a Class X share in each Series granting it certain rights.

Each Series will own unique Collectible Assets (each an “Underlying Asset”) and the assets and liabilities of each Series will be separate in accordance with Delaware law. A purchaser of Class A shares (an “Investor”) in any Series acquires a proportional share of assets, liabilities, profits, and losses as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an Offering related to that particular Series is a single Underlying Asset.

Note – 2 Summary of significant accounting policies Basis of accounting

The preparation of these consolidated financial statements and accompanying notes in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and each Series as listed in Note 13, after eliminating inter-company balances and transactions, if any.

Underlying assets

Underlying Assets are recorded at cost. The cost of the Underlying Assets includes the purchase price, associated taxes, deposits, and acquisition fee.

The Company treats Underlying Assets as collectible and therefore the Company will not depreciate or amortize the Underlying Assets going forward. The Underlying Assets are considered long-lived assets with indefinite lives and will be subject to an annual test for impairment. These Underlying Assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the fair value of the asset. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment losses were recognized during the period ended.

F-8

McQueen Labs Series, LLC

Notes to Consolidated Financial Statements

For the period ended December 31, 2024

Management fee

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of the Underlying Asset, and to pay an expense allocation to the Manager, equal to 11% of the purchase price of the Underlying Asset (the “Acquisition Fee”). If the costs associated with the acquisition for the Series are greater than the fees payable to the Manager, then the Manager shall have the right to receive additional compensation in the form of Interests for paying such costs.

Administrative fee

The Manager has the right to receive administrative fee payable in Interests at a rate of 0.375% per quarter (the “Administrative Fee”). If the operating costs for the Series are greater than the fees payable to the Manager, then the Manager shall have the right to receive additional compensation in the form of Interests for paying such costs.

The Manager also has the right to receive a share of 20% of the profits upon the sale of the Underlying Assets, which is calculated by ensuring all the investors who have acquired interests, receive back 100% of their investment. Then of the remaining funds to distribute, the Manager shall receive 20%.

Income taxes

The Company has elected to be treated as a “C” Corporation under the Internal Revenue Code. Under this election, the Company is required to pay federal and state taxes.

Note – 3 Due from related party

	Relationship	2024
		(Nine months)
McQueen Labs Inc.	Manager	$4
		$4

During the period ended December 31, 2024, the Company issued one Class X Share for each Series in exchange for $1 per share. The Class X Shares grant the Manager specific rights with respect to each Series, in accordance with the terms of the Operating Agreement.

Note – 4 Related party transactions

Transactions with related parties	Relationship	2024
		(Nine months)
Capital Contributed by McQueen Labs Inc.	Holding Company	$4
		$4

Apart from the transaction mentioned above, there were no related party transactions for the period ended December 31, 2024.

F-9

McQueen Labs Series, LLC

Notes to Consolidated Financial Statements

For the period ended December 31, 2024

Note – 5 Members’ capital

Members’ capital for the Company and any Series consists of Class A shares, potentially a Class B Share and a Class X share:

Class A shares

The Class A shares of each Series being offered will represent in the aggregate 100% of the members’ capital accounts of each series and an 80% interest in the profits recognized upon any sale of the Underlying Assets of such Series, after deduction of all Administrative Fee and other expenses.

The authorized number of class A shares for each series is limited to the primary offering number plus any shares that may be issued to pay for Administrative Fee or other fees. All Class A shares do not provide the investors with any voting rights in the Series other than those detailed in the Company’s Operating Agreement. The Manager controls all other actions as stated in the Company’s Operating Agreement.

Class B shares

The Asset Sellers may receive a Class B Share in a Series if they maintain a certain percentage of ownership in the Underlying Asset by receiving Interests in the Series. The Class B Share grants certain custody and other rights to the Asset Sellers, as per the Operating Agreement.

Class X shares

Through the ownership of the Class X Share, all voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager. The Manager manages the ongoing operations of each Series in accordance with the Operating Agreement.

There was 1 member for class X shares and no member for Class A and B as of December 31, 2024.

Capital contribution	Class A	Class B	Class X	Total
Series 001	$-	$-	$1	$1
Series 002	-	-	1	1
Series 003	-	-	1	1
Series 004	-	-	1	1
As of December 31, 2024	$-	$-	$4	$4

Note – 6 Contingencies and commitments

There were no material contingencies and commitments known as of the date of the balance sheet.

F-10

McQueen Labs Series, LLC

Notes to Consolidated Financial Statements

For the period ended December 31, 2024

Note – 7 Commencement of operations

Since the Company was incorporated on April 11, 2024, the operational activities have not been commenced fully, and as a result, no revenue was generated during the period ended December 31, 2024.

However, during the period, the Company initiated the process of launching Series 001 and 002 on the McQueen Platform. These Series were made live to attract investors for the acquisition of Underlying Assets. However, as of December 31, 2024, none of the offerings had been closed consequently, the Company remains in its pre-operational phase and expects to close offerings and commence revenue generating activities in future periods.

Note – 8 Subsequent events

The Company evaluated all events and transactions that have occurred since December 31, 2024, and through the date of the authorization of consolidated financial statements. The Company determined that it does not have any material subsequent events to report in the consolidated financial statements.

Note – 9 List of Series

Legal Name	EIN
McQueen Labs Series, LLC - Series 001 1986 Lamborghini Countach	99-3132029
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	99-3225783
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	99-3181537
McQueen Labs Series LLC - Series 004 2014 Mercedes Solarbeam	99-5034567

F-11

McQueen Labs Series, LLC

Best Efforts Offering of Class A Units (Limited Liability Company Interests of a Series)

Representing Series Membership Interests

OFFERING CIRCULAR

April 23, 2025